                                          1933 Act Registration Number 333-30318
                                          1940 Act Registration Number 811-07600

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Pre-effective Amendment Number 2

                                      And

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                              Amendment Number 19

              AMERICAN NATIONAL VARIABLE ANNUITY SEPARATE ACCOUNT
                          (Exact Name of Registrant)

                      AMERICAN NATIONAL INSURANCE COMPANY
                           (Exact Name of Depositor)
                                One Moody Plaza
                            Galveston, Texas  77550
             (Address of Depositor's Principal Executive Offices)
                                (409) 763-4661
              (Depositor's Telephone Number, including Area Code)

             Rex Hemme                                     Jerry L. Adams
      Vice President, Actuary                        Greer, Herz & Adams, L.L.P.
American National Insurance Company  With copy to:         One Moody Plaza
                                     ------------
          One Moody Plaza                              Galveston, Texas 77550
      Galveston, Texas 77550

                    (Name and Address of Agent for Service)

--------------------------------------------------------------------------------

Approximate date of proposed public offering: As soon as practicable after the
--------------------------------------------
effective date of this Registration Statement.

Securities being offered: Variable Annuity Contracts
------------------------

--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

WEALTHQUEST III Variable Annuity
Issued by American National Insurance Company
Home Office One Moody Plaza Galveston TX 77550-7999
PROSPECTUS (DATE) 1-800-306-2959

This prospectus describes a deferred variable annuity contract issued to either individuals or groups depending upon the state in which the contract is issued. (See "Type of Contract" on page xx.)

You can allocate your contract value to American National Variable Annuity Separate Account, which reflects the investment performance of mutual fund portfolios selected by you, and our Fixed Account which earns a guaranteed minimum rate. At this time, you can allocate your contract value to the following mutual fund portfolios:

American National Fund
 .  Growth Portfolio
 .  Balanced Portfolio
 .  Equity Income Portfolio
 .  High Yield Bond Portfolio
 .  International Stock Portfolio
 .  Small-Cap/Mid-Cap Portfolio
 .  Government Bond Portfolio
 .  Money Market Portfolio
Fidelity Funds
 .  Asset Manager Portfolio
 .  Index 500 Portfolio
 .  Contrafund Portfolio
 .  Asset Manager: Growth Portfolio
 .  Growth Opportunities Portfolio
T. Rowe Price Funds
 .  Equity Income Portfolio
 .  Mid-Cap Growth Portfolio
 .  International Stock Portfolio
 .  Limited-Term Bond Portfolio
MFS Fund
 .  Capital Opportunities Portfolio
 .  Emerging Growth Portfolio
 .  Research Portfolio
 .  Growth With Income Portfolio
Federated Fund
 .  Utility Fund II Portfolio
 .  Growth Strategies Portfolio
 .  International Small Company Fund II Portfolio
 .  High Income Bond Portfolio
 .  Equity Income Fund II Portfolio
Alger American Fund
 .  Small Capitalization Portfolio
 .  Growth Portfolio
 .  MidCap Growth Portfolio
 .  Leveraged AllCap Portfolio
 .  Income & Growth Portfolio
 .  Balanced Portfolio

This prospectus contains information that you should know before purchasing a contract. Additional information about the contract is contained in a Statement of Additional Information ("SAI") filed with the Securities and Exchange Commission, ("SEC") which is incorporated by reference into this prospectus.
You may obtain a free copy of the SAI, which is dated the same date as this prospectus, by writing or calling us at our home office. The table of contents of the SAI is on page xx of this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains material incorporated by reference into this prospectus, SAI, and other information regarding companies that file electronically with the SEC.

For more information on the American National Fund, Fidelity Funds, T. Rowe Price Funds, MFS Fund, Federated Fund, and Alger American Fund, see their prospectuses. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Interests in the contract are not deposits or obligations of, or guaranteed or endorsed by any bank, nor is the contract federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The contract involves investment risk, including possible loss of principal.

Please Read This Prospectus Carefully and Keep It For Future Reference
Form 4879

                               TABLE OF CONTENTS

                                                                            Page
Glossary....................................................................  x
Introduction................................................................  x
 What is the Purpose of the Contract?.......................................  x
 What are my Investment Options?............................................  x
 How do I Purchase a Contract?..............................................  x
 How do I Allocate Purchase Payments?.......................................  x
 Can I Transfer Amounts Between the Investment Alternatives?................  x
 What is the Death Benefit under the Contract?..............................  x
 Can I Get My Money if I need It?...........................................  x
 How Can I Receive Annuity Payments?........................................  x
 What are the Charges and Deductions under the Contract?....................  x
 What are the Tax Consequences Associated with the Contract?................  x
 If I have Questions, Where can I Go?.......................................  x
Expenses Before the Annuity Date............................................  x
 Contract Owner Transaction Expenses........................................  x
 Sales Load as a Percentage of Purchase Payments............................  x
 Deferred Sales Load ("Surrender Charge")...................................  x
 Expenses During the Annuity Period......................................... xx
Contract.................................................................... xx
 Type of Contract........................................................... xx
 Contract Application and Purchase Payments................................. xx
 Allocation of Purchase Payments............................................ xx
 Crediting of Accumulation Units............................................ xx
 Allocation of Charges and Other Deductions to the Subaccounts
   and the Fixed Account.................................................... xx
 Determining Accumulation Unit Values....................................... xx
 Transfers Before Annuity Date.............................................. xx
 Special Programs........................................................... xx
Charges and Deductions Before the Annuity Date.............................. xx
 Surrender Charge........................................................... xx
 Other Charges.............................................................. xx
 Deduction of Fees.......................................................... xx
 Exception to Charges....................................................... xx
Distributions Under the Contract............................................ xx
Distributions Before Annuity Date........................................... xx
 Surrenders................................................................. xx

 Systematic Withdrawal Program.............................................. xx
 Waiver of Surrender Charge................................................. xx
 Death Benefit Before Annuity Date.......................................... xx
Distributions During the Annuity Period..................................... xx
 Election of Annuity Option................................................. xx
 Allocation of Benefits..................................................... xx
 Annuity Options............................................................ xx
 Value of Variable Annuity Payments: Assumed Investment Rates............... xx
 Annuity Provisions......................................................... xx
The Company, Separate Account and Funds..................................... xx
 American National Insurance Company........................................ xx
 The Separate Account....................................................... xx
 The Funds.................................................................. xx
 Changes in Investment Options.............................................. xx
Fixed Account............................................................... xx
Federal Tax Matters......................................................... xx
 Introduction............................................................... xx
 Tax Status of the Contracts................................................ xx
 Taxation of Annuities in General........................................... xx
 Withdrawals................................................................ xx
 Penalty Tax................................................................ xx
 Annuity Payments........................................................... xx
 Taxation of Death Benefit Proceeds......................................... xx
 Transfers or Assignments of a Contract..................................... xx
 Required Distributions..................................................... xx
 Withholding................................................................ xx
 Multiple Contracts......................................................... xx
 Exchanges.................................................................. xx
 Taxation of Qualified Contracts............................................ xx
 Distributions from Qualified Contracts..................................... xx
 Possible Changes in Taxation............................................... xx
 All Contracts.............................................................. xx
Performance................................................................. xx
Distributor of the Contract................................................. xx
Legal Matters............................................................... xx
Legal Proceedings........................................................... xx
Experts..................................................................... xx
Additional Information...................................................... xx
Financial Statements........................................................ xx
Table of Contents of Statement of Additional Information.................... xx

GLOSSARY

Accumulation Period. The time between the date Accumulation Units are first purchased by us and the earliest of (1) the Annuity Date; (2) the date the Contract is surrendered; or (3) the date of the Contract Owner's death.

Accumulation Unit. A unit used by us to calculate a Contract's value during the Accumulation Period.

Accumulation Value. The sum of (1) the value of your Accumulation Units and (2) value in the Fixed Account.

Alger American Fund.  The Alger American Fund.

American National Fund. American National Investment Accounts, Inc.

Annuitant. The person or persons who will receive annuity payments.

Annuity Date. The date annuity payments begin.

Annuity Period. The time during which annuity payments are made.

Annuity Unit. A unit used by us to calculate the dollar amount of variable annuity payments.

Company ("we", "our" or "us"). American National Insurance Company.

Contract. The contract described in this prospectus.

Contract Owner ("you" or "your"). Unless changed by notice to us, the Contract Owner is as stated in the application.

Contract Anniversary. An anniversary of the Date of Issue.

Contract Year. A one-year period, commencing on either the Date of Issue or a Contract Anniversary.

Date of Issue. The date a Contract is issued.

Eligible Portfolio. A Portfolio which corresponds to a subaccount.

Enhanced Death Benefit Riders. Optional death benefits available at an additional cost.

Federated Fund. Federated Insurance Series.

Fidelity Funds. Variable Insurance Products Fund. The Fidelity Fund's Portfolios offered through the Contract are Service Class II Portfolio's.

Fixed Account. A part of our General Account which will accumulate interest at a fixed rate.

General Account. All of our assets except those segregated in separate accounts.

MFS Fund. MFS Variable Insurance Trust.

Non-Qualified Contract. A Contract that does not receive favorable tax treatment under the Internal Revenue Code.

Portfolio. A series of a mutual fund designed to meet specified investment objectives.

Purchase Payment. A payment made to us during the Accumulation Period less any premium tax charges incurred at the time the Purchase Payment is made.

Qualified Contract. A Contract issued in connection with a retirement plan that receives favorable tax treatment under the Internal Revenue Code.

T. Rowe Price Funds. T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Fixed Income Series, Inc.

Valuation Date. Each day the New York Stock Exchange ("NYSE") is open for regular trading. A redemption, transfer, or purchase can be made only on days that we are open. We will be open on each day the NYSE is open except for the day after Thanksgiving and the Friday before Christmas Eve.

Valuation Period. The close of business on one Valuation Date to the close of business on the next.

Variable Annuity. An annuity with payments and value that vary in dollar amount based on performance of the investments you chose.

INTRODUCTION

What is the Purpose of the Contract?

The Contract allows you to accumulate funds, on a tax-deferred basis, that will increase or decline in value based on the performance of investments you choose. You should use the Contract for retirement planning or other long-term goals. The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal (and state) tax brackets. You should not invest in this Contract if you are looking for a short-term investment or if you cannot take the risk of losing money that you put in.

There are various additional fees and charges associated with variable annuities. The tax deferral feature of variable annuities is unnecessary when purchased to fund a qualified plan, since the Plan would already provide tax deferral in most cases. You should consider whether the other features and benefits, such as the opportunity for lifetime income benefits, and the guaranteed level of certain charges, make the Contract appropriate for your needs.


What are my Investment Options?

You can invest your Purchase Payments in one or more of the following subaccounts of the separate account, each of which invests exclusively in shares of a corresponding Eligible Portfolio:

 .  American National Growth

 .  American National Balanced

 .  American National Equity Income

 .  American National Money Market

 .  American National High Yield Bond

 .  American National International Stock

 .  American National Small-Cap/Mid-Cap

 .  American National Government Bond

 .  Fidelity Asset Manager

 .  Fidelity Index 500

 .  Fidelity Contrafund

 .  Fidelity Asset Manager: Growth

 .  Fidelity Growth Opportunities

 .  T. Rowe Price Equity Income

 .  T. Rowe Price Mid-Cap Growth

 .  T. Rowe Price International Stock

 .  T. Rowe Price Limited-Term Bond

 .  MFS Capital Opportunities

 .  MFS Emerging Growth

 .  MFS Research

 .  MFS Growth With Income

 .  Federated Utility Fund II

 .  Federated Growth Strategies

 .  Federated International Small Company Fund II

 .  Federated High Income Bond

 .  Federated Equity Income Fund II

 .  Alger American Small Capitalization

 .  Alger American MidCap Growth

 .  Alger American Growth

 .  Alger American Balanced

 .  Alger American Leveraged AllCap

 .  Alger American Income & Growth

Each such subaccount and corresponding Eligible Portfolio has its own investment objective. Some of the Eligible Portfolios have similar investment objectives. (See "Funds" beginning on page xx.) There is no assurance that Eligible Portfolios will achieve their investment objectives. Accordingly, you could lose some or all of your Accumulation Value.

You can also invest in our Fixed Account.

How do I Purchase a Contract?

You can purchase a Contract by completing an application and paying the minimum Purchase Payment to our home office. You must make at least a $5,000 minimum initial Purchase Payment and any subsequent Purchase Payments must be at least $2,000. We may change these amounts.

Without our prior approval, the maximum Purchase Payment under a Contract is $1,000,000. Purchase Payments will not be accepted after you reach age 86.

For a limited time, usually ten days after you receive the Contract, you can return the Contract to our home office and receive a refund. (See, "Contract Application and Purchase Payments" on page xx.)

How do I Allocate Purchase Payments?

Your can allocate your Purchase Payments among the 32 currently available subaccounts and the Fixed Account. You cannot allocate less than 1% of a Purchase Payment to any one investment option. The minimum initial deposit in any subaccount and the Fixed Account is $500.

Can I Transfer Amounts Between the Investment Alternatives?

You can make transfers between subaccounts and to our Fixed Account at any time. Transfers from our Fixed Account before the Annuity Date are limited. (See "Transfers Before Annuity Date" on page xx for additional limitations.) Transfers from our Fixed Account after the Annuity Date are not permitted. (See "Allocation of Benefits" on page xx for additional limitations.) Before the Annuity Date, you can make twelve transfers each Contract Year at no charge. Additional transfers will be subject to a $10.00 exchange fee. All transfers after the Annuity Date are free. You should periodically review your allocations among the subaccounts and the Fixed Account to make sure they fit your current situation and financial goals.

You can make allocation changes in writing or during our normal business hours by telephone if a telephone authorization form is on file with us. We will employ reasonable procedures to confirm that telephone instructions are genuine. If we follow those procedures, we will not be liable for losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those procedures.

What is the Death Benefit under the Contract?

If you or the Annuitant die before the Annuity Date, the death benefit will be at least the amount of the Accumulation Value on the date notice of death is received at our home office. The death benefit may be more if you selected an Enhanced Death Benefit Rider. (See "Death Benefit Before Annuity Date" on page xx.)

Can I get my Money if I need it?

By written request to us, you can withdraw all or part of your Accumulation Value at any time before the Annuity Date. Such withdrawal may be subject to a Surrender Charge, an IRS penalty tax and income tax. If your contract was purchased in connection with a retirement plan, such withdrawal may also be subject to plan restrictions. Withdrawals from a Contract qualified under
Section 403(b) of the Internal Revenue Code may be restricted. (See "Taxation of Qualified Contracts" under "Federal Tax Matters" on page xx.) If the Accumulation Value is less than $2,000, we will terminate the Contract and pay the surrender value to you. (See "Surrenders" on page xx.) Depending upon the annuity option selected, you may also be able to withdraw any amount remaining during the Annuity Period. (See "Annuity Options" on page xx.)

How Can I Receive Annuity Payments?

You can choose from a number of annuity payment options, which include

 .  monthly payments for a number of years

 .  payments for life

 .  payments made jointly

You can also choose to receive your Annuity Payments on a fixed or variable basis. Variable payments will increase or decrease based on the investment performance of the Eligible Portfolios. (See "Annuity Options", page xx.)

What are the Charges and Deductions under the Contract?

We do not currently deduct a sales charge when you purchase your Contract. We may deduct a surrender charge up to 7% of Purchase Payments withdrawn.

You will also be charged an annual contract fee of $35 unless

 .  all of your Accumulation Value is in the Fixed Account, or

 .  your Accumulation Value is greater than $50,000 on the last day of a Contract
   Year.

We charge a mortality risk fee and an expense risk fee to meet our death benefit obligations and to pay expenses not covered by the annual contract fee. The mortality risk fee is 0.80% and the expense risk fee is 0.45% on an annual basis. If you select an Enhanced Death Benefit Rider, we will charge you a higher mortality risk fee.

We also charge a daily administrative fee equal, on an annual basis, to 0.10% of the Contract's daily Accumulation Value.

We may make additional charges for premium taxes when incurred.

What are the Tax Consequences Associated with the Contract?

You are generally required to pay taxes on amounts earned in a Non-Qualified Contract only when they are withdrawn. When you take distributions or withdrawals from a Contract, taxable earnings are considered to be paid out first, followed by the investment in the Contract. All or a portion of each annuity payment you receive under a Non-Qualified Contract will be taxable.

Distributions from a Contract are taxed as ordinary income. You may owe a 10% federal income tax penalty for distributions or withdrawals taken before age 59 1/2.

You are generally required to pay taxes on all amounts withdrawn from a Qualified Contract because Purchase Payments were made with before-tax dollars. Restrictions and penalties may apply to withdrawals from Qualified Contracts. (See "Federal Tax Matters", page xx.)

If I have Questions, Where can I go?

If you have any questions about the Contract, you can contact your registered representative or write us at One Moody Plaza, Galveston, Texas, 77550-7999 or call us at 1-800-306-2959.

EXPENSES BEFORE THE ANNUITY DATE

The following summarizes the charges we will make before the Annuity Date. It also summarizes the fees and expenses of the Eligible Portfolios. You should consider this information with the information under the heading "Charges and Deductions Before Annuity Date" on page xx.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Load as a Percentage of Purchase Payments  0%

Deferred Sales Load ("Surrender Charge")

[_] Free Withdrawal Amount

    In any Contract Year, you can withdraw the greater of (1) 10% of your Accumulation Value at the time of the withdrawal or (2) your Accumulation Value less total Purchase Payments (the "Free Withdrawal Amount") penalty free. The portion of a withdrawal in excess of the Free Withdrawal Amount is a withdrawal of Purchase Payments and is subject to a Surrender Charge. If you withdraw less than 10% of your Accumulation Value, the free withdrawal amount available under the 10% option for any subsequent withdrawal in that Contract Year will be reduced by the percentage previously withdrawn. (See "Surrender Charge" on page xx.)

[_] Calculation of Surrender Charges

    Surrender Charges vary depending on the number of complete years elapsed since the Purchase Payment being withdrawn was paid, on a first paid, first withdrawn basis. The Surrender Charge will be deducted from your Accumulation Value, if sufficient. If your Accumulation Value is not sufficient, your withdrawal will be reduced accordingly. Surrender Charges will be a percentage of each Purchase Payment or portion thereof withdrawn as illustrated in the following table:

             Complete Years               Applicable
              Elapsed Since             Surrender Charge
            Purchase Payment                 as a
                  Made                    Percentage
---------------------------------------------------------
              Less than 1                     7.0
                   1                          7.0
                   2                          6.0
                   3                          5.0
                   4                          4.0
                   5                          3.0
                   6                          2.0
            7 and thereafter                  0.0

EXCHANGE FEE                                            $  10
ANNUAL CONTRACT FEE                                     $  35
SEPARATE ACCOUNT ANNUAL EXPENSES

                                   Base Policy       Base Policy Plus Enhanced Death Benefit
(as percentage of average net assets)  Only     Guar. Min.Rider   3%Rider  5% Rider
Mortality Risk Fee                     0.80%        0.92%          1.05%    1.22%
Expense Risk Fee                       0.45%        0.45%          0.45%    0.45%
Administrative Asset Fee               0.10%        0.10%          0.10%    0.10%
Total Separate Account
 Annual Expenses                       1.35%        1.47%          1.60%    1.77%

PORTFOLIO COMPANY ANNUAL EXPENSES

American National Growth Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees after reimbursement*  **                0.43%
Other Expenses                                          0.44%
Total Portfolio Annual Expenses                         0.87%
* Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 0.94%.

American National Balanced Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees after reimbursement*  **                0.26%
Other Expenses                                          0.64%
Total Portfolio Annual Expenses                         0.90%
* Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 1.14%.

American National Equity Income Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees after reimbursement*  **                0.49%
Other Expenses                                          0.44%
Total Portfolio Annual Expenses                         0.93%
* Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 0.94%.

American National High Yield Bond Portfolio Annual Expenses (as a percentage of average net assets)
Management Fees                                         0.55%
Other Expenses                                          0.30%
Total Portfolio Annual Expenses                         0.85%

American National International Stock Portfolio Annual Expenses (as a percentage of average net assets)
Management Fees                                         0.75%
Other Expenses                                          0.35%
Total Portfolio Annual Expenses                         1.10%

American National Small-Cap/Mid-Cap Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                         1.25%

Other Expenses                                           0.25%
Total Portfolio Annual Expenses                          1.50%

American National Government Bond Portfolio Annual Expenses (as a percentage of average net assets)
Management Fees                                         0.50%
Other Expenses                                          0.30%
Total Portfolio Annual Expenses                         0.80%

American National Money Market Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees after reimbursement*  **                0.09%
Other Expenses                                          0.78%
Total Portfolio Annual Expenses                         0.87%
* Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 1.28%.

**   Under its Administrative Service Agreement with American National
Investment Accounts, Inc., Securities Management and Research, Inc. ("SM&R"), the fund's Investment Adviser and Manager, has agreed to pay (or to reimburse each Portfolio for) each Portfolio's expenses (including the advisory fee and administrative service fee paid to SM&R, but exclusive of interest, commissions and other expenses incidental to portfolio transactions) in excess of 1.50% per year of such Portfolio's average daily net assets. In addition, SM&R has entered into a separate undertaking with the fund effective May 1, 1994 until April 30, 2001, pursuant to which SM&R has agreed to reimburse the American National Money Market Portfolio and the American National Growth Portfolio for expenses in excess of .87%; the American National Balanced Portfolio for expenses in excess of .90% and the American National Equity Income Portfolio for expenses in excess of .93%, of each of such Portfolios' average daily net assets during such period. SM&R is under no obligation to renew this undertaking for any Portfolio at the end of such period.

Fidelity Index 500 Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                         0.24%
Distribution and Service (12b-1) Fees                   0.25%
Other Expenses                                          0.11%
Total Portfolio Annual Expenses                         0.60%

* FMR has voluntarily agreed to reimburse Service Class 2 of the Index 500 to the extent that total operating expenses (excluding interest, taxes, securities lending costs, brokerage commissions and extraordinary expenses), as a percentage of its average net assets, exceed 0.53%. This arrangement can be discontinued by FMR at any time.

Fidelity Asset Manager Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                         0.53%
Distribution and Service (12b-1) Fees                   0.25%
Other Expenses after reimbursement                      0.11%
Total Portfolio Annual Expenses**                       0.89%

Fidelity Contrafund Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                         0.58%
Distribution and Service (12b-1) Fees                   0.25%
Other Expenses after reimbursement                      0.12%
Total Portfolio Annual Expenses**                       0.95%

Fidelity Asset Manager: Growth Portfolio Annual Expenses

(as a percentage of average net assets)
Management Fees                                            0.58%
Distribution and Service (12b-1) Fees                      0.25%
Other Expenses after reimbursement                         0.15%
Total Portfolio Annual Expenses**                          0.98%

Fidelity Growth Opportunities Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                            0.58%
Distribution and Service (12b-1) Fees                      0.25%
Other Expenses after reimbursement                         0.13%
Total Portfolio Annual Expenses**                          0.96%

** FMR has voluntarily agreed to reimburse Service Class 2 of certain funds to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses), as a percentage of their respective average net assets, exceed the following rates:
1.50% for Asset Manager, 1.25% for Contrafund, 1.25% for Asset Manager: Growth, and 1.75% for Growth Opportunities. These arrangements can be discontinued by FMR at any time.

T. Rowe Price Equity Income Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                            0.85%
Other Expenses                                             0.00%
Total Portfolio Annual Expenses*                           0.85%

T. Rowe Price International Stock Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                            1.05%
Other Expenses                                             0.00%
Total Portfolio Annual Expenses*                           1.05%

T. Rowe Price Mid-Cap Growth Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                            0.85%
Other Expenses                                             0.00%
Total Portfolio Annual Expenses*                           0.85%

T. Rowe Price Limited - Term Bond Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                            0.70%
Other Expenses                                             0.00%
Total Portfolio Annual Expenses*                           0.70%

* T. Rowe Price Equity Income and Mid-Cap Growth Portfolios pay T. Rowe Price an annual all-inclusive fee of 0.85% based on such Portfolios' average daily net assets. T. Rowe Price Limited-Term Bond Portfolio pays T. Rowe Price an annual all-inclusive fee of 0.70% based on such Portfolios' average daily net assets.
T. Rowe Price International Stock Portfolio pays Rowe-Price-Flemming International, Inc. an annual all-inclusive fee of 1.05% based on such Portfolios' average daily net assets. These fees pay for investment management services and other operating costs of the Portfolios.

MFS Capital Opportunities Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                            0.75%
Other Expenses (after fee reduction)                       0.16%
Total Portfolio Annual Expenses*                           0.91%

* The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, other expenses and total expenses would have been 0.75%, 0.27%, and 1.02%, respectively.

MFS Emerging Growth Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.75%
Other Expenses                                                   0.09%
Total Portfolio Annual Expenses                                  0.84%

MFS Research Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.75%
Other Expenses                                                   0.11%
Total Portfolio Annual Expenses                                  0.86%

MFS Growth With Income Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.75%
Other Expenses                                                   0.13%
Total Portfolio Annual Expenses                                  0.88%

Federated Utility Fund II Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.75%
Other Expenses after reimbursement                               0.19%
Total Portfolio Annual Expenses*                                 0.94%

* The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, other expenses, and total expenses would have been 0.75%, 0.44%, and 1.19% respectively.

Federated Growth Strategies Fund II Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees after reimbursement                              0.55%
Other Expenses after reimbursement                               0.30%
Total Portfolio Annual Expenses*                                 0.85%

* The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, other expenses and total expenses would have been 0.75%, 0.55%, and 1.30% respectively.

Federated International Small Company Fund II Portfolio Annual Expenses (as a percentage of average net assets)
Management Fees                                                  1.25%
Other Expenses                                                   0.00%
Total Portfolio Annual Expenses                                  1.25%

Federated High Income Bond Fund II Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.60%
Other Expenses after reimbursement                               0.19%
Total Portfolio Annual Expenses*                                 0.79%

* The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, other expenses, and total expenses would have been 0.60%, 0.44%, and 1.04% respectively.

Federated Equity Income Fund II Portfolio Annual Expenses

(as a percentage of average net assets)
Management Fees after reimbursement                              0.55%
12-b1 Fees after reimbursement                                   0.00%
Other Expenses after reimbursement                               0.39%
Total Portfolio Annual Expenses*                                 0.94%

*The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, 12-b1 fee, other expenses and total expenses would have been 0.75%, 0.25%, 0.64%, and 1.64% respectively.

Alger American Small Capitalization Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.85%
Other Expenses                                                   0.04%
Total Portfolio Annual Expenses                                  0.89%

Alger American Growth Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.75%
Other Expenses                                                   0.04%
Total Portfolio Annual Expenses                                  0.79%

Alger American MidCap Growth Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.80%
Other Expenses                                                   0.04%
Total Portfolio Annual Expenses                                  0.84%

Alger American Leveraged AllCap Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.85%
Other Expenses*                                                  0.11%
Total Portfolio Annual Expenses                                  0.96%
*Included in other expenses is 0.03% of interest expense.

Alger American Income & Growth Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                  0.625%
Other Expenses                                                   0.075%
Total Portfolio Annual Expenses                                   0.70%

Alger American Balanced Portfolio Annual Expenses
(as a percentage of average net assets)
Management Fees                                                   0.75%
Other Expenses                                                    0.17%
Total Portfolio Annual Expenses                                   0.92%

EXPENSES DURING THE ANNUITY PERIOD

During the Annuity Period, we will charge the separate account a mortality risk fee of .80% and an expense risk fee of .45%. The Eligible Portfolios in which you have invested will charge the portfolio annual expenses described above. No other fees or expenses are charged against the Contract during the Annuity Period.


Example:  Accumulation Period

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets (regardless of whether the surrender proceeds are paid to the Contract Owner, applied under the Systematic Withdrawal Program, or applied under an annuity option):

Fund                                                    1 Year  3 Years
--------------------------------------------------------------------------------
American National Growth Portfolio                        $92     $142
American National Balanced Portfolio                      $92     $143
American National Equity Income Portfolio                 $92     $143
American National Money Market Portfolio                  $92     $142
American National High Yield Bond Portfolio               $92     $141
American National International Stock Portfolio           $94     $148
American National Small-Cap/Mid-Cap Portfolio             $98     $159
American National Government Bond Portfolio               $91     $140
Fidelity Asset Manager Portfolio                          $92     $142
Fidelity Index 500 Portfolio                              $89     $134
Fidelity Contrafund Portfolio                             $93     $144
Fidelity Asset Manager: Growth Portfolio                  $93     $145
Fidelity Growth Opportunities Portfolio                   $93     $144
T. Rowe Price Equity Income Portfolio                     $92     $141
T. Rowe Price International Stock Portfolio               $93     $147
T. Rowe Price Mid-Cap Growth Portfolio                    $92     $141
T. Rowe Price Limited - Term Bond Portfolio               $90     $137
MFS Capital Opportunities Portfolio                       $92     $143
MFS Emerging Growth Portfolio                             $92     $141
MFS Research Portfolio                                    $92     $141
MFS Growth With Income Portfolio                          $92     $142
Federated Utility Fund II Portfolio                       $92     $144
Federated Growth Strategies Fund II Portfolio             $92     $141
Federated International Small Co. Fund II Portfolio       $91     $139
Federated High Income Bond Fund II Portfolio              $91     $139
Federated Equity Income Fund II Portfolio                 $92     $144
Alger American Small Capitalization Portfolio             $92     $142
Alger American Growth Portfolio                           $91     $139
Alger American MidCap Growth Portfolio                    $92     $141
Alger American Leveraged AllCap Portfolio                 $93     $144
Alger American Income & Growth Portfolio                  $90     $137
Alger American Balanced Portfolio                         $92     $143

If you do not surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

Fund                                                    1 Year  3 Years
--------------------------------------------------------------------------------

American National Growth Portfolio                        $27     $ 84
American National Balanced Portfolio                      $28     $ 85
American National Equity Income Portfolio                 $28     $ 86
American National Money Market Portfolio                  $27     $ 84
American National High Yield Bond Portfolio               $27     $ 83
American National International Stock Portfolio           $30     $ 91
American National Small-Cap/Mid-Cap Portfolio             $34     $102
American National Government Bond Portfolio               $27     $ 82
Fidelity Asset Manager Portfolio                          $28     $ 84
Fidelity Index 500 Portfolio                              $25     $ 76
Fidelity Contrafund Portfolio                             $28     $ 86
Fidelity Asset Manager: Growth Portfolio                  $28     $ 87
Fidelity Growth Opportunities Portfolio                   $28     $ 87
T. Rowe Price Equity Income Portfolio                     $27     $ 83
T. Rowe Price International Stock Portfolio               $29     $ 89
T. Rowe Price Mid-Cap Growth Portfolio                    $27     $ 83
T. Rowe Price Limited - Term Bond Portfolio               $26     $ 79
MFS Capital Opportunities Portfolio                       $28     $ 85
MFS Emerging Growth Portfolio                             $27     $ 83
MFS Research Portfolio                                    $27     $ 84
MFS Growth With Income Portfolio                          $27     $ 84
Federated Utility Fund II Portfolio                       $28     $ 86
Federated Growth Strategies Fund II Portfolio             $27     $ 83
Federated International Small Co. Fund II Portfolio       $26     $ 81
Federated High Income Bond Fund II Portfolio              $27     $ 82
Federated Equity Income Fund II Portfolio                 $28     $ 86
Alger American Small Capitalization Portfolio             $28     $ 84
Alger American Growth Portfolio                           $27     $ 82
Alger American MidCap Growth Portfolio                    $27     $ 83
Alger American Leveraged AllCap Portfolio                 $28     $ 87
Alger American Income & Growth Portfolio                  $26     $ 79
Alger American Balanced Portfolio                         $28     $ 85

You should not consider the examples as representative of past or future expenses. The examples do not include the deduction of state premium taxes assessed.

The purpose of the preceding tables is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. For purposes of computing the expense of the annual contract fee, the dollar amounts shown in the examples are based on a single Purchase Payment of $1,000. The tables reflect expenses of the separate account and the Eligible Portfolios. The examples assume that any waiver or reimbursement policies for the Eligible Portfolios are in effect for the time periods presumed. The expenses shown above for the Eligible Portfolios are assessed at the underlying fund level and are not direct charges against the separate account's assets or reductions from Accumulation Value. These expenses are taken into consideration in computing each Portfolio's net asset value, which is the share price used to calculate the value of an Accumulation Unit. Actual expenses may be more or less than shown. As required by the Securities and Exchange Commission, the example assumes a 5% annual rate of return. This hypothetical rate of return is not intended to be representative of past or future performance of an Eligible Portfolio. For a more complete description of the management fees for the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund and the Alger American Fund, see their prospectuses.

The separate account charges reflected in the examples include the maximum mortality risk fee which accompanies the 5% guaranteed death benefit rider. If no or a different Enhanced Death Benefit Rider is elected, the actual expenses incurred will be less than those represented in the examples.

CONTRACT

Type of Contract

This prospectus offers an individual deferred variable annuity Contract providing for future annuity payments. You can choose to vary your Purchase Payments or pay a single Purchase Payment. The Contract can be either Qualified or Non-Qualified.

In certain states, the Contract may be offered as a group contract with individual ownership represented by certificates. The discussion of Contracts in this prospectus applies equally to certificates under group contracts, unless the content specifies otherwise.

Contract Application and Purchase Payments

To purchase a Contract, you must complete an application and send the minimum Purchase Payment to our home office. (See "How Do I Purchase a Contract?" in the Introduction, page xx.) If your application cannot be processed within five days after receipt, we will return your payment. We will credit your initial Purchase Payment to the Contract within two business days after a completed application is received at our home office. All additional Purchase Payments will be credited with an effective date on the date the additional Purchase Payment is received in our home office.

You have a "free look" period during which you can return the Contract to our home office and get a refund. The refund will equal the greater of (1) all of your Purchase Payments plus any charges for premium taxes deducted therefrom or
(2) Accumulation Value plus any expenses deducted during such period. The "free look" period is established by state law and generally runs ten days after you receive a Contract. We require that Purchase Payments received by us be allocated to the AN Money Market Portfolio until the end of the 15 day period after the Date of Issue. Thereafter, amounts allocated to such subaccount and Purchase Payments paid are allocated as directed by you. We will credit Purchase Payments received by us after the 15-day period effective when such payments are received at our home office. No Surrender Charges are assessed on refunds.

Allocation of Purchase Payments

After the end of the 15 day period after the Date of Issue , Purchase Payments will be allocated to the subaccounts and the Fixed Account according to your instructions in the application. You can change these allocations at any time by written instruction to our home office or by telephone, if a properly completed telephone transfer authorization form is on file with us.

Crediting of Accumulation Units

Before the Annuity Date, Purchase Payments will be used to purchase Accumulation Units in subaccounts and be allocated to the Fixed Account as you have instructed. We will determine the number of Accumulation Units purchased by dividing the dollar amount of the Purchase Payment allocated to a subaccount by the Accumulation Unit value for that subaccount computed following such allocation.

Allocation of Charges and Other Deductions to the Subaccounts and the Fixed Account

Unless you instruct differently, deductions from the subaccounts and the Fixed Account will be made, pro rata, to the extent necessary for us to

 . collect charges (except annual contract fee, which is allocated pro-rata only among the subaccounts)

 .  pay surrender value

 .  provide benefits

We will immediately reinvest dividends and capital gain distributions received from an Eligible Portfolio at net asset value in shares of that Eligible Portfolio.

Determining Accumulation Unit Values

The Accumulation Unit value of each subaccount reflects the investment performance of that subaccount. We calculate Accumulation Unit value on each Valuation Date by multiplying the Accumulation Unit value for the preceding Valuation Date by a net investment factor for that subaccount. The net investment factor is determined on each subaccount on each Valuation Date as follows:

 . add the per share amount of any dividends or capital gains distributions declared by the Eligible Portfolio during the Valuation Period to the net asset value of a share in the corresponding Eligible Portfolio at the close of business on such Valuation Date;

 . divide by the net asset value of a share in the Eligible Portfolio on the preceding Valuation Date; and

 . subtract the applicable administrative asset fee and mortality and expense risk fees.

We will calculate the Accumulation Unit value for each subaccount at the end of each Valuation Period. Investment performance of the Eligible Portfolios will increase or decrease the Accumulation Unit value for each subaccount, the Eligible Portfolio expenses and the deduction of certain charges by us will decrease the Accumulation Unit value for each subaccount.

Transfers Before Annuity Date

You can make transfers among the subaccounts and the Fixed Account subject to the following restrictions:

 . Transfers from subaccounts must be at least $250, or the balance of the subaccount, if less.

 . The minimum amount which may remain in a subaccount after a transfer is $1,000.

 . Each Contract year, the total amount transferred from the Fixed Account cannot exceed the greater of (1) 10% of the amount in the Fixed Account or
   (2) $1,000.

 . The first twelve (12) transfers in a Contract Year are free. A $10.00 fee will be deducted from the amount transferred for each additional transfer. (See "Exchange Fee", page xx.)

We will make transfers and determine values at the end of the Valuation Period in which your transfer request is received, unless you designate a later date.

We may revoke or modify the transfer privilege. You cannot transfer to the dollar cost averaging fixed account. For a discussion of transfers after the Annuity Date, see "Allocation of Benefits" at page xx.

Payment of withdrawal amounts and transfers may be postponed whenever: (1) the NYSE is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of the Contract Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the separate account's net assets.

Special Programs

 .  Dollar Cost Averaging Program - If you have at least $10,000 Accumulation
   Value in your Contract, you can instruct us to periodically transfer an amount or percentage from a subaccount or the Fixed Account to any subaccount(s) or the Fixed Account. The transfers can be made monthly, quarterly, semi-annually or annually. The amount transferred each time must be at least $1,000. The minimum transfer to each subaccount must be at least $100. Transfers of Accumulation Value pursuant to this program will not be counted in determining whether the exchange fee applies. The program will be stopped if, on a transfer date, the Accumulation Value is less than $5,000. You can change the allocation instructions or stop the program by sending written notice or calling us by telephone. You can request participation in or discontinue the dollar cost averaging program at any time.

 . Fixed Account Dollar Cost Averaging Program - If you participate in the fixed account dollar cost averaging program, you may designate an amount to be held in one of the dollar cost averaging fixed account options until it is transferred to the subaccounts or the Fixed Account as selected by you. The two options you must select from are a six-month or a twelve-month dollar cost averaging period. When you make an allocation to one of the dollar cost averaging fixed accounts for this purpose, we will set an interest rate applicable to that amount. We will then credit interest at that rate to that amount until it has been entirely transferred to your chosen subaccounts or the Fixed Account. Consistent with the option selected by you, we will complete the transfers within either six or twelve months of the allocation date, which will be the Date of Issue. In our discretion, we may change the rate that we set for new allocations to the dollar cost averaging fixed accounts. We will never, however, set a rate less than an effective annual rate of 3%. The program is available only for Purchase Payments received on or prior to the Date of Issue. The minimum Purchase Payment to participate in the program is $10,000.

Dollar cost averaging results in the purchase of more Accumulation Units when Accumulation Unit Value is low, and fewer when Accumulation Unit value is high. There is no guarantee that dollar cost averaging, will result in higher Accumulation Value or otherwise be successful.

 . Rebalancing Program - Under the rebalancing program, you can instruct us to allocate Purchase Payments and Accumulation Value among the subaccounts and Fixed Account. In accordance with allocation instructions specified by you, we will rebalance your Accumulation Value by allocating Purchase Payments and transferring Accumulation Value among the subaccounts and the Fixed Account. Rebalancing will be performed on a quarterly, semi-annual or annual basis as specified in the application. Transfers of Accumulation Value pursuant to this program will not be counted in determining whether the exchange fee applies. At the time the program begins, there must be at least $10,000 of Accumulation Value under the Contract. The program will be stopped if, on a rebalancing date, the Accumulation Value is less than $ 5,000. You can change the allocation instructions or stop the program by sending written notice or calling us by telephone. You can request participation in or discontinue such special program at any time.

There is no charge for participation in such special programs.

CHARGES AND DEDUCTIONS
BEFORE ANNUITY DATE

Surrender Charge

Since no sales charge is deducted from your Purchase Payments, a Surrender Charge may be imposed on withdrawals to cover expenses of distributing the Contract. (See "Deferred Sales Load (`Surrender Charge')" on page x.)

Assume you have $40,000 Accumulation Value, $38,000 of which represents total Purchase Payments and $2,000 of which represents Accumulation Value less total Purchase Payments.

 . Example 1 - Assume you want to withdraw $7,000. You can withdraw the greater of (1) 10% of your $40,000 Accumulation Value or (2) Accumulation Value minus total Purchase Payments with no Surrender Charge. Since 10% of your Accumulation Value, $4,000, is greater than Accumulation Value minus total Purchase Payments, $2,000, your Free Withdrawal Amount will be $4,000. Accordingly, $4,000 of your withdrawal will be free of surrender charge. The remaining $3,000 is a withdrawal of Purchase Payments and will be subject to a Surrender Charge.

 . Example 2 - Assume you have made a $3,000 withdrawal and want to make an additional $5,000 withdrawal in the same Contract Year. The first withdrawal would have been free because it was less than the Free Withdrawal Amount. However, such withdrawal would have utilized a portion of the Free Withdrawal Amount available in that Contract Year. The first part of the formula for calculating the Free Withdrawal Amount will be reduced by 7.5%, which is the percentage the first surrender was of your Accumulation Value at that time. If there have been no additional Purchase Payments or increases in the amount by which your Accumulation Value exceeds your total Purchase Payments since the first withdrawal, the Free Withdrawal Amount for the second withdrawal will be the greater of (1) 2.5% of your Accumulation Value, which is $925.00 or (2) Accumulation Value minus total Purchase Payments, which is zero (0). Accordingly, $925 of your second withdrawal will be free of Surrender Charges. The remaining $4,075 will be a withdrawal of Purchase Payments and will be subject to a Surrender Charge.

Other Charges

Your Contract is subject to certain other charges:

 .   Administrative Charges

    A $35 annual contract fee for each Contract Year unless all of your Accumulation Value is in the Fixed Account or is greater than $50,000 on the last day of a Contract Year.

    An administrative asset fee charged daily against the separate account at an annual rate of 0.10%.

 .   Premium Taxes

    Premium taxes (which presently range from 0% to 3.5%) will be deducted from Purchase Payments if assessed by a state.

 .   Mortality and Expense Risk Fees

    We assume the risks that Annuitants as a class may live longer than expected and that fees may not be sufficient to cover our actual costs. In assuming these risks, we agree to make annuity payments to the Annuitant or other payee for as long as he or she may live. In addition, we are at risk for the death benefits payable under the Contract.

    For our promises to accept these risks, a 0.80% per annum, mortality risk fee and a 0.45% per annum expense risk fee will be assessed daily against the separate account during both the Accumulation Period and Annuity Period. If you select one of our optional Enhanced Death Benefit Riders, we will charge you a higher mortality risk fee during the Accumulation Period. The mortality risk fee will be 0.92% for Contracts which include the minimum guaranteed death benefit rider. The mortality risk fee will be 1.05% for Contracts which include the 3% guaranteed death benefit rider. The mortality risk fee will be 1.22% for

    Contracts which include the 5% guaranteed death benefit rider. We will calculate a separate Accumulation Unit value for the Contracts without an Enhanced Death Benefit Rider, and for Contracts with each type of Rider, in order to reflect the differences in the mortality risk fees.

 .   Charges for Taxes

    None at present. We may, however, make a charge in the future if income or gains within the Separate Account incur federal, state, or local taxes or if our tax treatment changes. Charges for such taxes, if any, would be deducted from the Separate Account and the Fixed Account.

 .   Exchange Fee

    A $10.00 exchange fee is charged for transfers among the subaccounts and Fixed Account after twelve transfers per Contract Year. Such fee compensates us for the costs of effecting the transfers. The exchange fee will be deducted from the amount transferred.

Deduction of Fees

Deductions for annual contract fees will be prorated among the subaccounts.

Exceptions to Charges

We may reduce charges in sales to a trustee, employer, or similar entity if we determine that such sales reduce sales or administrative expenses. We also reduce charges in sales to directors, officers and bona fide full-time employees (and their spouses and minor children) of SM&R and the Company.

The Contract may be sold directly, without compensation, to a registered representative, to employees, officers, directors, and trustees of the Company and our affiliated companies, and spouses and immediate family members (i.e., children, siblings, parents, and grandparents) of the foregoing, and to employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Contract, and spouses and immediate family members of the foregoing. In such case, a Contract may be credited with some or all of the cost savings resulting from such direct sale, but only if such credit will not be unfairly discriminatory to any person.

DISTRIBUTIONS UNDER THE CONTRACT
DISTRIBUTIONS BEFORE ANNUITY DATE

Surrenders

You can surrender your Contract, in whole or in part, before the Annuity Date subject to the following limitations:

 .   If a partial surrender would leave less than $2,000 Accumulation Value, the
    Contract must be fully surrendered.

 .   A partial surrender request should specify the allocation of that surrender among the subaccounts and the Fixed Account. If not specified, we will prorate the surrender among the subaccounts and the Fixed Account. Surrender Charges will be deducted from the Accumulation Value remaining after a partial surrender.

The Accumulation Unit value for Surrenders will be the applicable Accumulation Unit value determined on the Valuation Date following receipt by us at our home office of your surrender request.

Surrender value is determined by:

 .   multiplying the number of Accumulation Units for each subaccount times the
    Accumulation Unit value

 .   adding any Accumulation Value in the Fixed Account

 .   deducting any surrender charge

We expect to pay surrenders within seven days of receipt of your written request in proper form. We may delay payment of a partial surrender from the Fixed Account for up to six (6) months.

Unless you provide us a written election not to have federal and state income taxes withheld, we are required by law to withhold such taxes from the taxable portion of any surrender, and to remit that amount to the federal and/or state government.

Systematic Withdrawal Program

Under the Systematic Withdrawal Program, you can instruct us to make payments of a predetermined dollar amount of Accumulation Value from one or more subaccounts and the Fixed Account monthly, quarterly, semi-annually or annually. The total minimum systematic withdrawal payment is $100. The minimum systematic withdrawal from any one subaccount or the Fixed Account is $50. Systematic withdrawals can be started at any time. We must receive written notification from you specifying the amount and frequency and timing of payment. You can specify the subaccount from which systematic withdrawals will be made. If you do not specify, withdrawals will be taken pro-rata from each subaccount. Surrender Charges will apply.

Because distributions may be taxable, you should consult your tax adviser before requesting systematic withdrawals. (See "Federal Tax Matters," page xx.)

Under the Systematic Withdrawal Program, you can participate in the Minimum Distributions Program by instructing us to calculate and make minimum distributions required if the Contract is used with a qualified plan. (See "Taxation of Qualified Contracts," page xx.) We will determine the amount required to be distributed based on information you provide and choices you make. To participate in the Minimum Distributions Program, you must notify us of such election in writing in the calendar year during which you attain age
70 1/2. The Minimum Distributions Program is subject to all rules applicable to the Systematic Withdrawal Program. In addition, certain rules apply only to the Minimum Distributions Program. For a description of the requirements applicable to the Minimum Distributions Program, see "Minimum Distributions Program" in the Statement of Additional Information, page x. Numerous special tax rules apply to Contract Owners whose Contract is used with a qualified plan. You should consult a tax advisor before electing to participate in the Minimum Distributions Program.

Waiver of Surrender Charges

We will waive Surrender Charges in the following situations:

[_] Confinement Waiver-The surrender charge will be waived upon written proof from a licensed physician that you have been confined in any of the following facilities for at least 60 consecutive days

     .  a hospital which
     (1)  is licensed or recognized by the state in which it is located
     (2) provides or operates diagnostic and major surgery facilities for medical care and treatment of injured and sick persons on an inpatient basis
     (3)  charges for its services
     (4) provides 24-hour nursing service by or under the supervision of a graduate registered nurse (R.N.)
     .  a convalescent care facility which
     (1) is licensed by the state in which it is located as a convalescent nursing facility, a skilled nursing facility, a convalescent hospital, a convalescent unit of a hospital, an intermediate care facility, or a custodial care facility
     (2) provides continuous nursing service by or under the supervision of a physician or a graduate registered nurse (R.N.)
     (3) maintains a daily record of each patient and makes your record available for review by us
     (4) administers a planned program of observation and treatment by a physician in accordance with existing standards of medical practice
     .  a hospice facility which
     (1) is licensed, certified or registered by the state in which it is located as a hospice facility
     (2) provides a formal care program for terminally ill patients whose life expectancy is less than 6 months
     (3)  provides services on an inpatient basis as directed by a physician

This waiver is not available

        (1) if you are confined in a hospital, nursing home or hospice facility on the Date of Issue;
        (2) if the application is signed by power of attorney;
        (3) if you are more than age 80 on the Date of Issue;
        (4) if you enter the hospital, convalescent care facility or hospice facility within 90 days from the Date of Issue; or
        (5) concerning surrenders or withdrawals requested more than 90 days after the last day of confinement in such facility.

[_] Disability Waiver - The surrender charge will be waived while you are physically disabled or diagnosed with a disabling terminal illness. Such waiver is subject to the following limitations

     . we require proof of disability or disabling terminal illness, including written confirmation of receipt of Social Security Disability Benefits

     .  we will require proof of continued disability

     . we may have a Contract Owner claiming disability or disabling terminal illness examined by a licensed physician chosen by us

This waiver is not available

     (1) if you are receiving Social Security Disability Benefits on the Date of Issue;
     (2)  if you are age 65 or older;
     (3) or if you were diagnosed with a terminal illness before the Date of Issue; or
     (4)  if you reside in certain states.

Death Benefit Before Annuity Date

If you or the Annuitant die before the Annuity Date, we will pay a standard death benefit equal to the Accumulation Value.

When you purchase your Contract, you may select an Enhanced Death Benefit Rider. The Enhanced Death Benefit Rider provides a minimum guaranteed death benefit should you or the Annuitant die before the Annuity Date. If you are not an individual, the enhanced death benefit applies to the Annuitant's death. If you select this rider, the death benefit will be the greater of the Accumulation Value or that provided by the Enhanced Death Benefit Rider. We will charge a higher mortality risk fee if you select one of these riders. An Enhanced Death Benefit Rider can only be selected at the Date of Issue. If selected, the rider can not be changed or terminated unless the entire Contract is terminated. The rider expires on the Annuity Date. We offer three optional Enhanced Death Benefit Riders:

  (1)  minimum guaranteed death benefit rider:

  (2)  3% guaranteed death benefit rider; and

  (3)  5% guaranteed death benefit rider.

Minimum Guaranteed Death Benefit Rider

We recalculate the minimum guaranteed death benefit of your Contract each time you make a partial surrender, systematic withdrawal, and at the end of each six Contract Years. During the first six Contract Years, the minimum guaranteed death benefit will equal all Purchase Payments made less reductions to reflect partial surrenders and systematic withdrawals, if any, during such period. At the start of each subsequent six Contract Year period, the minimum guaranteed death benefit will equal the greater of:

     (1)  the Accumulation Value at the start of such six Contract Year period;
          or

     (2) the minimum guaranteed death benefit at the start of the immediately preceding six Contract Year period prior to you attaining age 85, plus Purchase Payments less a reduction to reflect partial surrenders and systematic withdrawals, made since the start of such immediately preceding six Contract Year period.

For all other dates, the minimum guaranteed death benefit will equal the minimum guaranteed death benefit at the start of such six Contract Year period, plus Purchase Payments and less a reduction to reflect partial surrenders or systematic withdrawals made during such period. A reduction in the minimum guaranteed death benefit is made each time you make a partial surrender or systematic withdrawal. The reduction is calculated by dividing the minimum guaranteed death benefit on the date immediately before a partial surrender or systematic withdrawal by the Accumulation Value on the date immediately prior to the surrender or withdrawal and multiplying the result by the amount of the partial surrender or systematic withdrawal. (inclusive of any related surrender charge).

  Example 1 - Assume you have made $4,000 in total Purchase Payments during the first six Contract Year period and have made no partial surrenders or systematic withdrawals. Your minimum guaranteed death benefit at the end of the first six Contract Year period would be $4,000.

  Example 2 - Assume you make a $2,000 partial surrender in the third Contract Year of the first six Contract Year period, at which time you have made $4,000 in total Purchase Payments, and your Contract's Accumulation Value is $8,000. Your minimum guaranteed death benefit would be recalculated and reduced at the time of such partial surrender. The amount of such reduction would be $1,000, which is calculated by:

  . dividing the minimum guaranteed death benefit immediately before the partial surrender ($4,000) by Accumulation Value at that time ($8,000); and

  . multiplying such amount ($4,000 divided by $8,000, or .5) times the amount of the partial surrender ($2,000).

  Your minimum guaranteed death benefit before the partial surrender ($4,000) would be reduced by the amount necessary to reflect the partial surrender ($1,000) which would result in a new minimum guaranteed death benefit of $3,000.

  Example 3 - Assume you make a $4,000 partial surrender in the second Contract Year of the second six Contract Year period. Assume further that you have made $1,000 in total Purchase Payments since the end of the first six Contract Year period; that your Contract Accumulation Value is $10,000 and that the minimum guaranteed death benefit at the start of the second six

  Contract Year period is $8,000. Your minimum guaranteed death benefit would be recalculated and reduced at the time of such partial surrender. The amount of such reduction would be $3,600, which is calculated by

  . dividing the minimum guaranteed death benefit immediately before the partial surrender of $9,000 ($8,000 for the minimum guaranteed death benefit at the end of the last six Contract Year period plus $1,000 in Purchase Payments made since the end of the last six Contract Year period) by Accumulation Value at that time ($10,000); and

  . multiplying such amount ($9,000 divided by $10,000, or .9) times the amount of the partial surrender ($4,000).

  Your minimum guaranteed death benefit before the partial surrender ($9,000) would be reduced by the amount necessary to reflect the partial surrender ($3,600) which would result in a new minimum guaranteed death benefit of $5,400.

3% Guaranteed Death Benefit Rider

The 3% guaranteed death benefit is equal to (a) your total Purchase Payments,
(b) less reductions to reflect any partial surrenders and systematic withdrawals, (c) plus interest at an annual effective rate of 3%. In no event will the 3% guaranteed death benefit exceed 200% of the net of Purchase Payments reduced by any partial surrenders and systematic withdrawals. Interest will accrue to the earlier of the date we receive proof of death or;

(1)  the day of the oldest Contract Owner's 85/th/ birthday, or
(2) if the Contract Owner is a not a natural person, the oldest Annuitant's 85/th/ birthday.

After the 85/th/ birthday of the oldest Owner, or if the Contract Owner is not a natural person, the oldest Annuitant, we will only adjust the 3% guaranteed death benefit for subsequent Purchase Payments, and for reductions to reflect subsequent partial surrenders or systematic withdrawals.

5% Guaranteed Death Benefit Rider

The 5% guaranteed death benefit is calculated in the same manner as the 3% guaranteed death benefit except that the interest is accrued at an annual effective rate of 5%, instead of 3%.

We expect to pay the death benefit in a lump sum to the beneficiary named in the Contract within seven business days of receipt of proof of death in proper form.

In lieu of payment in a lump sum, you can elect that the death benefit be applied under one of the annuity options described on page xx. If you do not make such election, the beneficiary can do so. The person selecting the annuity option settlement may also designate contingent beneficiaries to receive any amounts due after death of the first beneficiary. The manner in which annuity payments to the beneficiary are determined and may vary are described below under "Distributions During the Annuity Period".

DISTRIBUTIONS DURING THE ANNUITY PERIOD

All or part of any amount payable at the Annuity Date may be applied to any of the annuity options. We will discharge in a single sum any liability under an assignment of the Contract and any applicable federal, state, municipal or other taxes, fees or assessments based on or predicated on the Purchase Payments which have not otherwise been deducted or offset. The remaining amount is the net sum payable. The minimum amount that we will apply to an Annuity Option is $5,000. Our consent is required for any payment to a corporation, association, partnership, or trustee.

Election of Annuity Option

 .  Non-Qualified Contracts The form of annuity is elected in the application. A
   Contract cannot be purchased after the Annuitant's age 85 and annuity payments must begin not later than Annuitant's age 95.

 .  Qualified Contracts - The form of annuity is elected in the application. A
   Contract cannot be purchased after age 85 and, under the Internal Revenue Code, annuity payments must begin not later than age 95, or in some cases, the later of April 1st of the calendar year following the calendar year in which the Annuitant reaches 70 1/2 or retires.

If you have not elected an annuity option, we may transfer your Accumulation Value to the General Account and automatically begin fixed basis payments at age 95 under Option 2, Life Annuity with 120 monthly payments certain. (See "Federal Tax Matters" on page xx.)

Once an annuity payment is made, the annuity option cannot be changed to another annuity option.

Allocation of Benefits

Unless you elect to the contrary, the Accumulation Units of each subaccount will be changed to Annuity Units and applied to provide a Variable Annuity based on that subaccount.

In lieu of this allocation, you may elect to transfer your Accumulation Units to either one or more subaccounts or to the Fixed Account. After the Annuity Date, you can only make twelve transfers among subaccounts each Contract Year. You can transfer Annuity Units of one subaccount to Annuity Units of another subaccount and to the Fixed Account at any time other than during the five-day interval before any annuity payment date. Transfers from the Fixed Account to the subaccounts are not permitted during the Annuity Period.

No election can be made unless such election would produce an initial annuity payment of at least $100.

Annuity Options

The following annuity options are available.

 . Option 1 - Life Annuity - Annuity payment payable monthly, during the lifetime of an individual, ceasing with the last annuity payment due before the death of the individual. This option offers the maximum level of monthly annuity payments since there is no provision for a minimum number of annuity payments or a death benefit for beneficiaries. It would be possible under this option for an individual to receive only one annuity payment if death occurred before the due date of the second annuity payment, two if death occurred before the third annuity payment date, etc.

 . Option 2 - Life Annuity with ten or 20 Years Certain and Life Thereafter - An annuity payable monthly during the lifetime of an individual with payments made for a period certain of not less than ten or 20 years, as elected. The annuity payments will be continued to a designated beneficiary until the end of the period certain upon the death of the individual.

 . Option 3 - Unit Refund Life Annuity - Available on varible basis payments only. An annuity payable monthly during the lifetime of an individual with annuity payments made for a period certain not less than the number of months determined by dividing (1) the amount applied under this option by (2) the amount of the first monthly annuity payment. This option guarantees that the Annuity Units, but not the dollar value applied under this payout, will be repaid to the payee or his beneficiary.

 . Option 4 - Joint and Survivor Annuity - An annuity payable monthly during the joint lifetime of two named individuals and thereafter during the lifetime of the survivor, ceasing with the last annuity payment due before the survivor's death. It would be possible under this option for only one annuity payment to be made if both individuals under the option died before the second annuity payment date, or only two annuity payments if both died before the third annuity payment date, etc.

 . Option 5 - Installment Payments, Fixed Period - An amount payable monthly, for a fixed number of years not exceeding 30. Fixed basis annuity payments will include interest at the effective rate of 2.5% per year.

 . Option 6 - Equal Installment Payments, Fixed Amount - An amount payable in equal monthly installments (not less than $6.25 per $1,000 applied) until the amount applied, adjusted by subaccount investment results (variable basis payments) or interest at an effective rate of 2.5% per year (fixed basis payments), is exhausted. The final annuity payment will be the remaining balance.

 . Option 7 - Deposit Option - The amount due may be left on deposit with us for placement in the General Account with interest at the rate of not less than 2.5% per year . Interest will be paid annually, semiannually, quarterly or monthly as elected. Other Annuity Forms - May be agreed upon.

At any time, any amount remaining under Option 5, 6, or 7 may be withdrawn or, if that amount is at least $5,000, may be applied under any one of the first four options. No withdrawals of remaining amounts are permitted under Options 1, 2, or 3. Under Option 5 and 6, you will receive present value of any remaining payments using a discount rate equal to the effective interest rate used to compute the benefit plus 1%. For Option 7, you will receive the remaining balance.


The lump sum payment requested will be paid within seven days of receipt of the request at our home office based on the value computed on the next Valuation Date after receipt of the request. If the beneficiary dies while receiving annuity payments certain under Option 2, 3, 5, or 6 above, the present value of any remaining certain payments will be paid in a lump sum to the estate of the beneficiary. If the beneficiary dies after option 7 has started, the balance held by Us will be paid to the beneficiary's estate.

Value of Variable Annuity Payments:
Assumed Investment Rates

The annuity tables in the Contract used to calculate the annuity payments are based on an "assumed investment rate" of 2.5%. If the actual investment performance of the particular subaccount selected is such that the net investment return is 2.5% per annum, the annuity payments will be as shown in the tables. If the actual net investment return exceeds 2.5%, the annuity payments will be higher than as shown in the tables. If the actual net investment return is less than 2.5%, the annuity payments will be lower than in the tables.

Annuity payments will be greater for shorter guaranteed periods than for longer guaranteed periods. Annuity payments will be greater for life annuities than for joint and survivor annuities, because the life annuities are expected to be made for a shorter period.

At your election, where state law permits, an immediate annuity contract may provide annuity benefits based on an assumed investment rate other than 2.5%. The annuity rates for immediate annuity contracts are available upon request to us.

Annuity Provisions

We determine non-qualified life contingent annuity payments based on the Annuity 2000 Mortality Table and 2.5% interest which reflects the age and sex of the Annuitant and the type of annuity option selected. The attained age at settlement will be adjusted downward by one year for each full five year period that has elapsed since January 1, 2000. The annuity payment will also vary with the investment performance of Eligible Portfolios you choose.

We determine qualified life contingent annuity payments based on the Annuity 2000 Mortality Table (50% male and 50% female blend) and 2.5% interest which reflects the age of the Annuitant and type of annuity option selected and will vary with the investment performance of Eligible Portfolios you choose. The attained age at settlement will be adjusted downward by one year for each full five-year period that has lapsed since January 1, 2000.

THE COMPANY, SEPARATE ACCOUNT, AND FUNDS

American National Insurance Company

The Company is a stock life insurance company chartered in 1905 in the State of Texas. We write individual and group life and accident and health insurance and annuities. Our home office is located in the American National Insurance Building, One Moody Plaza, Galveston, Texas 77550-7999. The Moody Foundation, a charitable foundation, owns approximately 23.7% and the Libbie S. Moody Trust, a private trust, owns approximately 37.6% of our common stock.

We are regulated by the Texas Department of Insurance and are subject to the insurance laws and regulations of other states where we operate. Each year, we file a National Association of Insurance Commissioners convention blank with the Texas Department of Insurance. Such convention blank covers our operations and reports on our financial condition and the separate account's financial condition as of December 31 of the preceding year. Periodically, the Texas Department of Insurance examines and certifies the adequacy of the separate account's and our liabilities and reserves. A full examination of our operations is also conducted periodically by the National Association of Insurance Commissioners.

Obligations under the Contract are our obligations.

The Separate Account

We established the separate account under Texas law on July 30, 1991. The separate account's assets are held exclusively for the benefit of persons entitled to payments under variable annuity contracts issued by us. We are the legal holder of the separate account's assets and will cause the total market value of such assets to be at least equal to the separate account's reserve and other contract liabilities. Such assets are held separate and apart from our General Account assets. We maintain records of all purchases and redemptions of shares of Eligible Portfolios by each of the subaccounts. Liabilities arising out of any other business we conduct cannot be charged against the assets of the separate account. Income, as well as both realized and unrealized gains or losses from the separate account's assets, is credited to or charged against the separate account without regard to income, gains or losses arising out of other business that we conduct. However, if the separate account's assets exceed its liabilities, the excess is available to cover the liabilities of our General Account.

The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust, which is a type of investment-company. Such registration does not involve any SEC supervision of management or investment policies or practices. There are currently 32 subaccounts within the separate account available to Contract Owners and each invests only in a corresponding Eligible Portfolio.

Since we are the legal holder of the Eligible Portfolio shares in the separate account, we have the right to vote such shares at shareholders' meetings. To the extent required by law, we will vote in accordance with instructions from Contract Owners. The number of votes for which a Contract Owner has the right to provide instructions will be determined as of the record date selected by the Boards of Directors of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund and the Alger American Fund. We will furnish you proper forms, materials, and reports to enable you to give us instructions if you choose.

The number of shares of an Eligible Portfolio for which you can give instructions is determined by dividing the Accumulation Value held in the corresponding subaccount by the net asset value of one share in such Eligible Portfolio. Fractional shares will be counted. Shares of an Eligible Portfolio held in a subaccount for which you have not given timely instructions and other shares held in a subaccount will be voted by us in the same proportion as those shares in that subaccount for which timely instructions are received. Voting instructions to abstain will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, we may vote shares of the Eligible Portfolios in our own right.

The separate account is not the only separate account that invests in the Eligible Portfolios. Other separate accounts, including those funding other variable annuity contracts, variable life policies and other insurance contracts and retirement plans, invest in some of the Eligible Portfolios. We do not believe this results in any disadvantages to you. However, there is a theoretical possibility that a material conflict of interest could arise with owners of variable life insurance policies funded by the separate account and owners of other variable annuity contracts whose values are allocated to other separate accounts investing in the Eligible Portfolios. There is also a theoretical possibility that a material conflict could arise between the interests of Contract Owners or owners of other contracts and the retirement plans, which invest in the Eligible Portfolios or their participants. If a material conflict arises, we will take any necessary steps, including removing the Eligible Portfolio from the separate account, to resolve the matter. The Board of Directors of each Eligible Portfolio will monitor events in order to identify any material conflicts that may arise and determine what action, if any, to take in response to those events or conflicts. See the accompanying prospectuses for the Eligible Portfolios for more information.

The Funds

Each subaccount invests in shares of a corresponding Eligible Portfolio of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, and the Alger American Fund. The investment objectives and policies of each Eligible Portfolio are summarized below. You will be notified of and have an opportunity to instruct us how to vote on any proposed material change in the investment policy of any Eligible Portfolio in which you have an interest.

[_] The American National Fund - currently has the following series or Portfolios, each of which is an Eligible Portfolio:

     . American National Money Market Portfolio ... seeks the highest current income consistent with the preservation of capital and maintenance of liquidity.

     . American National Growth Portfolio ... seeks to achieve capital appreciation.

     . American National Balanced Portfolio ... seeks to conserve principal, produce reasonable current income, and achieve long-term capital appreciation.

     . American National Equity Income Portfolio ... seeks to achieve growth of capital and/or current income.

     . American National Government Bond Portfolio ... seeks to provide as high a level of current income, liquidity, and safety of principal as is consistent with prudent investment risks through investment in a portfolio consisting primarily of securities issued or guaranteed by the U.S. Government, its agencies, or instrumentalities.

     . American National Small-Cap/Mid-Cap Portfolio ... seeks to provide long-term capital growth by investing primarily in stocks of small to medium-sized companies.

     . American National High Yield Bond Portfolio ... seeks to provide a high level of current income. As a secondary investment objective, the fund seeks capital appreciation.

     . American National International Stock Portfolio ... seeks to obtain long-term growth of capital through investments primarily in the equity securities of established, non-U.S. companies.

Securities Management and Research, Inc. ("SM&R") is the American National Fund's investment adviser. SM&R also provides investment advisory and portfolio management services to us and to other clients. SM&R maintains a staff of experienced investment personnel and related support facilities.

[_] The Fidelity Funds - currently have 14 series or Portfolios, the following five of which are Eligible Portfolios:

     . Fidelity Asset Manager Portfolio ... seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, and short-term instruments.

     . Fidelity Index 500 Portfolio ... seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500. The Portfolio normally invests at least 80% of its assets in common stocks included in the S&P
        500. The Portfolio seeks to achieve a 98% or better correlation between its total return and the total return of the index.

     . Fidelity Contrafund Portfolio ... seeks long-term capital appreciation. The Portfolio normally invests primarily in common stocks. The Portfolio invests in securities of companies whose value the Portfolio believes is not fully recognized by the public.

     . Fidelity Asset Manager: Growth Portfolio ... seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.

     . Fidelity Growth Opportunities Portfolio ... seeks to provide capital growth. The Portfolio normally invests its assets primarily in common stocks. The Portfolio may also invest in other types of securities, including bonds, which may be lower-quality debt securities.

The Fidelity Management & Research Company ("FMR") is the Fidelity Funds' investment adviser. FMR provides a number of mutual funds and other clients with investment research and portfolio management services. Fidelity Management & Research (U.K.) Inc. and Fidelity Management & Research (Far East), wholly-owned subsidiaries of FMR, provide research with respect to foreign securities. FMR maintains a large staff of experienced investment personnel and a full complement of related support facilities.

[_] The T. Rowe Price Funds - currently have the following series or Portfolios, each of which are Eligible Portfolios:

     . T. Rowe Price Equity Income Portfolio ... seeks to provide substantial dividend income as well as long-term growth of capital through investments in common stocks of established companies. The Portfolio will normally invest at least 65% of its assets in the common stocks of well-established companies paying above-average dividends.

     . T. Rowe Price Mid-Cap Growth Portfolio ... seeks to achieve long term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. The Portfolio will invest at least 65% of its assets in a diversified portfolio of common stocks of mid-cap companies whose earnings are expected to grow at a faster rate than the average company. The Portfolio considers "mid-cap companies" as companies with market capitalization (number of shares outstanding multiplied by share price) between $300 million and $5 billion. Most of the Portfolio's assets will be invested in U.S. common stocks.

     . T. Rowe Price International Stock Portfolio ... seeks to provide long-term growth of capital through investments primarily in common stocks of established non-U.S. companies. The Portfolio expects to invest substantially all of the Portfolio's assets (with a minimum of 65%) in established companies beyond U.S. borders. The Portfolio's focus will typically be on large and, to a lesser extent, medium-sized companies.

     . T. Rowe Price Limited-Term Bond Portfolio ... seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities.

T. Rowe Price Associates, Inc. is responsible for selection and management of the Portfolio investments of T. Rowe Price Equity Securities and T. Rowe Price Fixed Income Securities. Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited, is responsible for selection and management of the Portfolio investments of T. Rowe Price International Series.

[_] The MFS Fund - currently has the following Portfolios, each of which are Eligible Portfolios:

     . MFS Capital Opportunities Portfolio ... seeks capital appreciation. Dividend income, if any, is a consideration incidental to the Portfolios' objective of capital appreciation. While the Portfolios' policy is to invest primarily in common stocks, it may seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible bonds, convertible preferred stocks and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The Portfolio may invest in lower rated fixed income securities or comparable unrated securities.

     . MFS Emerging Growth Portfolio ... seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investments in more established companies. The Portfolio may invest in a limited extent in lower rated fixed income securities or comparable unrated securities.

     . MFS Research Portfolio ... seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the Portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The Portfolio may invest in a limited extent in lower rated fixed income securities or comparable unrated securities.

     . MFS Growth With Income Portfolio ... seeks to provide reasonable current income and long-term growth and income. Under normal market conditions, the Portfolio will invest at least 65% of its assets in common stocks or securities convertible into common stocks that are believed to have long-term prospects for growth and income. The Portfolio may also invest up to 75% of its net assets in foreign securities, which are not traded on an U.S. exchange.

Massachusetts Financial Service Company is responsible for selection and management of the Portfolio investments of the MFS Variable Series.

[_] The Federated Fund - currently has the following Portfolios, each of which are Eligible Portfolios:

     . Federated Utility Fund II Portfolio ... seeks to achieve high current income and moderate capital appreciation. The Portfolio invests primarily in equity and debt securities of utility companies.

     . Federated Growth Strategies Portfolio ... seeks capital appreciation. The Portfolio invests at least 65% of its assets in equity securities of companies with prospects for above average growth in earnings and dividends.

     . Federated International Small Company Fund II Portfolio ... seeks long term growth of capital by investing primarily in equity securities of foreign companies that have a market capitalization at the time of purchase of $1.5 billion or less.

     . Federated High Income Bond Portfolio ... seeks high current income. The Portfolio invests in fixed income securities, which are lower rated corporate debt obligations, which are commonly referred to as "junk bonds." The risk in investing in junk bonds is described in the prospectus for the Federated Insurance Series, which should be read carefully before investing.

     . Federated Equity Income Fund II Portfolio ... seeks to provide above average income and capital appreciation by investing in income producing equity securities including common stocks, preferred stocks, and debt securities that are convertible into common stocks, in cash and cash items during times of unusual conditions to maintain liquidity. Cash items may include commercial paper, Europaper, certificates of deposit, obligations of the U.S. Government, repurchase agreements, and other short-term instruments.

Federated Advisors makes all investment decisions for the Federated Insurance Series, subject to direction by the Federated Insurance Series Trustees.

[_] The Alger American Fund - currently has the following series or Portfolios, each of which is an Eligible Portfolio:

     . Alger American Small Capitalization Portfolio ... seeks long-term capital appreciation. It focuses on small, fast growing companies that offer innovative products, services, or technologies to a rapidly expanding marketplace.

     . Alger American Growth Portfolio ... seeks to achieve long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources, and depth of management.

     . Alger American MidCap Growth Portfolio ... seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential.

     . Alger American Leveraged AllCap Portfolio ... seeks to achieve long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The Portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

     . Alger American Income & Growth Portfolio ... primarily seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation. The Portfolio invests in dividend paying equity securities, such as common or preferred stocks, preferably those that the manager believes also offer opportunities for capital appreciation.

     . Alger American Balanced Portfolio ... seeks current income and long-term capital appreciation. It focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities that appear to have some potential for capital appreciation.

Fred Alger Management, Inc. is the Alger American Fund's investment adviser. Fred Alger Management, Inc. also provides investment advisory and portfolio management services to us and to other clients. Fred Alger Management, Inc. maintains a staff of experienced investment personnel and related support facilities.

The accompanying prospectuses should be read in conjunction with this prospectus before investing and contain a full description of the above funds, their investment policies and restrictions, risks, charges and expenses and other aspects of their operation.

We have arrangements to provide services to certain Eligible Portfolios for which the advisor or distributor of such Portfolios pays us fees. The fees are based upon an annual percentage of the average aggregate net amount invested by us in such Eligible Portfolios. Some advisors or distributors pay us higher fees than others do.

The Eligible Portfolios and the mutual funds of which they are a part are sold only to separate accounts of insurance companies offering variable annuity and variable life insurance contracts and, in some cases, to certain qualified pension and retirement plans. The Eligible Portfolios and mutual funds are not sold to the general-public and should not be mistaken for other mutual funds offered by the same sponsor or that have similar names.

Changes in Investment Options

We may establish additional subaccounts, which would invest in portfolios of other mutual funds chosen by us. We may also, from time to time, discontinue the availability of existing subaccounts. If we do, we may, by appropriate endorsement, make such changes to the Contract as we believe are necessary or appropriate. In addition, if a subaccount is discontinued, we may redeem shares in the corresponding Eligible Portfolio and substitute shares of another mutual fund. We will not do so, or make other changes without prior notice to you and without complying with other applicable laws. Such laws may require approval by the SEC and the Texas Department of Insurance.

If we deem it to be in your best interest, and subject to any required approvals, we may combine the separate account with another of our separate accounts.

FIXED ACCOUNT

Before the Annuity Date, you can allocate all or a portion of your Purchase Payment to the Fixed Account. In addition, if you participate in our fixed account dollar cost averaging program, you may designate amounts to be held in dollar cost averaging fixed account options. Subject to certain limitations, you can also transfer Accumulation Value from the subaccounts to the Fixed Account. Transfers from the Fixed Account and from either of the dollar cost averaging fixed account options to the subaccounts are restricted. (See "Transfers Before Annuity Date", page xx and "Special Programs", page xx.)

Purchase Payments allocated to and transfers from a subaccount to the Fixed Account are placed in our General Account. Purchase Payments allocated to one of the dollar cost averaging fixed account options are placed in our General Account. We have sole discretion regarding the investment of and bear the investment risk with respect to the assets in our General Account. You bear the risk that the Fixed Account declared rate would fall to a lower rate after the expiration of a declared rate period. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "'33 Act") and the General Account has not been registered as an investment company under the Investment Company Act of 1940 (the "'40 Act"). Accordingly, neither the General Account nor any interest therein is generally subject to the provisions of the '33 Act or '40 Act. We understand that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account or any of the dollar cost averaging fixed account options portion of the Contract. However, disclosures regarding the Fixed Account or any of the dollar cost averaging fixed account options portion of the Contract may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT TAX ADVICE

Introduction

The following summary describes some of the federal income tax rules that apply to a Contract. This summary is not complete and does not cover all tax situations. Special tax rules, not discussed here, may apply to certain individuals. This discussion is not tax advice. You should consult a competent tax adviser for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not know if these laws will change or how the Internal Revenue Service (the "IRS") will interpret them. Moreover, the discussion below does not consider any applicable state or other tax laws. We have included additional discussion regarding taxes in the Statement of Additional Information.

Tax Status of the Contracts

The following discussion assumes that the Contract will qualify as an annuity contract for federal income tax purposes. The Statement of Additional Information explains the requirements for qualifying as an annuity contract.

Taxation of Annuities in General

If you are a natural person, you generally will not be taxed on increases in the Accumulation Value until you receive payments under the Contract. Any distribution of payments, including a full or partial surrender of a Contract, may subject you to income tax. If you assign or pledge (or agree to assign or pledge) any portion of a Contract's Accumulation Value, this generally will be considered a distribution of payments to you and may be taxable.

Corporations, partnerships, trusts, and other entities that own a Contract generally must include in income increases in the excess of the Accumulation Value over the investment in the contract. There are some exceptions to this rule and such a prospective Contract Owner should discuss these with a tax adviser.

The "investment in the contract" generally equals the amount, if any, of Purchase Payments paid with after-tax dollars (that is, purchase payments that were not excluded from the individual's gross income).

The following discussion applies to Contracts owned by natural persons.

Withdrawals

If you make a partial surrender from a Non-Qualified Contract (including Systematic Withdrawals), the amount received will be taxed as ordinary income, up to an amount equal to the excess (if any) of the Accumulation Value immediately before the distribution over the investment in the Contract at that time. In the case of a full surrender under a Non-Qualified Contract, the amount received generally will be taxable as ordinary income to the extent it exceeds the investment in the Contract.

Penalty Tax

For all distributions from Non-Qualified Contracts, there is a federal penalty tax equal to 10% of the amount treated as taxable income. However, in general, there is no penalty tax on distributions:

 .  made after the taxpayer reaches age 59 1/2;

 .  made because of the death of the Contract Owner;

 .  attributable to the taxpayer becoming disabled; or

 . made as part of a series of substantially equal periodic payments for the life, or life expectancy, of the taxpayer.

There are other exceptions and special rules may apply to the exceptions listed above. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment method elected under the contract, generally only the portion of the annuity payment that represents the amount by which the Accumulation Value exceeds the investment in the contract will be taxed.

 . For variable annuity payments, in general the taxable portion of each annuity payment is determined by a formula which establishes a specific non-taxable dollar amount of each annuity payment. This dollar amount is determined by dividing the investment in the contract by the total number of expected annuity payments.

 . For fixed annuity payments, in general there is no tax on the portion of each annuity payment which reflects the ratio that the investment in the contract bears to the total expected value of annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable.

In all cases, after the investment in the Contract is recovered, the full amount of any additional annuity payments is taxable.

Taxation of Death Benefit Proceeds

Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are taxable to the recipient as follows:

 . if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or

 . if distributed under an annuity option, they are taxed in the same way as annuity payments, as described above.

Transfers or Assignments of a Contract

A transfer or assignment of a Contract, the designation of certain Annuitants, or the selection of certain Annuity Dates may result in tax consequences that are not discussed herein. You should consult a tax advisor as to the tax consequences of any such transaction.

Required Distributions

In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified annuity contract to contain certain provisions concerning how an interest in the contract is distributed on the owner's death. The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We may modify the Contracts if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Withholding

Annuity distributions generally are subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. Withholding is mandatory for certain Qualified Contracts.

Multiple Contracts

All non-qualified, deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in income when a taxable distribution occurs. In addition, there may be other situations in which the U.S. Treasury Department may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner (it has authority to issue regulations on aggregating multiple contracts). Accordingly, you should consult a tax advisor before purchasing more than one annuity contract.

Exchanges

Section 1035 of the Internal Revenue Code (the "Code") provides generally for tax-free exchanges of one annuity contract for another. A number of special rules and procedures apply to section 1035 exchanges. Anyone wishing to take advantage of section 1035 should consult a tax advisor.

Taxation of Qualified Contracts

The Qualified Contracts are designed for retirement plans that qualify for special income tax treatment under Sections 401(a), 403(b), 408, 408A or 457 of the Code. Certain requirements apply to the purchase of a Qualified Contract and to distributions therefrom in order for you to receive favorable tax treatment. The following discussion assumes that Qualified Contracts qualify for the intended special federal income tax treatment.

The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. In general, adverse tax consequences may result from:

 .  contributions made in excess of specified limits;

 .  distributions received prior to age 59 1/2 (subject to certain exceptions);

 . distributions that do not conform to specified commencement and minimum distribution rules;

 .  aggregate distributions in excess of a specified annual amount; and

 .  contributions or distributions made in other  circumstances.

The terms and conditions of the retirement plans may limit the rights otherwise available to you under a Qualified Contract. You are responsible for determining that contributions, distributions, and other transactions with respect to a Qualified Contract comply with applicable law. If you are considering purchasing an annuity contract for use with any qualified retirement plan, you should get legal and tax advice.

Distributions from Qualified Contracts

Annuity payments from Qualified Contracts are generally taxed in the same manner as under a Non-Qualified Contract. When a withdrawal from a Qualified Contract occurs, all or some of the amount received is taxable. For Qualified Contracts, the investment in the contract can be zero; in that case, the full amount of all distributions would be taxable. Distributions from certain qualified plans are generally subject to mandatory withholding.

For qualified plans under Sections 401(a), 403(b), and 457, the Code requires that distributions generally must begin by the later of April 1 of the calendar year following the calendar year in which the Contract Owner (or plan participant): (a) reaches age 70 1/2; or (b) retires. Distributions must be made in a specified form and manner. If the participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Contract Owner (or plan participant) reaches age 70 1/2. For Individual Retirement Annuities
(IRAs) described in Section 408 of the Code, distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Contract Owner (or plan participant) reaches age 70 1/2.

[_] Corporate and Self-Employed Pension and Profit Sharing Plans - Section 401(a) of the Code permits employers to establish retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. Adverse tax or other legal consequences to the plan, to the Plan Participant, or to both may result if this Contract is purchased by a 401(a) plan and later assigned or transferred to any individual. Employers intending to use the Contract with such plans should consult a tax advisor.

[_] Tax Sheltered Annuities - Under Code Section 403(b), public school systems and certain tax-exempt organizations may purchase annuity contracts for their employees. Generally, payments to Section 403(b) annuity contracts will be excluded from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. Under Section 403(b) annuity contracts, the following amounts may only be distributed upon death of the employee, attainment of age 59 1/2, and separation from service, disability, or financial hardship:

     (a) elective contributions made in years beginning after December 31, 1988;

     (b) earnings on those contributions; and

     (c) earnings in such years on amounts held as of the last year beginning before January 1, 1989.

     In addition, income attributable to elective contributions may not be distributed in the case of hardship.

[_] Individual Retirement Annuities - Section 408 of the Code permits certain eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." Section 408 of the Code limits the amount, which may be contributed to an IRA each year to the lesser of $2,000 or 100% of the Contract Owner's adjusted gross income. These contributions may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

     Roth IRAs. Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible, and must be made in cash or as a rollover or transfer from another IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.

[_] SIMPLE Individual Retirement Annuities - Certain small employers may establish SIMPLE plans (Savings Incentive Match Plans) as provided by
     Section 408(p) of the Code. Under these plans, employees may defer a percentage of compensation of up to certain dollar amount. The sponsoring employer is required to make a matching contribution. Distributions from a SIMPLE plan are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, distributions prior to age 59 1/2 are subject to a 10% penalty tax, which increases to 25% if the distribution occurs during the first two years the employee participates in the plan.

[_] Deferred Compensation Plans - Section 457 of the Code provides for certain deferred compensation plans available with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. Under non-governmental plans, all amounts are subject to the claims of general creditors of the employer and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, distributions from a deferred compensation plan are prohibited unless made after the plan participant attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency. Distributions under these plans are taxable as ordinary income in the year paid or made available. Adverse tax consequences may result from certain distributions that do not conform to applicable commencement and minimum distribution rules.

Possible Changes in Taxation

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means (such as U.S. Treasury Department regulations, Internal Revenue Service revenue rulings, and judicial decisions). It is possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax advisor regarding such developments and their effect on the Contract.

All Contracts

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules may apply with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contract Owner or recipient of a distribution. A tax adviser should be consulted for further information.

PERFORMANCE

Performance information for the subaccounts may appear in reports and advertising to current and prospective Contract Owners. The performance information is based on historical investment experience of the subaccounts and the Eligible Portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Total return quotations reflect changes in Eligible Portfolio share prices, the automatic reinvestment by the separate account of all distributions and the deduction of applicable annuity charges (including any contingent deferred sales charges that would apply if a Contract Owner surrendered the Contract at the end of the period indicated). Quotations of total return may also be shown that do not take into account certain contractual charges such as a contingent deferred sales load. The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in a subaccount's returns, you should recognize that they are not the same as actual year-by-year results.

Some subaccounts may also advertise yield. These measures reflect the income generated by an investment in the subaccount over a specified period of time. This income is annualized and shown as a percentage. Yields do not take into account capital gains or losses or the contingent deferred sales load.

The American National Money Market subaccount may advertise their current and effective yield. Current yield reflects the income generated by an investment in the subaccount over a 7-day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested.

DISTRIBUTOR OF THE CONTRACT

Securities Management and Research, Inc. ("SM&R"), 2450 South Shore Boulevard, Suite 400, League City, Texas 77573, our wholly-owned subsidiary, is the principal underwriter of the Contract. SM&R was organized under the laws of the State of Florida in 1964; is a registered broker/dealer; and is a member of the National Association of Securities Dealers.

SM&R's registered representatives selling a Contract will receive commissions from SM&R. After issuance of the Contract, broker-dealers will receive commissions aggregating up to 7.0% of the Purchase Payments. In addition, after the first Contract Year, broker-dealers who have distribution agreements with us may receive an annual commission of up to 0.25% of the Contract's Accumulation Value.

LEGAL MATTERS

Various matters of Texas law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Texas insurance law, have been reviewed by Greer, Herz and Adams, LLP, General Counsel.

LEGAL PROCEEDINGS

The Company and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe at the present time no lawsuits are pending or threatened that are reasonably likely to have a material adverse impact on the separate account or us.

EXPERTS

The consolidated financial statements of American National Insurance Company and subsidiaries as of December 31, 1999 and 1998 and for the years then ended, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

ADDITIONAL INFORMATION

A registration statement describing the Contract has been filed with the Securities and Exchange Commission, under the Securities Act of 1933. This Prospectus does not contain all information in the registration statement, to which reference is made for further information concerning us, the separate account and the Contract offered hereby. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees. Statements contained in this prospectus as to the terms of the Contract and other legal instruments are summaries. For a complete statement of such terms, reference is made to such instruments as filed.

FINANCIAL STATEMENTS

Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contract. The financial statements can be found in the Statement of Additional Information.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

                                                            Page
The Contract...............................................   x
Valuation of Accumulation Units............................   x
Computation of Variable Annuity Payments...................   x
Annuity Unit Value.........................................   x
Summary....................................................   x
Exceptions to Charges......................................   x
Assignment.................................................   x
Minimum Distributions Program..............................   x
Distribution of the Contract...............................   x
Tax Matters................................................   x
Records and Reports........................................   x
Performance................................................   x
Total Return...............................................   x
Other Total Return.........................................   x
Yields.....................................................   x
State Law Differences......................................  xx
Separate Account...........................................  xx
Termination of Participating Agreements....................  xx
Financial Statements.......................................  xx
Financials.................................................  xx

WealthQuest III Variable Annuity
Statement of Additional Information
Issued by American National Insurance Company
Home Office  One Moody Plaza  Galveston TX 77550-7999
1-800-306-2959
Relating to the Prospectus dated (date)

Custodian

American National Insurance Company

One Moody Plaza

Galveston, Texas 77550-7999


Principal Distributor

Securities Management and Research, Inc.

2450 South Shore Boulevard, Suite 400

League City, Texas 77573


Independent Auditors

Arthur Andersen LLP

711 Louisiana, Suite 1300

Houston, Texas 77002-2786


This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for the Contract ("the Contract").

American National Variable Annuity Separate Account Statement of Additional Information
(date)
This Statement of Additional Information expands upon subjects discussed in the current prospectus for the WealthQuest III Variable Annuity offered by American National Insurance Company ("American National"). You may obtain a copy of the prospectus dated (date), by calling 1-800-306-2959, or writing to American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999. Terms used in the current prospectus for the Contract are incorporated in this Statement. All terms not specifically defined in this statement shall have the meaning set forth in the current prospectus.


TABLE OF CONTENTS
                                                                      Page
The Contract.........................................................   2
Computation of Variable Annuity Payments.............................   2
Annuity Unit Value...................................................   3
Summary..............................................................   4
Exceptions to Charges................................................   4
Assignment...........................................................   4
Minimum Distributions Program........................................   4
Distribution of the Contract.........................................   5
Tax Matters..........................................................   6
Records and Reports..................................................   6
Performance..........................................................   7
Total Return.........................................................   7
Other Total Return...................................................   8
Yields...............................................................   8
State Law Differences................................................   9
Separate Account.....................................................   9
Termination of Participating Agreements..............................  10
Financial Statements.................................................  14
Financials...........................................................  16

The Contract

The following provides additional information about the Contract which supplements the description in the prospectus and which may be of interest to some Contract Owners.

Computation of Variable Annuity Payments

The amount of the first variable annuity payment to the Annuitant will depend on the amount of his/her Accumulation Value applied to effect the variable annuity as of the tenth day immediately preceding the date annuity payments commence, the amount of any premium tax owed (if applicable), the annuity option selected, and the age of the Annuitant. The Contract contains tables indicating the dollar amount of the first annuity payment under annuity options 1, 2, 4, and 5 for each $1,000 of Accumulation Value at various ages. These tables are based upon the Annuity 2000 Mortality Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate (the "AIR") of 2.5% per annum.

In any subsequent month, the dollar amount of the variable annuity payment is determined by multiplying the number of Annuity Units in the applicable subaccount(s) by the value of such Annuity Unit on the tenth day preceding the due date of such payment. The Annuity Unit value will increase or decrease in proportion to the net investment return of the subaccount(s) underlying the Variable Annuity since the date of the previous annuity payment, less an adjustment to neutralize the 2.50% or other AIR referred to above.

Therefore, the dollar amount of variable annuity payments after the first will vary depending on whether the net investment return is greater or less than the 2.5% (or other AIR) per annum. For example, assuming a 2.5% AIR, if subaccounts underlying the Contract have a cumulative net investment return of 4% over a one year period, the first annuity payment in the next year will be approximately
1.5 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable subaccount(s). If such net investment return is 1% over a one year period, the first annuity payment in the next year will be approximately 1.5 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable subaccount(s).

Annuity Unit Value

The value of an Annuity Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for shares of Eligible Portfolios. The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit value and the amount of Variable Annuity payments.

Illustration: Calculation of Annuity Unit Value
Annuity of 120 monthly payments certain

  1.  Annuity Unit value, beginning of period               $  .980000

  2.  Net investment factor for period                        1.001046

  3.  Daily adjustment for 2.5% assumed investment rate        .999932

  4.  (2) x (3)                                               1.000978

  5.  Annuity Unit value, end of period (1) x (4)           $  .980958

Illustration: Annuity Payments
Annuity of 120 monthly payments certain

  1.  Number of Accumulation Units at Annuity Date           10,000.00

  2.  Accumulation Unit value (10 days prior to date of
      first monthly payment)                                $ 1.800000

  3.  Accumulation Value of Contract (1) x (2)              $18,000.00

  4.  First monthly annuity payment per $1,000 of net
      sum payable (assume equal to Accumulation Value)      $     9.39

  5.  First monthly annuity payment (3) x (4) / 1,000       $   169.02

  6.  Annuity Unit value (10 days prior to date of first
      monthly payment)                                      $  .980000

  7.  Number of Annuity Units (5)/(6)                          172.469

  8.  Assume Annuity Unit value for second month equal to   $  .997000

  9.  Second monthly annuity payment (7) x (8)              $   171.95


  10. Assume Annuity Unit value for third month equal to    $  .953000

  11. Third monthly annuity payment (7) x (10)              $   164.36

Summary

In conclusion, for a variable annuity the key element to pricing the annuity is unknown; there is no interest rate guarantee made and interest credited will depend upon actual future results. The technique used to overcome this obstacle is the calculation of the premium for the annuity using an AIR. The initial Variable Annuity payment is based upon this premium; subsequent payments will increase or decrease depending upon the relationship between the AIR and the actual investment performance of subaccounts to be passed to the annuitant. Suppose the underlying subaccounts showed a monthly return of 1% after the first month, the payee's second monthly payment would be (assuming 30 days between payments and an initial annuity payment of $100):

$100 x [1.01/(1.025)/30/365/] = $100.80

The AIR methodology means that at each payment date the value in an annuity is updated to reflect actual investment results to date, but continued assumption of the AIR for the remainder of the Annuity Period.

Exceptions to Charges

The surrender charges, mortality and expense risk fees and administrative charges may be reduced for, or additional amounts credited on, sales of Contracts to a trustee, employer, or similar entity representing a group where American National determines that such sales result in savings of sales or administrative expenses. In addition, directors, officers and bona fide full-time employees (and their spouses and minor children) of SM&R and American National are permitted to purchase Contracts with substantial reduction of the surrender charges, mortality and expense risk fees, or administrative charges.

The Contract may be sold directly, without compensation, to a registered representative, to employees, officers, directors, and trustees of American National and its affiliated companies, and spouses and immediate family members (i.e., children, siblings, parents, and grandparents) of the foregoing, and to employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Contracts, and spouses and immediate family members of the foregoing. If sold under these circumstances, a Contract may be credited with in part or in whole any cost savings resulting from the Contract being sold directly, rather than through an agent with an associated commission, but only if such credit will not be unfairly discriminatory to any person.

Assignment

The Contract may be assigned by the Contract Owner except when issued to plans or trusts qualified under Section 403(b) or 408 of the Internal Revenue Code. 401(k) Contracts are also not assignable.

Minimum Distributions Program

Under the Systematic Withdrawal Program, the Contract Owner can elect to participate in the "Minimum Distributions Program" by instructing American National to calculate and make minimum distributions that may be required if the Contract is used with a tax qualified plan. American National calculates such amounts assuming the minimum distribution amount is based solely on the value of the Contract Owner's Contract. However, the required minimum distribution amounts applicable to the Contract Owner's particular situation may depend on other annuities, savings, or investments of which American National is not aware, so that the required amount may be greater than the minimum distribution amount American National calculates based on the Contract Owner's Contract. The Minimum Distributions Program is subject to all the rules applicable to the Systematic Withdrawal Program. In addition, certain rules apply only to the Minimum Distributions Program. These rules are described below.

In order to participate in the Minimum Distributions Program, the Contract Owner must notify American National of such election in writing in the calendar year in which the Contract Owner attains age 70 1/2. If the Contract Owner is taking payments under the Systematic Withdrawal Program when the Minimum Distributions Program is elected, the existing Systematic Withdrawal Program will be discontinued.

American National will determine the amount that is required to be distributed from a Contract each year based on the information provided by the Contract Owner and elections made by the Contract Owner. The Contract Owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis, or on a joint life basis. American National calculates a required distribution amount each year based on the Internal Revenue Code's minimum distribution rules.

Minimum Distributions Program is based on American National's understanding of the present federal income tax laws, as the IRS currently interprets them. Numerous special tax rules apply to Contract owners whose Contracts are used with qualified plans. Contract Owners should consult a tax advisor before electing to participate in the Minimum Distributions Programs.

Distribution of the Contract

Subject to arrangements with American National, the Contract is sold as part of a continuous offering by independent broker-dealers who are members of the National Association of Security Dealers, Inc., and who become licensed to sell life insurance and variable annuities for American National. Pursuant to a Distribution and Administrative Services Agreement, Securities Management and Research, Inc. ("SM&R") acts as the principal underwriter on behalf of American National for distribution of the Contract. Under the Agreement, SM&R is to use commercially reasonable efforts to sell the Contract through registered representatives. In connection with these sales activities, SM&R is responsible for:

 . compliance with the requirements of any applicable state broker-dealer regulations and the Securities Exchange Act of 1934,

 . keeping correct records and books of account in accordance with Rules 17a-3 and 17a-4 of the Securities Exchange Act,

 .  training agents of American National for the sale of Contracts, and

 .  forwarding all Purchase Payments under the Contracts directly to American
   National.

SM&R is not entitled to any renumeration for its services as underwriter under the Distribution and Administrative Services Agreement; however, SM&R is entitled to reimbursement for all reasonable expenses incurred in connection with its duties as underwriter.

Tax Matters

Diversification Requirements. The Code requires that the investments underlying a separate account be "adequately diversified" in order for contracts to be treated as annuities for federal income tax purposes. We intend that the separate account, through the Eligible Portfolios, will satisfy these diversification requirements.

In certain circumstances, owners of variable annuity contracts may be considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners would be currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a Contract Owner to allocate Purchase Payments and transfer Accumulation Value, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Contract Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the separate account assets supporting a Contract.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, each non-qualified deferred annuity Contract must provide that:

 (i) if a Contract Owner dies on or after the Annuity Date but before the entire interest in the Contract has been distributed, the remaining interest in the Contract will be distributed at least as rapidly as under the distribution method that was used immediately before the Contract Owner died; and

 (ii) if a Contract Owner dies before the Annuity Date, the entire interest in the Contract will be distributed within five years after the Contract Owner dies.

These requirements are considered satisfied as to any portion of the Contract Owner's interest that is (i) payable as annuity payments which begin within one year of the Contract Owner's death, and (ii) which are made over the life of the Beneficiary or over a period not extending beyond the Beneficiary's life expectancy.

If the Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner and no distribution is required.

Other rules may apply to Qualified Contracts.

Records and Reports

Reports concerning each Contract will be sent annually to each Contract Owner. Contract Owners will additionally receive annual and semiannual reports concerning the underlying funds and annual reports concerning the separate account. Contract Owners will also receive confirmations of receipt of Purchase Payments, changes in allocation of Purchase Payments and transfer of Accumulation Units and Annuity Units.

Performance

Performance information for any subaccount may be compared, in reports and advertising to:

 .  the Standard & Poor's 500 Composite Stock Price Index ("S & P 500"),

 .  Dow Jones Industrial Average ("DJIA"),

 .  Donoghue's Money Market Institutional Averages;

 . other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, Lehman-Brothers, Morningstar, or the Variable Annuity Research and Data Service, widely used independent research firms which rank mutual funds and other investment companies by overall performance, investment objectives, and assets, and

 . the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in a Contact.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges and investment management costs.

Total returns, yields and other performance information may be quoted numerically or in a table, graph, or similar illustration. Reports and advertising may also contain other information including:

 . the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Series or by rating services, companies, publications or other persons who rank separate accounts or other investment products on overall performance or other criteria, and

 . the effect of tax deferred compounding on a subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

Total Return

Total Return quoted in advertising reflects all aspects of a subaccount's return, including the automatic reinvestment by the separate account of all distributions and any change in the subaccount's value over the period. Average annual returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the subaccount over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative return of 100% over ten years would produce an average annual return of 7.18%, which is the steady rate that would equal 100% growth on a compounded basis in ten years. While average annual returns are a convenient means of comparing investment alternatives, investors should realize that the subaccount's performance is not constant over time, but changes from year to year, and that average annual returns represent averaged figures as opposed to the actual year-to-year performance of a subaccount.

Average annual total returns are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula:

P(1+T)/n/ = ERV
where P is a hypothetical investment payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the periods shown. Since the Contract is intended as a long-term product, the average annual total returns assume that no money was withdrawn from the Contract prior to the end of the period.

In addition to average annual returns, the subaccounts may advertise unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period.

From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date the separate account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the Eligible Portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the Eligible Portfolios, with the level of Contract charges currently in effect.

Other Total Return

From time to time, sales literature or advertisements may also quote average annual total returns that reflect neither the annual contract fee nor the Surrender Charge. These are calculated in exactly the same way as the average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account the annual contract fee and any charges on amounts surrendered. Sales literature or advertisements may also quote average annual total returns for periods prior to the date the Separate Account commenced operations, calculated based on the performance of the Eligible Portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the Eligible Portfolios, with the level of Contract charges currently in effect except for the annual contract fee and the Surrender Charge.

Yields

Some subaccounts may also advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the subaccount over a stated period of time, not taking into account capital gains or losses. Yields are annualized and stated as a percentage. Yields do not reflect the impact of any contingent deferred sales load. Yields quoted in advertising may be based on historical seven-day periods. Current yield will reflect the income generated by a subaccount over a 7-day period. Current yield is calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical account having one Accumulation Unit at the beginning of the period and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7). The resulting yield figure will be carried to the nearest hundredth of a percent. Effective yield for is calculated in a similar manner to current yield except that investment income is assumed to be reinvested throughout the year at the 7-day rate. Effective yield is obtained by taking the base period returns as computed above, and then compounding the base period return by adding 1, raising the sum to a power equal to (365/7) and subtracting one from the result, according to the formula

Effective Yield = [(Base Period Return +1)/365/7/] - 1.

Since the reinvestment of income is assumed in the calculation of effective yield, it will generally be higher than current yield.

A 30-day yield for bond subaccounts will reflect the income generated by a subaccount over a 30-day period. Yield will be computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Accumulation Unit on the last day of the period, according to the following formula:

Yield = 2[((a - b)/cd + 1)/6/ - 1]

where a = net investment income earned by the applicable Portfolio, b = expenses for the period including expenses charged to the Contract Owner accounts, c = the average daily number of Accumulation Units outstanding during the period, and d = the maximum offering price per Accumulation Unit on the last day of the period.

State Law Differences

Differences in state laws may require American National to offer a Contract in one or more states which is more favorable to a Contract Owner than that offered in other states.

Separate Account

The separate account will purchase and redeem shares of the Eligible Portfolios at net asset value. The net asset value of a share is equal to the total assets of the Portfolio less the total liabilities of the Portfolio divided by the number of shares outstanding.

American National will redeem shares in the Eligible Portfolios as needed to:

 .  collect charges,

 .  pay surrenders,

 .  provide benefits, or

 .  transfer assets from one subaccount to another, or to the Fixed Account.

Any dividend or capital gain distribution received from an Eligible Portfolio will be reinvested immediately at net asset value in shares of that Eligible Portfolio and retained as assets of the corresponding subaccount.

The separate account may include subaccounts that are not available under the Contract. American National may from time to time discontinue the availability of some of the subaccounts. If the availability of a subaccount is discontinued, American National may redeem any shares in the corresponding Eligible Portfolio and substitute shares of another registered open-end management company.

American National may also establish additional subaccounts. Each new subaccount would correspond to a portfolio of a registered, open-end management company. American National would establish the terms upon which existing Contract Owners could purchase units of a new subaccount.

If any of these substitutions or changes are made, American National may change the Contract by sending an endorsement. American National may:

 .  operate the separate account as a management company,

 .  de-register the separate account if registration is no longer required,

 .  combine the separate account with other separate accounts,

 . restrict or eliminate any voting rights associated with the separate account, or

 . transfer the assets of the separate account relating to the Contracts to another separate account.

American National would, of course, not make any changes to the menu of Eligible Portfolios or to the separate account without complying with applicable laws and regulations. Such laws and regulations may require notice to and approval from the Contract Owners, the SEC, and state insurance regulatory authorities.

Termination of Participation Agreements

The participation agreements pursuant to which the funds sell their shares to the separate account contain varying provisions regarding termination. The following generally summarizes those provisions.

The Fidelity Funds

All participation agreements for the Fidelity Funds provide for termination:

 .  upon sixty days advance written notice by any party,

 .  by American National with respect to any Fidelity Portfolio if American
   National determines that shares of such Fidelity Portfolio are not reasonably available to meet the requirements of the Contracts,

 . by American National with respect to any Fidelity Portfolio if any of the shares of such Fidelity Portfolio are not registered, issued, or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

 .  by American National with respect to any Fidelity Portfolio if such Fidelity
   Portfolio ceases to be qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code (the "Code"), or if American National reasonably believes the Fidelity Funds may fail to so qualify,

 .  by American National with respect to any Fidelity Portfolio if such Fidelity
   Portfolio fails to meet the diversification requirements specified in the Fidelity participation agreement,

 . by the Fidelity Funds or the underwriter, upon a determination by either, that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 . by American National upon a determination by American National that either the Fidelity Funds or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 .  by the Fidelity Funds or the underwriter forty-five days after American
   National gives the Fidelity Funds and the underwriter written notice of American National's intention to make another investment company available as a funding vehicle for the Contracts, if at the time such notice was given, no other notice of termination of the Fidelity participation agreement was then outstanding, or

 . upon a determination that a material irreconcilable conflict exists between the interests of the Contract Owners and other investors in the Fidelity Funds or between American National's interests in the Fidelity Funds and the interests of other insurance companies invested in the Fidelity Funds.

The T. Rowe Price Funds

This participation agreement provides for termination:

 .  upon six months advance written notice by any party,

 .  by American National with respect to any T. Rowe Price Portfolio if American
   National determines that shares of such T. Rowe Price Portfolio are not reasonably available to meet the requirements of the Contracts,

 . by American National with respect to any T. Rowe Price Portfolio if any of the shares of such T. Rowe Price Portfolio are not registered, issued, or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

 . by the T. Rowe Price Funds or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the T. Rowe Price participation agreement or related to the sale of the Contracts, the operation of the separate account, or the purchase of T. Rowe Price Funds shares, if the T. Rowe Price Funds or the underwriter determines that such proceedings will have a material adverse effect on American National's ability to perform under the T. Rowe Price participation agreement,

 .  by American National upon the institution of formal proceedings against the
   T. Rowe Price Funds or the underwriter by the SEC, NASD, or any other regulatory body, if American National determines that such proceedings will have a material adverse effect upon the ability of the T. Rowe Price Funds or the underwriter to perform its obligations under the T. Rowe Price participation agreement,

 .  by American National with respect to any T. Rowe Price Portfolio if such T.
   Rowe Price Portfolio ceases to qualify as a Regulated Investment Company under

   Subchapter M of the Code, or if American National reasonably believes the T. Rowe Price Funds may fail to so qualify,

 .  by American National with respect to any T. Rowe Price Portfolio if such T.
   Rowe Price Portfolio fails to meet the diversification requirements specified in the T. Rowe Price participation agreement, or American National reasonably believes the T. Rowe Price Portfolio may fail to so comply,

 . by the T. Rowe Price Funds or the underwriter, upon a determination by either, that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 . by American National upon a determination by American National that either the T. Rowe Price Funds or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 .  by the T. Rowe Price Funds or the underwriter sixty days after American
   National gives the T. Rowe Price Funds and the underwriter written notice of American National's intention to make another investment company available as a funding vehicle for the Contracts if at the time such notice was given, no other notice of termination of the T. Rowe Price participation agreement was then outstanding, or

 . upon a determination that a material irreconcilable conflict exists between the Contract Owners and other investors in the T. Rowe Price Funds or between American National's interests in the T. Rowe Price Funds and interests of other insurance companies invested in the T. Rowe Price Funds.

The Federated Fund

This participation agreement provides for termination:

 .  upon one hundred eighty days advance written notice by any party,

 . at American National's option if American National determines that shares of the Federated Portfolios are not reasonably available to meet the requirements of the Contracts,

 . at the option of the Federated Fund or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the Federated participation agreement or related to the sale of the Contracts, the operation of the separate account, or the purchase of Federated Fund shares,

 . at American National's option upon the institution of formal proceedings against the Federated Fund or the underwriter by the SEC, NASD, or any other regulatory body,

 . upon a requisite vote of the Contract Owners to substitute shares of another fund for shares of the Federated Fund,

 . if any of the shares of a Federated Portfolio are not registered, issued, or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

 . by American National upon a determination by American National that the Federated Fund has an irreconcilable conflict between the Contract Owners and other investors in the Federated Fund or between American National's interests in the Federated Fund and the interests of other insurance companies invested in the Federated Fund,

 . at American National's option if the Federated Fund or a Federated Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code, or

 . at American National's option if the Federated Fund or a Federated Portfolio fails to meet the diversification requirements specified in the Federated participation agreement.

The MFS Fund

This participation agreement provides for termination:

 .  upon six months advance written notice by any party,

 . at American National's option to the extent the shares of any MFS Portfolio are not reasonably available to meet the requirements of the Contracts or are not "appropriate funding vehicles" for the Contracts, as determined by American National,

 . at the option of the MFS Fund or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the MFS participation agreement or related to the sale of the Contracts, the operation of the separate account, or the purchase of shares of the MFS Fund,

 . at American National's option upon the institution of formal proceedings against the MFS Fund by the SEC, NASD, or any other regulatory body regarding the MFS Fund's or the underwriter's duties under the MFS participation agreement or related to the sale of shares of the MFS Fund,

 . at the option of any party upon receipt of any necessary regulatory approvals or the vote of the Contract Owners to substitute shares of another fund for the shares of the MFS Fund, provided American National gives the MFS Fund and the underwriter thirty days advance written notice of any proposed vote or other action taken to replace the shares of the MFS Fund,

 . by the MFS Fund or the underwriter upon a determination by either that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 .  by American National upon a determination by American National that the MFS
   Fund or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 . at the option of any party, upon another party's material breach of any provision of the MFS participation agreement, or

 . upon assignment of the MFS participation agreement, unless made with the written consent of the parties to the MFS participation agreement.

The Alger American Fund

This participation agreement provides for termination:

 .  upon six months advance written notice by any party,

 .  at American National's option to the extent the shares of any Alger American
   Portfolio are not reasonably available to meet the requirements of the Contracts or are not "appropriate funding vehicles" for the Contracts, as determined by American National,

 . at the option of the Alger American Fund or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the Alger American participation agreement or related to the sale of the Contracts, the operation of the separate account, or the purchase of shares of the Alger American Fund,

 . at American National's option upon the institution of formal proceedings against the Alger American Fund by the SEC, NASD, or any other regulatory body regarding the Alger American Fund's or the underwriter's duties under the Alger American participation agreement or related to the sale of shares of the Alger American Fund,

 . at the option of any party upon receipt of any necessary regulatory approvals or the vote of the Contract Owners to substitute shares of another fund for the shares of the Alger American Fund, provided American National gives the Alger American Fund and the underwriter thirty days advance written notice of any proposed vote or other action taken to replace the shares of the Alger American Fund,

 . by the Alger American Fund or the underwriter upon a determination by either that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 .  by American National upon a determination by American National that the Alger
   American Fund or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 . at the option of any party, upon another party's material breach of any provision of the Alger American participation agreement, or

 . upon assignment of the Alger American participation agreement, unless made with the written consent of the parties to the Alger American participation agreement.

Financial Statements

The financial statements of American National should be considered only as bearing on the ability of American National to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

Report of Independent Public Accountants

To the Stockholders and Board of Directors,

American National Insurance Company

We have audited the accompanying consolidated statements of financial position of American National Insurance Company and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American National Insurance Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas

February 11, 2000

AMERICAN NATIONAL INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except for per share data)
------------------------------------------------------------------------------------------------------------------

                                                                                1999          1998         1997
------------------------------------------------------------------------------------------------------------------
PREMIUMS AND OTHER REVENUE
     Premiums
         Life ...........................................................   $  300,326   $  295,207   $  298,351
         Annuity.........................................................       41,704       45,079       50,622
         Accident and health.............................................      396,072      393,602      378,621
         Property and casualty...........................................      392,576      354,820      312,987
     Other policy revenues...............................................      100,258      105,041       99,930
     Net investment income...............................................      473,949      475,242      472,895
     Gain from sale of investments.......................................      149,061       49,768      103,320
     Other income........................................................       35,668       25,906       23,178
------------------------------------------------------------------------------------------------------------------
         Total revenues..................................................    1,889,614    1,744,665    1,739,904
------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
     Death and other benefits:
         Life ...........................................................      218,109      217,122      217,433
         Annuity.........................................................       45,464       41,888       29,422
         Accident and health.............................................      290,846      289,553      280,376
         Property and casualty...........................................      311,723      280,036      233,887
     Increase (decrease) in liability for future policy benefits:
         Life ...........................................................       15,546       13,304       13,267
         Annuity.........................................................        9,748       21,831       37,747
         Accident and health.............................................        4,787         (262       (4,862)
     Interest credited to policy account balances........................      117,411      126,914      134,813
     Commissions for acquiring and servicing policies....................      264,808      247,015      239,633
     Other operating costs and expenses..................................      210,877      199,294      176,988
     Increase (decrease) in deferred policy acquisition costs,
          net of amortization............................................       (2,188)       9,795      (12,267)
     Taxes, licenses and fees............................................       33,744       32,334       29,778
------------------------------------------------------------------------------------------------------------------
         Total benefits and expenses.....................................    1,520,875    1,478,824    1,376,215
------------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS BEFORE EQUITY
  IN EARNINGS OF UNCONSOLIDATED AFFILIATES
  AND FEDERAL INCOME TAXES...............................................      368,739      265,841      363,689

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES..........................       19,942        8,048        9,333
------------------------------------------------------------------------------------------------------------------
GAIN FROM OPERATIONS BEFORE FEDERAL INCOME TAXES.........................      388,681      273,889      373,022

PROVISION (BENEFIT) FOR FEDERAL INCOME TAXES
     Current  ...........................................................      132,128       77,707      134,271
     Deferred ...........................................................      (10,060)      (1,216)      (9,606)
------------------------------------------------------------------------------------------------------------------

NET INCOME    ...........................................................   $  266,613   $  197,398   $  248,357
==================================================================================================================

NET INCOME PER COMMON SHARE - BASIC AND DILUTED..........................   $    10.07   $     7.45   $     9.38
==================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)
------------------------------------------------------------------------------------------------------------------
                                                                                              December 31,
------------------------------------------------------------------------------------------------------------------
                                                                                        1999              1998
------------------------------------------------------------------------------------------------------------------
ASSETS
     Investments, other than investments in unconsolidated affiliates Debt securities:
              Bonds held-to-maturity, at amortized cost...........................  $ 3,636,786       $ 3,565,974
              Bonds available-for-sale, at market.................................      838,161           720,818
         Marketable equity securities, at market:
              Preferred stocks....................................................       39,752            41,664
              Common stocks.......................................................      963,337         1,051,926
         Mortgage loans on real estate............................................    1,033,330         1,025,683
         Policy loans.............................................................      293,287           296,109
         Investment real estate, net of
           accumulated depreciation of $110,658 and $109,415......................      251,529           238,714
         Short-term investments...................................................       95,352            90,368
         Other invested assets....................................................      102,001           112,207
------------------------------------------------------------------------------------------------------------------
              Total investments...................................................    7,253,535         7,143,463
     Cash.........................................................................       14,376            22,228
     Investments in unconsolidated affiliates.....................................      119,372           120,098
     Accrued investment income....................................................      110,161           104,405
     Reinsurance ceded receivables................................................      104,216            65,667
     Prepaid reinsurance premiums.................................................      194,969           171,116
     Premiums due and other receivables...........................................       96,703            91,518
     Deferred policy acquisition costs............................................      758,796           731,703
     Property and equipment, net..................................................       50,132            40,860
     Other assets.................................................................      103,443            94,302
     Separate account assets......................................................      284,823           230,292
------------------------------------------------------------------------------------------------------------------
              TOTAL ASSETS........................................................  $ 9,090,526       $ 8,815,652
==================================================================================================================
LIABILITIES
     Policyholder funds Future policy benefits:
              Life................................................................  $ 1,872,066       $ 1,853,759
              Annuity.............................................................      186,650           175,637
              Accident and health.................................................       64,901            60,113
         Policy account balances..................................................    2,283,428         2,324,310
         Policy and contract claims...............................................      403,984           359,953
         Other policyholder funds.................................................      557,103           510,130
------------------------------------------------------------------------------------------------------------------
              Total policyholder liabilities......................................    5,368,132         5,283,902
     Current federal income taxes.................................................        9,218           (20,515)
     Deferred federal income taxes................................................      221,341           259,243
     Other liabilities............................................................      143,866           148,118
     Separate account liabilities.................................................      284,823           230,292
------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES...................................................    6,027,380         5,901,040
------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
     Capital stock................................................................       30,832            30,832
     Additional paid-in capital...................................................          211               211
     Accumulated other comprehensive income.......................................      254,820           299,176
     Retained earnings............................................................    2,880,010         2,687,120
     Treasury stock, at cost......................................................     (102,727)         (102,727)
------------------------------------------------------------------------------------------------------------------
              TOTAL STOCKHOLDERS' EQUITY..........................................    3,063,146         2,914,612
------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........................  $ 9,090,526       $ 8,815,652
==================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except for per share data)
-------------------------------------------------------------------------------------------------------------------
                                                              Accumulated
                                                  Additional     Other
                                         Capital   Paid-In   Comprehensive   Retained      Treasury
                                          Stock    Capital      Income       Earnings        Stock         Total
-------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996              $ 30,832    $ 211     $ 163,352    $ 2,382,238    $ (102,727)   $ 2,473,906

   Comprehensive income (net of taxes):
      Net income                                                              248,357                      248,357
      Change in unrealized gains
         on marketable securities                               52,531                                      52,531
                                                                                                       ------------
            Comprehensive income                                                                           300,888
   Dividends to stockholders
      ($2.62 per share)                                                       (69,377)                     (69,377)
-------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1997              $ 30,832    $ 211     $ 215,883    $ 2,561,218    $ (102,727)   $ 2,705,417

   Comprehensive income (net of taxes):
      Net income                                                              197,398                      197,398
      Change in unrealized gains
         on marketable securities                               83,293                                      83,293
                                                                                                       ------------
            Comprehensive income                                                                           280,691
   Dividends to stockholders
      ($2.70 per share)                                                       (71,496)                     (71,496)
-------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1998              $ 30,832    $ 211     $ 299,176    $ 2,687,120    $ (102,727)   $ 2,914,612

   Comprehensive income (net of taxes):
      Net income                                                              266,613                      266,613
      Change in unrealized gains
         on marketable securities                              (44,328)                                    (44,328)
      Foreign exchange adjustments                                 (28)                                        (28)
                                                                                                       ------------
            Comprehensive income                                                                           222,257
   Dividends to stockholders
      ($2.78 per share)                                                       (73,723)                     (73,723)
-------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1999              $ 30,832    $ 211     $ 254,820    $ 2,880,010    $ (102,727)   $ 3,063,146
===================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
-------------------------------------------------------------------------------------------------------------------
                                                                                 1999          1998         1997
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net income..........................................................    $ 266,613     $ 197,398     $ 248,357
     Adjustments to reconcile net income to net cash
      provided by operating activities:
         Increase in liabilities for policyholders' funds................      125,112       120,343       146,466
         Charges to policy account balances..............................     (101,739)     (105,111)      (98,959)
         Interest credited to policy account balances....................      117,411       126,914       135,478
         Deferral of policy acquisition costs............................     (141,450)     (140,707)     (151,891)
         Amortization of deferred policy acquisition costs...............      135,385       149,116       138,710
         Deferred federal income tax benefit.............................      (10,060)       (1,216)       (9,606)
         Depreciation....................................................       19,598        17,351        20,454
         Accrual and amortization of discounts and premiums..............      (15,183)      (13,993)       (7,777)
         Gain from sale of investments...................................     (149,061)      (49,768)     (103,320)
         Equity in earnings of unconsolidated affiliates.................      (19,942)       (8,048)       (9,333)
         Increase in premiums receivable.................................       (5,185)       (7,243)      (15,023)
         Increase in accrued investment income...........................       (5,756)       (2,044)       (4,478)
         Capitalization of interest on policy and mortgage loans.........      (17,099)      (15,365)      (14,475)
         Other changes, net..............................................      (25,883)      (98,634)      (32,991)
-------------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities..................      172,761       168,993       241,612
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Proceeds from sale or maturity of investments:
         Bonds...........................................................      257,398       316,067       196,807
         Stocks..........................................................      374,615       247,951       331,679
         Real estate.....................................................       32,921        33,186        89,448
         Other invested assets...........................................       96,670           171         5,706
     Principal payments received on:
         Mortgage loans..................................................      176,394       154,333       168,603
         Policy loans....................................................       37,594        42,093        40,207
     Purchases of investments:
         Bonds...........................................................     (508,205)     (373,401)     (424,721)
         Stocks..........................................................     (160,465)     (237,868)     (279,690)
         Real estate.....................................................      (29,124)       (7,462)       (1,537)
         Mortgage loans..................................................     (146,513)      (35,420)     (151,471)
         Policy loans....................................................      (22,461)      (24,034)      (23,023)
         Other invested assets...........................................     (137,683)      (79,081)      (15,250)
     Decrease (increase) in short-term investments, net..................       (4,984)       36,418      (121,262)
     Decrease (increase) in investment in unconsolidated affiliates, net.          726       (19,210)       (4,281)
     Increase in property and equipment, net.............................      (17,219)      (14,188)      (11,227)
-------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) investing activities........      (50,336)       39,555      (200,012)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Policyholders' deposits to policy account balances..................      309,885       289,654       391,607
     Policyholders' withdrawals from policy account balances.............     (366,439)     (409,975)     (371,878)
     Dividends to stockholders...........................................      (73,723)      (71,496)      (69,377)
-------------------------------------------------------------------------------------------------------------------
              Net cash used in financing activities......................     (130,277)     (191,817)      (49,648)
-------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH..........................................       (7,852)       16,731        (8,048)
     Cash:
         Beginning of the year...........................................       22,228         5,497        13,545
-------------------------------------------------------------------------------------------------------------------
         End of the year.................................................    $  14,376     $  22,228     $   5,497
===================================================================================================================

See accompanying notes to consolidated financial statements.

(1)  NATURE OF OPERATIONS

American National Insurance Company (American National) is a multiple line insurance company offering a broad line of insurance coverages, including individual and group life, health, and annuities; personal lines property and casualty; and credit insurance. In addition, through its subsidiaries, American National offers mutual funds and invests in real estate. The majority (99%) of revenues is generated by the insurance business. With the exception of New York, business is conducted in all states, as well as Puerto Rico, Guam and American Samoa. American National is also authorized to sell its products to American military personnel in Western Europe and, through subsidiaries, business is conducted in Mexico. Various distribution systems are utilized, including home service, multiple line ordinary, group brokerage, credit, independent third party marketing organizations and direct sales to the public.

American National's insurance subsidiaries are American National Life Insurance Company of Texas (ANTEX), Garden State Life Insurance Company, Standard Life and Accident Insurance Company, American National Property and Casualty Company (ANPAC), American National General Insurance Company (ANGIC), American National Lloyds Insurance Company (ANPAC Lloyds) and American National de Mexico. The major non-insurance subsidiaries are Securities Management and Research, Inc., Comprehensive Investment Services, Inc., Alternative Benefit Management, Inc., ANTAC, Inc. and ANREM Corporation. As part of its investment portfolio, American National also owns interests in unconsolidated affiliates, primarily real estate and equity fund joint ventures and partnerships.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Principles of consolidation and basis of presentation--The consolidated financial statements include the accounts of American National Insurance Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are shown at cost plus equity in undistributed earnings since the dates of acquisition.

The consolidated financial statements have been prepared on the basis of Generally Accepted Accounting Principles (GAAP) which, for the insurance companies, differs from the basis of accounting followed in reporting to insurance regulatory authorities. (See Note 14.)

Certain reclassifications have been made to the 1998 and 1997 financial information to conform to the 1999 presentation.

Use of estimates--The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Recent Accounting Pronouncements

Reporting comprehensive income--Effective January 1, 1998, American National adopted FAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for presenting comprehensive income and its components prominently in the financial statements. The 1997 amounts have been restated to comply with this requirement.

American National has elected to display comprehensive income as part of the consolidated statements of changes in stockholders' equity. Additional information regarding the components of comprehensive income is reported in Note 11.

Disclosures about segments of an enterprise and related information--Effective January 1, 1998, American National adopted FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for presenting information about operating segments in financial statements. The statement requires disclosure of information on operating segments that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of this standard had no effect on American National's financial position or results from operations. The segment disclosures are presented in Note 13. The 1997 amounts have been restated to comply with this requirement.

Pension and other postretirement benefit disclosures--As of December 31, 1998, American National adopted FAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement establishes revised standards for disclosures about pensions and other postretirement benefit plans. The adoption of this new standard had no effect on American National's financial position or results from operations. The retirement benefits disclosures are presented in
Note 15.

Accounting for derivative instruments--FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS No. 137, is effective for all quarters of all fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

American National intends to adopt FAS No. 133, as amended, on January 1, 2001. Management believes that the adoption of FAS No. 133 will not have a significant effect on American National's financial position or results from operations.

Investments

Debt securities--Bonds that are intended to be held-to-maturity are carried at amortized cost. The carrying value of these debt securities is expected to be realized, due to American National's ability and intent to hold these securities until maturity.

Bonds held as available-for-sale are carried at market.

Preferred stocks--All preferred stocks are classified as available-for-sale and are carried at market.

Common stocks--All common stocks are classified as available-for-sale and are carried at market.

Unrealized gains--For all investments carried at market, the unrealized gains or losses (differences between amortized cost and market value), net of applicable federal income taxes, are reflected in stockholders' equity as a component of accumulated other comprehensive income.

Mortgage loans--Mortgage loans on real estate are carried at amortized cost, less allowance for valuation impairments.

The mortgage loan portfolio is closely monitored through the review of loan and property information, such as debt service coverage, annual operating statements and property inspection reports. This information is evaluated in light of current economic conditions and other factors, such as geographic location and property type. As a result of this review, impaired loans are identified and valuation allowances are established. Impaired loans are loans where, based on current information and events, it is probable that American National will be unable to collect all amounts due according to the contractual terms of the loan agreement.

Policy loans--Policy loans are carried at cost.

Investment real estate--Investment real estate is carried at cost, less allowance for depreciation and valuation impairments. Depreciation is measured over the estimated useful lives of the properties (15 to 50 years) using straight-line and accelerated methods.

American National's real estate portfolio is closely monitored through the review of operating information and periodic inspections. This information is evaluated in light of current economic conditions and other factors, such as geographic location and property type. As a result of this review, if there is any indication of an adverse change in the economic condition of a property, a complete cash flow analysis is performed to determine whether or not an impairment allowance is necessary. If a possible impairment is indicated, the fair market value of the property is estimated using a variety of techniques, including cash flow analysis, appraisals and comparison to the values of similar properties. If the book value is greater than the estimated fair market value, an impairment allowance is established.

Short-term investments--Short-term investments (primarily commercial paper) are carried at amortized cost.

Other invested assets--Other invested assets are carried at cost, less allowance for valuation impairments. Valuation allowances for other invested assets are considered on an individual basis in accordance with the same procedures used for investment real estate.

Investment valuation allowances and impairments--Investment valuation allowances are established for other than temporary impairments of mortgage loans, real estate and other assets in accordance with the policies established for each class of asset. The increase in the valuation allowances is reflected in current period income as a realized loss.

Management believes that the valuation allowances are adequate. However, it is possible that a significant change in economic conditions in the near term could result in losses exceeding the amounts established.

Cash and cash equivalents

American National considers cash on-hand and in-banks plus amounts invested in money market funds as cash for purposes of the consolidated statements of cash flows.

Investments in unconsolidated affiliates

These assets are primarily investments in real estate and equity fund joint ventures, and are accounted for under the equity method of accounting.

Property and equipment

These assets consist of buildings occupied by the companies, electronic data processing equipment, and furniture and equipment. These assets are carried at cost, less accumulated depreciation. Depreciation is measured using straight-line and accelerated methods over the estimated useful lives of the assets (3 to 50 years).

Foreign currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other accumulated comprehensive income.

Insurance specific assets and liabilities

Deferred policy acquisition costs--Certain costs of acquiring new insurance business have been deferred. For life, annuity and accident and health business, such costs consist of inspection report and medical examination fees, commissions, related fringe benefit costs and the cost of insurance in force gained through acquisitions. The amount of commissions deferred includes first-year commissions and certain subsequent year commissions that are in excess of ultimate level commission rates.

The deferred policy acquisition costs on traditional life and health products are amortized with interest over the anticipated premium-paying period of the related policies, in proportion to the ratio of annual premium revenue to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. The amount of deferred policy acquisition costs is reduced by a provision for possible inflation of maintenance and settlement expenses in the determination of such amounts by means of grading interest rates.

Costs deferred on universal life, limited pay and investment type contracts are amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality, and surrender charges. The effect on the deferred policy acquisition costs that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated other comprehensive income in consolidated stockholders' equity as of the balance sheet date. It is possible that a change in interest rates could have a significant impact on the deferred policy acquisition costs calculated for these contracts.

Deferred policy acquisition costs associated with property and casualty insurance business consist principally of commissions, underwriting and issue costs. These costs are amortized over the coverage period of the related policies, in relation to premium revenue recognized.

Future policy benefits--For traditional products, liabilities for future policy benefits have been provided on a net level premium method based on estimated investment yields, withdrawals, mortality, and other assumptions that were appropriate at the time that the policies were issued. Estimates used are based on the companies' experience, as adjusted to provide for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from existing assumptions, the estimates are revised for current and future policy issues.

Future policy benefits for universal life and investment-type contracts reflect the current account value before applicable surrender charges. In the near term, it is possible that a change in interest rates could have a significant impact on the values calculated for these contracts.

Recognition of premium revenue and policy benefits

Traditional ordinary life and health--Life and accident and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the life of the policy contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

Annuities--Revenues from annuity contracts represent amounts assessed against contract holders. Such assessments are principally surrender charges and, in the case of variable annuities, administrative fees. Policy account balances for annuities represent the premiums received plus accumulated interest less applicable accumulated administrative fees. It is possible that a change in interest rates could have a significant impact on the values calculated for these contracts.

Universal life and single premium whole life--Revenues from universal life policies and single premium whole life policies represent amounts assessed against policyholders. Included in such assessments are mortality charges, surrender charges actually paid, and earned policy service fees. Policyholder account balances consist of the premiums received plus credited interest, less accumulated policyholder assessments. Amounts included in expense represent benefits in excess of account balances returned to policyholders.

Property and casualty--Property and casualty premiums are recognized as revenue proportionately over the contract period. Policy benefits consist of actual claims and the change in reserves for losses and loss adjustment expenses. The reserves for losses and loss adjustment expenses are estimates of future payments of reported and unreported claims and the related expenses with respect to insured events that have occurred. These reserves are calculated using case basis estimates for reported losses and experience for claims incurred but not reported. These loss reserves are reported net of an allowance for salvage and subrogation. Management believes that American National's reserves have been appropriately calculated, based on available information as of December 31, 1999. However, it is possible that the ultimate liabilities may vary significantly from these estimated amounts.

Participating insurance policies--The allocation of dividends to participating policyowners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums. Participating business comprised approximately 2.6% of the life insurance in force at December 31, 1999 and 5.5% of life premiums in 1999.

Federal income taxes

American National and all but one of its subsidiaries will file a consolidated life/non-life federal income tax return for 1999. Alternative Benefit Management, Inc. files a separate return.

Deferred federal income tax assets and liabilities have been recognized to reflect the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Separate account assets and liabilities

The separate account assets and liabilities represent funds maintained to meet the investment objectives of contract holders who bear the investment risk. The investment income and investment gains and losses from these separate funds accrue directly to the contract holders of the policies supported by the separate accounts. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of American National. The assets of these accounts are carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in this report.

(3)  INVESTMENTS

The amortized cost and estimated market values of investments in held-to-maturity and available-for-sale securities are shown below (in thousands):

                                                                           Gross           Gross          Estimated
                                                         Amortized      Unrealized      Unrealized         Market
December 31, 1999:                                         Cost            Gains          Losses            Value
-------------------------------------------------------------------------------------------------------------------
Debt securities
    Bonds held-to-maturity:
      U.S. Government and agencies.................    $   141,247       $     286      $   (1,891)     $   139,642
      States, and political subdivisions...........         44,624              52          (3,858)          40,818
      Foreign governments..........................        107,250           1,279            (636)         107,893
      Public utilities.............................      1,126,456           4,833         (29,482)       1,101,807
      All other corporate bonds....................      2,118,267          11,476         (70,222)       2,059,521
      Mortgage-backed securities...................         98,942           3,570             (70)         102,442
-------------------------------------------------------------------------------------------------------------------
        Total bonds held-to-maturity...............      3,636,786          21,496        (106,159)       3,552,123
-------------------------------------------------------------------------------------------------------------------
    Bonds available-for-sale:
      U.S. Government and agencies.................         54,506              --            (651)          53,855
      States, and political subdivisions...........         38,538              --          (3,836)          34,702
      Foreign governments..........................         27,469           1,023             (15)          28,477
      Public utilities.............................        184,126           1,728          (2,298)         183,556
      All other corporate bonds....................        552,529           5,477         (20,435)         537,571
-------------------------------------------------------------------------------------------------------------------
        Total bonds available-for-sale.............        857,168           8,228         (27,235)         838,161
-------------------------------------------------------------------------------------------------------------------
    Total debt securities..........................      4,493,954          29,724        (133,394)       4,390,284
-------------------------------------------------------------------------------------------------------------------
Marketable equity securities:
      Preferred stock..............................         39,145           1,287            (680)          39,752
      Common stock.................................        551,064         413,522          (1,249)         963,337
-------------------------------------------------------------------------------------------------------------------
      Total marketable equity securities...........        590,209         414,809          (1,929)       1,003,089
-------------------------------------------------------------------------------------------------------------------
Total investments in securities....................    $ 5,084,163       $ 444,533      $ (135,323)     $ 5,393,373
===================================================================================================================

                                                                           Gross           Gross          Estimated
                                                         Amortized      Unrealized      Unrealized         Market
December 31, 1998:                                         Cost            Gains          Losses            Value
-------------------------------------------------------------------------------------------------------------------
Debt securities
    Bonds held-to-maturity:
      U.S. Government and agencies.................      $ 166,206       $   5,503       $      --      $   171,709
      States, and political subdivisions...........         39,427             692             (24)          40,095
      Foreign governments..........................        106,924           9,436               --         116,360
      Public utilities.............................      1,210,677          73,784            (135)       1,284,326
      All other corporate bonds....................      1,914,950         132,731            (491)       2,047,190
      Mortgage-backed securities...................        127,790           8,344              (1)         136,133
-------------------------------------------------------------------------------------------------------------------
        Total bonds held-to-maturity...............      3,565,974         230,490            (651)       3,795,813
-------------------------------------------------------------------------------------------------------------------
    Bonds available-for-sale:
      U.S. Government and agencies.................         71,579           1,368              --           72,947
      Foreign governments..........................         42,780           4,758              --           47,538
      Public utilities.............................        230,534          16,738              --          247,272
      All other corporate bonds....................        328,132          25,310            (381)         353,061
-------------------------------------------------------------------------------------------------------------------
        Total bonds available-for-sale.............        673,025          48,174            (381)         720,818
-------------------------------------------------------------------------------------------------------------------
    Total debt securities..........................      4,238,999         278,664          (1,032)       4,516,631
-------------------------------------------------------------------------------------------------------------------
Marketable equity securities:
      Preferred stock..............................         39,264           2,427             (27)          41,664
      Common stock.................................        619,197         473,099         (40,370)       1,051,926
-------------------------------------------------------------------------------------------------------------------
      Total marketable equity securities...........        658,461         475,526         (40,397)       1,093,590
-------------------------------------------------------------------------------------------------------------------
Total investments in securities....................    $ 4,897,460       $ 754,190       $ (41,429)     $ 5,610,221
===================================================================================================================

Debt Securities--The amortized cost and estimated market value, by contractual maturity of debt securities at December 31, 1999, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Bonds Held-to-Maturity         Bonds Available-for-Sale
-------------------------------------------------------------------------------------------------------------------
                                                                          Estimated                       Estimated
                                                          Amortized         Market          Amortized       Market
                                                            Cost             Value            Cost           Value
-------------------------------------------------------------------------------------------------------------------
Due in one year or less.............................    $    56,902      $    57,441      $      --       $      --
Due after one year through five years...............        963,942          958,745        319,676         322,278
Due after five years through ten years..............      2,470,818        2,391,315        485,431         468,007
Due after ten years.................................         46,182           42,180         52,061          47,876
-------------------------------------------------------------------------------------------------------------------
                                                          3,537,844        3,449,681        857,168         838,161
Without single maturity date........................         98,942          102,442             --              --
-------------------------------------------------------------------------------------------------------------------
                                                        $ 3,636,786      $ 3,552,123      $ 857,168       $ 838,161
===================================================================================================================

Proceeds from sales of investments in securities classified as available-for-sale (bonds and stocks) totaled $466,899,000 for 1999. Gross gains of $148,762,000 and gross losses of $6,043,000 were realized on those sales. Included in the proceeds from sales of available-for-sale securities are $33,813,000 of proceeds from the sale of bonds that had been reclassified from bonds held-to-maturity. The bonds had been reclassified due to evidence of a significant deterioration in the issuer's creditworthiness. The net gain from the sale of these bonds was $5,314,000.

Proceeds from sales of investments in securities classified as available-for-sale (bonds and stocks) totaled $317,556,000 for 1998. Gross gains of $71,935,000 and gross losses of $36,975,000 were realized on those sales. Included in the proceeds from sales of available-for-sale securities are $40,454,000 of proceeds from the sale of bonds that had been reclassified from bonds held-to-maturity. The bonds had been reclassified due to evidence of a significant deterioration in the issuer's creditworthiness. The net gain from the sale of these bonds was $1,073,000.

Proceeds from sales of investments in securities classified as available-for-sale (bonds and stocks) were $331,679,000 for 1997. Gross gains of $118,985,000 and gross losses of $12,301,000 were realized on those sales.

Bonds were called or otherwise redeemed by the issuers during 1999, which resulted in proceeds of $163,596,000 from the disposal. Gross gains of $688,000 were realized on those disposals. Bonds were called by the issuers during 1998, which resulted in proceeds of $89,205,000 from the disposal. Gross gains of $747,000 were realized on those disposals. Bonds were called by the issuers during 1997, which resulted in proceeds from the disposal of $11,442,000. Gross gains of $531,000 were realized on those disposals.

All gains and losses were determined using specific identification of the securities sold.

Unrealized gains on securities--Unrealized gains on marketable equity securities and bonds available-for-sale, presented in the stockholder's equity section of the consolidated statements of financial position, are net of deferred tax liabilities of $137,222,000, $160,912,000 and $166,062,000 for 1999, 1998 and
1997, respectively.

The change in the net unrealized gains on investments for the years ended December 31 are summarized as follows (in thousands):

                                                                             1999           1998           1997
-----------------------------------------------------------------------------------------------------------------
Bonds available-for-sale...............................................  $ (66,800)       $ 10,482       $ 13,391
Preferred stocks.......................................................     (1,793)            969            352
Common stocks..........................................................    (20,456)        124,921         71,152
Amortization of deferred policy acquisition costs......................     21,028          (8,229)        (3,863)
-----------------------------------------------------------------------------------------------------------------
                                                                           (68,021)        128,143         81,032
Provision for federal income taxes.....................................     23,693         (44,850)       (28,501)
-----------------------------------------------------------------------------------------------------------------
                                                                         $ (44,328)       $ 83,293       $ 52,531
=================================================================================================================

Mortgage loans--In general, mortgage loans are secured by first liens on income-producing real estate. The loans are expected to be repaid from the cash flows or proceeds from the sale of real estate. American National generally allows a maximum loan-to-collateral-value ratio of 75% to 90% on newly funded mortgage loans. As of December 31, 1999, mortgage loans have both fixed rates from 5.75% to 12.25% and variable rates from 6.39% to 10.25%. The majority of the mortgage loan contracts require periodic payments of both principal and interest, and have amortization periods of 5 to 33 years.

American National has investments in first lien mortgage loans on real estate with carried values of $1,033,330,000 and $1,025,683,000 at December 31, 1999
and 1998, respectively. Problem loans, on which valuation allowances were established, totaled $41,446,000 and $43,049,000 at December 31, 1999 and 1998,
respectively.

Policy loans--All of the Company's policy loans carried interest rates ranging from 5% to 8% at December 31, 1999.

Investment income and realized gains (losses)--Investment income and realized gains (losses) from disposals of investments, before federal income taxes, for the years ended December 31 are summarized as follows (in thousands):

                                                                                            Gains (Losses) from
                                                         Investment Income               Disposals of Investments
--------------------------------------------------------------------------------------------------------------------
                                                   1999         1998       1997        1999         1998        1997
--------------------------------------------------------------------------------------------------------------------
Bonds.......................................... $ 318,898   $ 317,481   $ 303,426   $  (5,327)  $   2,614  $     530
Preferred stocks...............................     2,599       2,584       3,173      (1,212)          1         21
Common stocks..................................    16,284      16,774      18,977     149,946      33,092    106,662
Mortgage loans.................................    98,111      97,871     109,165       1,206       1,248     (1,277)
Real estate....................................    65,027      80,138      84,344       6,417       1,338     (5,977)
Other invested assets..........................    36,819      29,123      26,872       2,793       (564)        (83)
Investment in unconsolidated affiliates........        --          --          --         --          29         (79)
--------------------------------------------------------------------------------------------------------------------
                                                  537,738     543,971     545,957     153,823     37,758      99,797
Investment expenses............................   (63,789)    (68,729     (73,062)         --         --          --
Decrease (increase) in valuation allowances....        --          --          --      (4,762)    12,010       3,523
--------------------------------------------------------------------------------------------------------------------
                                                $ 473,949   $ 475,242   $ 472,895   $ 149,061   $ 49,768   $ 103,320
====================================================================================================================

(4)  OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK ON INVESTMENTS

To ensure a well-diversified investment portfolio, American National employs a strategy to invest funds at the highest possible rate of return commensurate with sound and prudent underwriting practices.

Bonds:

American National's bond portfolio is of high investment quality and is diversified. The bond portfolio distributed by quality rating at December 31 is summarized as follows:

                                                                                                  1999        1998
------------------------------------------------------------------------------------------------------------------
AAA...........................................................................................      8%          9%
AA............................................................................................     14%         14%
A.............................................................................................     57%         55%
BBB and below.................................................................................     21%         22%
------------------------------------------------------------------------------------------------------------------
                                                                                                  100%        100%
==================================================================================================================

Common stock:

American National's stock portfolio by market sector distribution at December 31 is summarized as follows:

                                                                                                  1999        1998
------------------------------------------------------------------------------------------------------------------
Basic materials...............................................................................      4%          4%
Capital goods.................................................................................      7%          7%
Consumer goods................................................................................     20%         18%
Energy........................................................................................      7%          5%
Finance.......................................................................................     10%         11%
Technology....................................................................................     24%         16%
Health care...................................................................................     10%         24%
Miscellaneous.................................................................................     12%         10%
Mutual funds..................................................................................      6%          5%
------------------------------------------------------------------------------------------------------------------
                                                                                                  100%        100%
==================================================================================================================

Mortgage loans and investment real estate:

American National invests primarily in the commercial sector in areas that offer the potential for property value appreciation. Generally, mortgage loans are secured by first liens on income-producing real estate.

Mortgage loans and investment real estate by property type distribution at December 31 are summarized as follows:

                                                                              Mortgage               Investment
                                                                                Loans                Real Estate
------------------------------------------------------------------------------------------------------------------
                                                                           1999       1998        1999        1998
------------------------------------------------------------------------------------------------------------------
Office buildings.......................................................     17%        21%         15%         19%
Shopping centers.......................................................     52%        56%         42%         41%
Commercial.............................................................      4%         3%          5%          7%
Apartments.............................................................      1%         1%          3%          3%
Hotels/motels..........................................................      6%         3%         13%         16%
Industrial.............................................................     16%        13%         21%         13%
Other..................................................................      4%         3%          1%          1%
------------------------------------------------------------------------------------------------------------------
                                                                           100%       100%        100%        100%
------------------------------------------------------------------------------------------------------------------

American National has a diversified portfolio of mortgage loans and real estate properties. Mortgage loans and real estate investments by geographic distribution at December 31 are as follows:

                                                                              Mortgage               Investment
                                                                                Loans                Real Estate
------------------------------------------------------------------------------------------------------------------
                                                                           1999       1998        1999        1998
------------------------------------------------------------------------------------------------------------------
New England............................................................      9%         9%          -           -
Middle Atlantic........................................................     16%        13%          -           -
East North Central.....................................................     10%        12%         18%         11%
West North Central.....................................................      3%         3%         17%          9%
South Atlantic.........................................................     19%        19%          7%          8%
East South Central.....................................................      1%         1%         13%         15%
West South Central.....................................................     25%        21%         36%         42%
Mountain...............................................................      7%         9%          3%          7%
Pacific................................................................     10%        13%          6%          8%
------------------------------------------------------------------------------------------------------------------
                                                                           100%       100%        100%        100%
==================================================================================================================

For discussion of other off-balance sheet risks, see Note 5.

(5)  FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated market values of financial instruments have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange, or the amounts that may ultimately be realized. The use of different market assumptions or estimating methodologies could have a material effect on the estimated market values.

Debt securities:
The estimated market values for bonds represent quoted market values from published sources or bid prices obtained from securities dealers.

Marketable equity securities:
Market values for preferred and common stocks represent quoted market prices obtained from independent pricing services.

Mortgage loans:
The market value for mortgage loans is estimated using discounted cash flow analyses based on interest rates currently being offered for comparable loans. Loans with similar characteristics are aggregated for purposes of the analyses.

Policy loans:
The carrying amount for policy loans approximates their market value.

Short-term investments:
The carrying amount for short-term investments approximates their market value.

Investment contracts:
The market value of investment contract liabilities is estimated using a discounted cash flow model, assuming the companies' current interest rates on new products. The carrying value for these contracts approximates their market value.

Investment commitments:
American National's investment commitments are all short-term in duration, and the market value was not significant at December 31, 1999 or 1998.

Values:
The carrying amounts and estimated market values of financial instruments at December 31 are as follows (in thousands):

                                                                 1999                              1998
-------------------------------------------------------------------------------------------------------------------
                                                                       Estimated                         Estimated
                                                      Carrying          Market          Carrying          Market
                                                       Amount            Value           Amount            Value
-------------------------------------------------------------------------------------------------------------------
Financial assets:
    Bonds:
      Held-to-maturity...........................    $ 3,636,786      $ 3,552,123      $ 3,565,974      $ 3,795,813
      Available-for-sale.........................        838,161          838,161          720,818          720,818
    Preferred stock..............................         39,752           39,752           41,664           41,664
    Common stock.................................        963,337          963,337        1,051,926        1,051,926
    Mortgage loans on real estate................      1,033,330        1,044,146        1,025,683        1,158,033
    Policy loans.................................        293,287          293,287          296,109          296,109
    Short-term investments.......................         95,352           95,352           90,368           90,368
Financial liabilities:
    Investment contracts.........................      1,639,348        1,639,348        1,736,223        1,736,223
-------------------------------------------------------------------------------------------------------------------

(6)  DEFERRED POLICY ACQUISITION COSTS

Deferred policy acquisition costs and premiums for the years ended December 31, 1999, 1998, and 1997 are summarized as follows (in thousands):

                                                          Life        Accident      Property &
                                                        & Annuity     & Health       Casualty           Total
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996........................   $ 624,012      $ 107,192      $   7,819        $ 739,023
---------------------------------------------------------------------------------------------------------------
      Additions.....................................     105,268         21,373         24,336          150,977
      Amortization..................................     (92,830)       (23,553)       (22,327)        (138,710)
      Effect of change in unrealized gains
         on available-for-sale securities...........      (3,863)            --             --           (3,863)
---------------------------------------------------------------------------------------------------------------
   Net change.......................................       8,575         (2,180)         2,009            8,404
   Acquisitions.....................................         752            162             --              914
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997........................     633,339        105,174          9,828          748,341
---------------------------------------------------------------------------------------------------------------
      Additions.....................................      87,660         25,897         25,764          139,321
      Amortization..................................     (98,017)       (26,940)       (24,159)        (149,116)
      Effect of change in unrealized gains
         on available-for-sale securities...........      (8,229)            --             --           (8,229)
---------------------------------------------------------------------------------------------------------------
   Net change.......................................     (18,586)        (1,043)         1,605          (18,024)
   Acquisitions.....................................         782            604             --            1,386
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998........................     615,535        104,735         11,433          731,703
---------------------------------------------------------------------------------------------------------------
      Additions.....................................      82,708         25,315         29,550          137,573
      Amortization..................................     (87,701)       (21,263)       (26,421)        (135,385)
      Effect of change in unrealized gains
         on available-for-sale securities...........      21,028             --             --           21,028
---------------------------------------------------------------------------------------------------------------
   Net change.......................................      16,035          4,052          3,129           23,216
   Acquisitions.....................................       3,652            225             --            3,877
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999........................   $ 635,222      $ 109,012      $  14,562      $   758,796
===============================================================================================================
1999 premiums.......................................   $ 342,030      $ 396,072      $ 392,576      $ 1,130,678
===============================================================================================================
1998 premiums.......................................   $ 340,286      $ 393,602      $ 354,820      $ 1,088,708
===============================================================================================================
1997 premiums.......................................   $ 348,973      $ 378,621      $ 312,987      $ 1,040,581
===============================================================================================================

Commissions comprise the majority of the additions to deferred policy acquisition costs for each year.

Acquisitions relate to the purchase of various insurance portfolios under assumption reinsurance agreements.

(7)  FUTURE POLICY BENEFITS AND POLICY ACCOUNT BALANCES

Life insurance:
Assumptions used in the calculation of future policy benefits or policy account balances for individual life policies are as follows:

                                                                                                        Percentage of
                                                                                                        Future Policy
Policy Issue                                             Interest                                            Benefits
Year                                                       Rate                                             So Valued
-----------------------------------------------------------------------------------------------------------------------
Ordinary--
1996-1999         7.5% for years 1 through 5, graded to 5.5% at the end of year 25, and level thereafter          3%
1981-1995         8% for years 1 through 5, graded to 6% at the end of year 25, and level thereafter             18%
1976-1981         7% for years 1 through 5, graded to 5% at the end of year 25, and level thereafter             15%
1972-1975         6% for years 1 through 5, graded to 4% at the end of year 25, and level thereafter              6%
1969-1971         6% for years 1 through 5, graded to 3.5% at the end of year 30, and level thereafter            5%
1962-1968         4.5% for years 1 through 5, graded to 3.5% at the end of year 15, and level thereafter          9%
1948-1961         4% for years 1 through 5,graded to 3.5% at the end of year 10, and level thereafter             9%
1947 and prior    Statutory rates of 3% or 3.5%                                                                   1%

Industrial--
1948-1967         4% for years 1 through 5, graded to 3.5% at the end of year 10, and level thereafter            4%
1947 and prior    Statutory rates of 3%                                                                           4%

Universal Life    Future policy benefits for universal life are equal to the current account value               26%
-----------------------------------------------------------------------------------------------------------------------
                                                                                                                100%
=======================================================================================================================

Future policy benefits for group life policies have been calculated using a level interest rate of 4%. Mortality and withdrawal assumptions are based on American National's experience.

Annuities:
Fixed annuities included in future policy benefits are calculated using a level interest rate of 6%. Policy account balances for interest-sensitive annuities are equal to the current gross account balance. Mortality and withdrawal assumptions are based on American National's experience.

Health Insurance:
Interest assumptions used for future policy benefits on health policies are calculated using a level interest rate of 6%. Morbidity and termination assumptions are based on American National's experience.

(8)  LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

Activity in the liability for accident and health, and property and casualty unpaid claims and claim adjustment expenses is summarized as follows (in thousands):

                                                                     1999               1998                1997
-----------------------------------------------------------------------------------------------------------------
Balance at January 1..........................................   $ 266,832         $ 247,564           $ 222,736
  Less reinsurance recoverables...............................          11             2,567               2,439
-----------------------------------------------------------------------------------------------------------------
Net balance at January 1......................................     266,821           244,997             220,297
-----------------------------------------------------------------------------------------------------------------
Incurred related to:
  Current year................................................     654,222           598,379             513,388
  Prior years.................................................     (16,322)           (6,324)             (1,099)
-----------------------------------------------------------------------------------------------------------------
Total incurred................................................     637,900           592,055             512,289
-----------------------------------------------------------------------------------------------------------------
Paid related to:
  Current year................................................     457,279           411,352             343,333
  Prior years.................................................     169,292           158,879             144,256
-----------------------------------------------------------------------------------------------------------------
Total paid....................................................     626,571           570,231             487,589
-----------------------------------------------------------------------------------------------------------------
Net balance at December 31....................................     278,150           266,821             244,997
  Plus reinsurance recoverables...............................       3,988                11               2,567
-----------------------------------------------------------------------------------------------------------------
Balance at December 31........................................   $ 282,138         $ 266,832           $ 247,564
=================================================================================================================

The balances at December 31 are included in policy and contract claims on the consolidated statements of financial position.

(9)  REINSURANCE

As is customary in the insurance industry, the companies reinsure portions of certain insurance policies they write, thereby providing a greater diversification of risk and managing exposure on larger risks. The maximum amount that would be retained by one company (American National) would be $700,000 individual life, $250,000 individual accidental death, $100,000 group life and $125,000 credit life (total $1,175,000). If individual, group and credit were in force in all companies at the same time, the maximum risk on any one life could be $1,875,000.

The companies remain contingently liable with respect to any reinsurance ceded, and would become actually liable if the assuming companies were unable to meet their obligations under any reinsurance treaties.

To minimize its exposure to significant losses from reinsurer insolvencies, the company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. At December 31, 1999, amounts recoverable from reinsurers with a carrying value of $90,399,000 were associated with various auto dealer credit insurance program reinsurers domiciled in the Caribbean islands of Nevis or the Turks and Caicos Islands. The company holds collateral related to these credit reinsurers totaling $70,918,000. This collateral is in the form of custodial accounts controlled by the company, which can be drawn on for amounts that remain unpaid for more than 120 days. American National believes that the failure of any single reinsurer to meet its obligations would not have a significant effect on its financial position or results of operations.

Premiums, premium-related reinsurance amounts and reinsurance recoveries for the years ended December 31 are summarized as follows (in thousands):

                                                                     1999               1998               1997
-------------------------------------------------------------------------------------------------------------------
Direct premiums.............................................   $ 1,268,129         $ 1,201,189         $ 1,134,615
Reinsurance premiums assumed from other companies...........       110,180              42,403              25,146
Reinsurance premiums ceded to other companies...............      (247,631            (154,884)           (119,180)
-------------------------------------------------------------------------------------------------------------------
Net premiums................................................   $ 1,130,678         $ 1,088,708         $ 1,040,581
===================================================================================================================
Reinsurance recoveries......................................   $   162,863         $    88,240         $    56,535
===================================================================================================================

Life insurance in force and related reinsurance amounts at December 31 are summarized as follows (in thousands):

                                                                     1999               1998               1997
-------------------------------------------------------------------------------------------------------------------
Direct life insurance in force..............................  $ 46,156,190        $ 44,134,974        $ 43,143,187
Reinsurance risks assumed from other companies..............       797,059             713,200             662,171
-------------------------------------------------------------------------------------------------------------------
Total life insurance in force...............................    46,953,249          44,848,174          43,805,358
Reinsurance risks ceded to other companies..................    (9,629,707)         (7,965,042)         (6,985,956)
-------------------------------------------------------------------------------------------------------------------
Net life insurance in force.................................  $ 37,323,542        $ 36,883,132        $ 36,819,402
===================================================================================================================

(10) FEDERAL INCOME TAXES

The federal income tax provisions vary from the amounts computed when applying the statutory federal income tax rate. A reconciliation of the effective tax rate of the companies to the statutory federal income tax rate follows (in thousands, except percentages):

                                                 1999                      1998                       1997
-----------------------------------------------------------------------------------------------------------------
                                         Amount      Rate           Amount      Rate          Amount      Rate
-----------------------------------------------------------------------------------------------------------------
Income tax on pre-tax income.......... $ 136,038     35.00 %      $ 95,861     35.00 %      $ 130,558    35.00 %
Tax-exempt investment income..........    (1,691)    (0.44)           (971)    (0.35)           (383)    (0.10)
Dividend exclusion....................    (3,414)    (0.88)         (5,044)    (1.84)         (3,046)    (0.82)
Exempted losses on sale of assets.....    (4,470)    (1.15)         (9,856)    (3.60)             --        --
Miscellaneous tax credits, net........    (1,467)    (0.38)         (1,467)    (0.54)         (1,238)    (0.33)
Other items, net......................    (2,928)    (0.75)         (2,032)    (0.74)         (1,226)    (0.33)
-----------------------------------------------------------------------------------------------------------------
                                       $ 122,068     31.40 %      $ 76,491     27.93 %     $ 124,665     33.42 %
=================================================================================================================

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and December 31, 1998 are as follows (in thousands):

                                                                                           1999             1998
--------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
-------------------
      Investment in bonds, real estate and other invested assets,
         principally due to investment valuation allowances.......................     $   17,750       $   10,656
      Policyowner funds, principally due to policy reserve discount...............         87,650           78,279
      Policyowner funds, principally due to unearned premium reserve..............         11,219           10,020
      Other assets................................................................          4,689            2,649
--------------------------------------------------------------------------------------------------------------------
   Total gross deferred tax assets................................................        121,308          101,604
      Less valuation allowance....................................................         (3,000)          (3,000)
--------------------------------------------------------------------------------------------------------------------
   Net deferred tax assets........................................................     $  118,308       $   98,604
--------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
------------------------
      Marketable equity securities, principally due to
         net unrealized gains on stock............................................     $ (131,347)      $ (151,396)
      Investment in bonds, principally due to
         accrual of discount on bonds.............................................        (20,941)         (17,390)
      Deferred policy acquisition costs, due to
         difference between GAAP and tax..........................................       (184,217)        (177,057)
      Property, plant and equipment, principally due to
         difference between GAAP and tax depreciation methods.....................         (3,144)         (12,004)
--------------------------------------------------------------------------------------------------------------------
   Net deferred tax liabilities...................................................       (339,649)        (357,847)
--------------------------------------------------------------------------------------------------------------------
Total deferred tax................................................................     $ (221,341)      $ (259,243)
====================================================================================================================

Management believes that a sufficient level of taxable income will be achieved to utilize the net deferred tax assets.

Through 1983, under the provision of the Life Insurance Company Income Tax Act of 1959, life insurance companies were permitted to defer from taxation a portion of their income (within certain limitations) until and unless it is distributed to stockholders, at which time it was taxed at regular corporate tax rates. No provision for deferred federal income taxes applicable to such untaxed income has been made, because management is of the opinion that no distributions of such untaxed income (designated by federal law as "policyholders' surplus") will be made in the foreseeable future. There was no change in the "policyholders' surplus" between December 31, 1998 and December 31, 1999, and the cumulative balance was approximately $63,000,000 at both dates.

Federal income taxes totaling approximately $108,060,000, $111,465,000 and $136,212,000 were paid to the Internal Revenue Service in 1999, 1998 and 1997, respectively. The statute of limitations for the examination of federal income tax returns through 1995 for American National and its subsidiaries by the Internal Revenue Service has expired. All prior year deficiencies have been paid or provided for, and American National has filed appropriate claims for refunds through 1995. In the opinion of management, adequate provision has been made for any tax deficiencies that may be sustained.

(11) COMPONENTS OF COMPREHENSIVE INCOME

The items included in comprehensive income, other than net income, are unrealized gains on available-for-sale securities, unrealized gains on deferred acquisition costs and foreign exchange adjustments.

The details on the unrealized gains included in comprehensive income, and the related tax effects thereon are as follows:

                                                                             Before          Federal       Net of
                                                                             Federal       Income Tax      Federal
                                                                             Income          Expense       Income
                                                                               Tax          (Benefit)        Tax
-------------------------------------------------------------------------------------------------------------------
December 31, 1999
-----------------
Unrealized gains......................................................... $   80,700      $  28,359      $  52,341
Less: reclassification adjustment for
   gains realized in net income..........................................   (148,721)       (52,052)       (96,669)
-------------------------------------------------------------------------------------------------------------------
Net unrealized loss component of
   comprehensive income.................................................. $  (68,021)     $ (23,693)     $ (44,328)
===================================================================================================================

December 31, 1998
-----------------
Unrealized gains......................................................... $  163,103      $  57,086      $ 106,017
Less: reclassification adjustment for
   gains realized in net income..........................................    (34,960)       (12,236)       (22,724)
-------------------------------------------------------------------------------------------------------------------
Net unrealized gains component of
   comprehensive income.................................................. $  128,143      $  44,850      $  83,293
===================================================================================================================

December 31, 1997
-----------------
Unrealized gains......................................................... $  187,501      $  65,625      $ 121,876
Less: reclassification adjustment for
   gains realized in net income..........................................   (106,684)       (37,339)       (69,345)
-------------------------------------------------------------------------------------------------------------------
Net unrealized gains component of
   comprehensive income.................................................. $   80,817      $  28,286      $  52,531
===================================================================================================================

(12) COMMON STOCK AND EARNINGS PER SHARE

American National has only one class of common stock and no preferred stock. At December 31, 1999, 1998 and 1997, American National had 50,000,000 authorized shares of $1.00 par value common stock with 30,832,449 shares issued. At December 31, 1999, treasury shares were 4,274,284, restricted shares were 79,000 and unrestricted shares outstanding were 26,479,165. At December 31, 1998 and 1997 there were no restricted shares, treasury shares were 4,353,284; and total outstanding shares were 26,479,165.

Stock-Based Compensation--During 1999, American National's stockholders approved the "1999 Stock and Incentive Plan." Under this plan, American National can grant Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Performance Rewards, Incentive Awards and any combination of these. The number of shares available for grants under the plan cannot exceed 900,000 shares, and no more than 50,000 shares may be granted to any one individual in any calendar year. Subsequent to the close of 1999, the plan was amended to adjust the grant price of awards made during 1999.

On August 1, 1999, American National granted Stock Appreciation Rights (SAR) on 81,500 shares to selected officers. These SARs were granted at a stated price of $70.50 per share (subsequently amended in 2000 to $57 per share), vest at a rate of 20% per year for 5 years and expire 5 years after the vesting period. None of these SARs were exercisable during 1999, none of them terminated, and all were outstanding at the end of the year.

Also, on August 1, 1999, American National granted Restricted Stock Awards to directors and consultants. A total of 79,000 shares were granted, with 19,000 granted at an exercise price of $70.50 per share (subsequently amended in 2000 to $57 per share), and 60,000 granted at an exercise price of zero. The restrictions on these awards lapse after 10 years, and feature a graded vesting schedule in the case of the retirement of an award holder. All of the Restricted Stock was outstanding at the end of the year.

American National uses a Black-Scholes option pricing model to calculate the fair value and compensation expense for SARs and Restricted Stock Awards, in accordance with FAS No. 123 "Accounting for Stock-Based Compensation." The fair value per share of the SARs and the Restricted Stock Awards that were originally granted at $70.50 per share was zero at December 31, 1999. The fair value of the Restricted Stock Awards granted at a price of zero was $70.50 per share at December 31, 1999. The following assumptions were used in these computations for 1999: dividend yield of 4.5%; expected volatility of 32%; risk-free interest rate of 6.79%; and expected lives of 5 years for the SARs and 10 years for the Restricted Stock Awards. Compensation expense calculated for 1999 on these awards was not material.

The plan amendment made in February, 2000 will increase compensation expense in the future, but the effect is not material on American National's financial position or results from operations in 1999.

Earnings Per Share--Earnings per share for 1999, 1998 and 1997 were calculated using a weighted average number of shares outstanding of 26,479,165. There were no potentially dilutive items outstanding in 1998 or 1997. In 1999, the average market price, since the grant date of the SARs and Restricted Stock Awards, was less than the exercise price. As a result, diluted earnings per share is equal to the basic earnings per share.

Dividends--American National's payment of dividends to stockholders is restricted by statutory regulations. Generally, the restrictions require life insurance companies to maintain minimum amounts of capital and surplus, and, in the absence of special approval, limit the payment of dividends to statutory net gain from operations on an annual, noncumulative basis. Additionally, insurance companies are not permitted to distribute the excess of stockholders' equity, as determined on a GAAP basis over that determined on a statutory basis.

Generally, the same restrictions on amounts that can transfer in the form of dividends, loans, or advances to the parent company apply to American National's insurance subsidiaries .

At December 31, 1999, approximately $606,699,000 of American National's consolidated stockholders' equity represents net assets of its insurance subsidiaries. Any transfer of these net assets to American National would be subject to statutory restrictions and approval.

(13) SEGMENT INFORMATION

American National and its subsidiaries are engaged principally in the insurance business. Management organizes the business around its marketing distribution channels. Separate management of each segment is required because each business unit is subject to different marketing strategies. There are eight operating segments based on the company's marketing distribution channels.

The operating segments are as follows:

Multiple Line Marketing -- This segment derives its revenues from the sale of individual life, annuity, accident and health, and property and casualty products marketed through American National, ANTEX, ANPAC, ANGIC and ANPAC Lloyds.

Home Service Division -- This segment derives its revenues from the sale of individual life, annuity and accident and health insurance. In this segment, the agent collects the premiums. This segment includes business in the United States and Mexico.

Independent Marketing -- This segment derives its revenues mainly from the sale of life and annuity lines marketed through independent marketing organizations.

Health Division -- This segment derives its revenues primarily from the sale of accident and health insurance plus group life insurance marketed through group brokers and third party marketing organizations.

Senior Age Marketing -- This segment derives its revenues primarily from the sale of Medicare supplement plans, individual life, annuities, and accident and health insurance marketed through Standard Life and Accident Insurance Company.

Direct Marketing -- This segment derives its revenues principally from the sale of individual life insurance, marketed through Garden State Life Insurance Company, using direct selling methods.

Credit Insurance Division -- This segment derives its revenues principally from the sale of credit life and credit accident and health insurance.

Capital and Surplus -- This segment derives its revenues principally from investment instruments.

All Other -- This category comprises segments which are too small to show individually. This category includes non-insurance, reinsurance assumed, and retirement benefits.

All income and expense amounts specifically attributable to policy transactions are recorded directly to the appropriate line of business within each segment. Income and expenses not specifically attributable to policy transactions are allocated to the lines within each segment as follows:

 . Net investment income from fixed income assets (bonds and mortgage loans on real estate) is allocated based on the funds generated by each line at the average yield available from these fixed income assets at the time such funds become available.

 . Net investment income from all other assets is allocated to capital and surplus to arrive at an underwriting gain from operations. A portion of the income allocated to capital and surplus is then re-allocated to the other segments in accordance with the amount of equity invested in each segment.

 . Expenses are allocated to the lines based upon various factors, including premium and commission ratios within the respective operating segments.

 .  Gain or loss on the sale of investments is allocated to capital and surplus.

 . Equity in earnings of unconsolidated affiliates is allocated to the segment that provided the funds to invest in the affiliate.

 . Federal income taxes have been applied to the net earnings of each segment based on a fixed tax rate. Any difference between the amount allocated to the segments and the total federal income tax amount is allocated to capital and surplus.

The following tables summarize net income and various components of net income by operating segment for the years ended December 31, 1999, 1998 and 1997 (in thousands):

                                                                                Gain From
                             Premiums         Net                              Operations    Federal
                                and       Investment                 Equity      Before      Income
                               Other        Income      Expenses       in        Federal       Tax
                              Policy          and          and   Unconsolidated  Income      Expense        Net
                              Revenue   Realized Gains  Benefits   Affiliates     Taxes     (Benefit)     Income
--------------------------------------------------------------------------------------------------------------------
1999
----
Multiple Line Marketing      $  489,263    $  95,821    $  530,321    $    --   $  54,763   $  18,072    $  36,691
Home Service Division           209,033      118,978       263,945         --      64,066      21,142       42,924
Independent Marketing            60,574      118,960       162,052         --      17,482       5,769       11,713
Health Division                 237,446        7,406       256,390         --     (11,538)     (3,808)      (7,730)
Credit Insurance Division        63,262       16,094        65,903         --      13,453       4,439        9,014
Senior Age Marketing            148,368       18,013       162,209         --       4,172       1,377        2,795
Direct Marketing                 26,857        3,734        24,823         --       5,768       1,903        3,865
Capital and Surplus               1,087      211,453           256     12,249     224,533      67,900      156,633
All other                        30,714       32,551        54,976      7,693      15,982       5,274       10,708
--------------------------------------------------------------------------------------------------------------------
                             $1,266,604    $ 623,010    $1,520,875    $19,942   $ 388,681   $ 122,068    $ 266,613
====================================================================================================================

1998
----
Multiple Line Marketing      $  452,146    $  95,063    $  488,842    $    --   $  58,367   $  19,261    $  39,106
Home Service Division           203,976      122,188       252,446         --      73,718      24,327       49,391
Independent Marketing            69,714      122,279       184,655         --       7,338       2,422        4,916
Health Division                 211,249        7,850       240,195         --     (21,096)     (6,962)     (14,134)
Credit Insurance Division        57,727       15,215        61,181         --      11,761       3,881        7,880
Senior Age Marketing            162,161       17,760       169,929         --       9,992       3,297        6,695
Direct Marketing                 26,619        3,588        24,034         --       6,173       2,037        4,136
Capital and Surplus                 982      107,737           761      8,048     116,006      24,390       91,616
All other                        35,081       33,330        56,781         --      11,630       3,838        7,792
--------------------------------------------------------------------------------------------------------------------
                             $1,219,655    $ 525,010    $1,478,824    $ 8,048   $ 273,889   $  76,491    $ 197,398
====================================================================================================================

1997
----
Multiple Line Marketing      $  408,184    $  93,488    $  427,132    $    --   $  74,540   $  24,598    $  49,942
Home Service Division           209,082      122,702       249,127         --      82,657      27,277       55,380
Independent Marketing            70,590      125,636       178,419         --      17,807       5,876       11,931
Health Division                 185,057        7,054       200,797         --      (8,686)     (2,866)      (5,820)
Credit Insurance Division        54,363       14,572        57,847         --      11,088       3,659        7,429
Senior Age Marketing            168,685       23,328       182,914         --       9,099       3,003        6,096
Direct Marketing                 26,615        3,514        26,712         --       3,417       1,128        2,289
Capital and Surplus                   8      159,820         3,430      9,333     165,731      56,258      109,473
All other                        35,066       32,140        49,837         --      17,369       5,732       11,637
--------------------------------------------------------------------------------------------------------------------
                             $1,157,650    $ 582,254    $1,376,215    $ 9,333   $ 373,022   $ 124,665    $ 248,357
====================================================================================================================

There were no significant non-cash items to report. Almost all of the consolidated revenues were derived in the U.S.

Most of the operating segments provide essentially the same types of products. The following table provides revenues within each segment by line of business for the years ended December 31, 1999, 1998 and 1997 (in thousands):

                                                         Total Revenues

                                                     Accident &   Property &                                Total
                              Life         Annuity     Health      Casualty    Credit       All Other     Revenues
--------------------------------------------------------------------------------------------------------------------
1999
----
Multiple Line Marketing      $ 121,753  $   17,637  $    19,736    $ 403,029   $     --    $      --    $   562,155
Home Service Division          283,566       4,576        8,778           --         --           --        296,920
Independent Marketing            8,938     157,569           --           --         --           --        166,507
Health Division                  3,920          --      236,559           --         --           --        240,479
Credit Insurance Division           --          --           --           --     69,007           --         69,007
Senior Age Marketing            31,577       1,692      125,609           --         --           --        158,878
Direct Marketing                29,501         146          427           --         --           --         30,074
Capital and Surplus                 --          --           --           --         --      306,797        306,797
All other                       30,120       1,878        1,709           --         --       25,090         58,797
--------------------------------------------------------------------------------------------------------------------
                             $ 509,375  $  183,498  $   392,818    $ 403,029   $ 69,007    $ 331,887    $ 1,889,614
====================================================================================================================

1998
----
Multiple Line Marketing      $ 121,829  $   16,826  $    20,232    $ 365,369   $     --    $      --    $   524,256
Home Service Division          279,531       4,410        8,793           --         --           --        292,734
Independent Marketing            5,328     173,990           --           --         --           --        179,318
Health Division                  3,802          --      210,622           --         --           --        214,424
Credit Insurance Division           --          --           --           --     63,470           --         63,470
Senior Age Marketing            32,821       1,583      137,889           --         --           --        172,293
Direct Marketing                29,042         165          462           --         --           --         29,669
Capital and Surplus                 --          --           --           --         --      204,991        204,991
All other                       31,996      18,962        1,977           --         --       10,575         63,510
--------------------------------------------------------------------------------------------------------------------
                             $ 504,349  $  215,936  $   379,975    $ 365,369   $ 63,470    $ 215,566    $ 1,744,665
====================================================================================================================

1997
----
Multiple Line Marketing      $ 120,083  $   16,728  $    20,008    $ 323,624   $     --    $      --    $   480,443
Home Service Division          284,698       4,675        9,347           --         --           --        298,720
Independent Marketing            3,525     179,097           --           --         --           --        182,622
Health Division                  3,224          --      184,920           --         --           --        188,144
Credit Insurance Division           --          --           --           --     60,040           --         60,040
Senior Age Marketing            34,583       1,549      147,583           --         --           --        183,715
Direct Marketing                28,901         176          510           --         --           --         29,587
Capital and Surplus                 --          --           --           --         --      254,508        254,508
All other                       33,331      17,684        2,791           --         --        8,319         62,125
--------------------------------------------------------------------------------------------------------------------
                             $ 508,345  $  219,909  $   365,159    $ 323,624   $ 60,040    $ 262,827    $ 1,739,904
====================================================================================================================

The operating segments are supported by the fixed income assets and policy loans. Equity type assets, such as stocks, real estate and other invested assets, are investments of the Capital and Surplus segment. Assets of the non-insurance companies are specifically associated with those companies in the "All other" segment. Any assets not used in support of the operating segments are assigned to Capital and Surplus.

The following table summarizes assets by operating segment for the years ended December 31, 1999, and 1998 (in thousands):

                                                                                       1999               1998
--------------------------------------------------------------------------------------------------------------------
Multiple Line Marketing.........................................................     $ 1,598,043        $ 1,513,396
Home Service Division...........................................................       1,789,073          1,760,415
Independent Marketing...........................................................       1,719,508          1,761,832
Health Division.................................................................         193,018            170,301
Credit Insurance Division.......................................................         387,669            372,787
Senior Age Marketing............................................................         326,163            330,631
Direct Marketing................................................................          82,799             83,759
Capital and Surplus.............................................................       2,400,368          2,232,612
All other.......................................................................         593,885            589,919
--------------------------------------------------------------------------------------------------------------------
                                                                                     $ 9,090,526        $ 8,815,652
====================================================================================================================

The net assets of the Capital and Surplus segment include investments in unconsolidated affiliates. Almost all of American National's assets are located in the U.S.

The amount of each segment item reported is the measure reported to the chief operating decision-maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations are made when preparing the financial statements, and allocations of revenues, expenses and gains or losses have been included when determining reported segment profit or loss.

The reported measures are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements.

The results of the operating segments of the business are affected by economic conditions and customer demands. A portion of American National's insurance business is written through one third-party marketing organization. During 1999, approximately 8% of the total premium revenues and policy account deposits were written through that organization, which is included in the Independent Marketing operating segment. This compares with 11% and 18% in 1998 and 1997, respectively. Of the total business written by this one organization, the majority was annuities.

(14) RECONCILIATION TO STATUTORY ACCOUNTING

American National and its insurance subsidiaries are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from those used to prepare financial statements on the basis of Generally Accepted Accounting Principles.

Reconciliations of statutory net income and capital and surplus, as determined using statutory accounting principles, to the amounts included in the accompanying consolidated financial statements, as of and for the years ended December 31, are as follows (in thousands):

                                                                               1999           1998          1997
-------------------------------------------------------------------------------------------------------------------
Statutory net income of insurance companies...........................  $   159,375    $   155,368     $   207,998
Net gain of non-insurance companies...................................       97,782         15,240           2,592
-------------------------------------------------------------------------------------------------------------------
Combined net income...................................................      257,157        170,608         210,590
Increases (decreases):
   Deferred policy acquisition costs..................................        2,188         (9,795)         12,267
   Policyholder funds.................................................        4,288         18,702           7,963
   Deferred federal income tax benefit................................       10,060          1,216           9,606
   Premiums deferred and other receivables............................       (2,315)           (84)            602
   Gain from sale of investments......................................          416           (292)             79
   Change in interest maintenance reserve.............................       (1,033)         2,773           1,532
   Asset valuation allowances.........................................       (4,762)        12,010           3,524
Other adjustments, net................................................          948          2,336           2,218
Consolidating eliminations and adjustments............................         (334)           (76)            (24)
-------------------------------------------------------------------------------------------------------------------
Net income reported herein............................................  $   266,613    $   197,398     $   248,357
===================================================================================================================
                                                                               1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
Statutory capital and surplus of insurance companies..................  $ 2,377,589    $ 2,163,593     $ 2,011,016
Stockholders equity of non-insurance companies........................      523,550        524,630          77,725
-------------------------------------------------------------------------------------------------------------------
Combined capital and surplus..........................................    2,901,139      2,688,223       2,088,741
Increases (decreases):
   Deferred policy acquisition costs..................................      758,796        731,703         748,341
   Policyholder funds.................................................      159,394        154,445         135,262
   Deferred federal income taxes......................................     (221,341)      (259,243)       (215,606)
   Premiums deferred and other receivables............................      (80,453)       (78,139)        (77,629)
   Reinsurance in "unauthorized companies"............................       37,376         38,748          34,010
   Statutory asset valuation reserve..................................      370,191        344,926         370,102
   Statutory interest maintenance reserve.............................        9,729         10,762           7,989
   Asset valuation allowances.........................................      (38,285)       (28,489)        (44,899)
   Investment market value adjustments................................       (9,556)        48,656          39,050
Non-admitted assets and other adjustments, net........................      158,876        173,877         135,680
Consolidating eliminations and adjustments............................     (982,720)      (910,857)       (515,624)
-------------------------------------------------------------------------------------------------------------------
Stockholders' equity reported herein..................................  $ 3,063,146    $ 2,914,612     $ 2,705,417
===================================================================================================================

In accordance with various government and state regulations, American National and its insurance subsidiaries had bonds with an amortized value of $74,543,000 on deposit with appropriate regulatory authorities.

(15) RETIREMENT BENEFITS

American National and its subsidiaries have one tax-qualified pension plan, which has three separate programs. One of the programs is contributory and covers home service agents and managers. The other two programs are noncontributory, with one covering salaried and management employees and the other covering home office clerical employees subject to a collective bargaining agreement. The program covering salaried and management employees provides pension benefits that are based on years of service and the employee's compensation during the five years before retirement. The programs covering hourly employees and agents generally provide benefits that are based on the employee's career average earnings and years of service.

American National also sponsors for key executives two non-tax-qualified pension plans that restore benefits that would otherwise be curtailed by statutory limits on qualified plan benefits.

The companies' funding policy for the pension plans is to make annual contributions in accordance with the minimum funding standards of the Employee Retirement Income Security Act of 1974. The unfunded plans will be funded out of general corporate assets when necessary.

Actuarial computations of pension expense (before income taxes) produced a pension debit of $3,954,000 for 1999 and $3,051,000 for 1998 and $2,474,000 for
1997.

The pension debit is made up of the following (in thousands):

                                                                                  1999          1998         1997
---------------------------------------------------------------------------------------------------------------------
Service cost--benefits earned during period..................................  $  5,833      $  5,629     $   5,402
Interest cost on projected benefit obligation................................     8,175         7,661         7,221
Expected return on plan assets...............................................    (8,946)       (8,887)       (8,795)
Amortization of past service cost............................................       534           473           490
Amortization of transition asset.............................................    (2,619)       (2,619)       (2,619)
Amortization of actuarial loss...............................................       977           794           775
---------------------------------------------------------------------------------------------------------------------
      Total pension debit....................................................  $  3,954      $  3,051     $   2,474
=====================================================================================================================

The following table sets forth the funded status and amounts recognized in the consolidated statements of financial position at December 31 for the companies' pension plans.

Actuarial present value of benefit obligation:

                                                                     1999                           1998
--------------------------------------------------------------------------------------------------------------------
                                                            Assets         Accumulated     Assets        Accumulated
                                                            Exceed          Benefits       Exceed         Benefits
                                                          Accumulated        Exceed      Accumulated       Exceed
                                                           Benefits          Assets       Benefits         Assets
--------------------------------------------------------------------------------------------------------------------
Vested benefit obligation..............................    $ (72,591)     $ (24,781)     $ (76,916)      $ (19,136)
====================================================================================================================
Accumulated benefit obligation.........................    $ (75,578)     $ (24,781)     $ (79,405)      $ (19,136)
====================================================================================================================
Projected benefit obligation...........................    $ (91,897)     $ (27,189)     $ (96,812)      $ (26,340)
====================================================================================================================
Plan assets at fair value (long-term securities).......      130,363             --        137,543              --
====================================================================================================================
Funded status:
   Plan assets in excess of projected
      benefit obligation...............................       38,466        (27,189)        40,731         (26,340)
   Unrecognized net loss...............................        1,981          1,554          2,341           3,729
   Prior service cost not yet recognized
      in periodic pension cost.........................           --            497             --           1,028
   Unrecognized net transition asset at
      January 1 being recognized over 15 years.........       (5,239)            --         (7,858)             --
--------------------------------------------------------------------------------------------------------------------
Accrued pension cost included in
   other assets or other liabilities...................    $  35,208      $ (25,138)     $  35,214       $ (21,583)
====================================================================================================================

Assumptions used at December 31:                                                                1999         1998
-------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate on benefit obligation.......................................     7.30%         6.50%
Rate of increase in compensation levels....................................................     4.80%         4.80%
Expected long-term rate of return on plan assets...........................................     7.00%         7.00%

Other Benefits

Under American National and its subsidiaries' various group benefit plans for active employees, a $2,500 paid-up life insurance certificate is provided upon retirement for eligible participants who meet certain age and length of service requirements.

American National has one retiree health benefit plan for retirees of all companies in the consolidated group, with the exception of Standard Life and Accident Insurance Company (Standard). The retirees of Standard are covered under a separate health plan. Participation in either of these plans is limited to current retirees and their dependents and those employees and their dependents who met certain age and length of service requirements as of December 31, 1993. No new participants will be added to these plans in the future.

The retiree health benefit plans provide major medical benefits for participants under the age of 65 and Medicare supplemental benefits for those over 65. Prescription drug benefits are provided to both age groups. The plans are contributory, with the company's contribution limited to $80 per month for retirees and spouses under the age of 65 and $40 per month for retirees and spouses over the age of 65. All additional contributions necessary, over the amount to be contributed by the companies, are to be contributed by the retirees.

The accrued post-retirement benefit obligation, included in other liabilities, was $13,221,000 and $12,989,000 at December 31, 1999 and 1998, respectively.
These amounts were approximately equal to the unfunded accumulated post-retirement benefit obligation. Since the companies' contributions to the cost of the retiree benefit plans are fixed, the health care cost trend rate will have no effect on the future expense or the accumulated post-retirement benefit obligation.

(16) COMMITMENTS AND CONTINGENCIES

Commitments--American National and its subsidiaries lease insurance sales office space in various cities. The long-term lease commitments at December 31, 1999 were approximately $6,356,000.

In the ordinary course of their operations, the companies also had commitments outstanding at December 31, 1999 to purchase, expand or improve real estate, and to fund mortgage loans aggregating $96,000,000, all of which are expected to be funded in 2000. As of December 31, 1999, all of the mortgage loan commitments have interest rates that are fixed.

Contingencies--The companies are defendants in various lawsuits concerning alleged failure to honor certain loan commitments, alleged breach of certain agency and real estate contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and other litigation arising in the ordinary course of operations. Certain of these lawsuits include claims for compensatory and punitive damages. After reviewing these matters with legal counsel, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the companies' consolidated financial position or results of operations. However, these lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors,

American National Insurance Company:

We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of American National Insurance Company and subsidiaries included in this registration statement and have issued our report thereon dated February 11, 2000. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas

February 11, 2000

             American National Insurance Company and Subsidiaries

SCHEDULE I - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                (IN THOUSANDS)

                               December 31, 1999

                Column A                                   Column B         Column C         Column D

                                                                                          Amount at Which
                                                                               Market       Shown in the
Type of Investment                                          Cost  (a)           Value       Balance Sheet
-------------------------------------------------------------------------------------------------------------------
 Fixed Maturities:
   Bonds Held-to-Maturity:
     United States Government and government
      agencies and authorities                            $   141,247       $   139,642      $   141,247
     States, municipalities and political subdivisions         44,624            40,818           44,624
     Foreign governments                                      107,250           107,893          107,250
     Public utilities                                       1,126,456         1,101,807        1,126,456
     All other corporate bonds                              2,217,209         2,161,963        2,217,209
   Bonds Available-for-Sale:
     United States Government and government agencies
      and authorities                                          54,506            53,855           53,855
     States, municipalities and political subdivisions         38,538            34,702           34,702
     Foreign governments                                       27,469            28,477           28,477
     Public utilities                                         184,125           183,556          183,556
     All other corporate bonds                                552,529           537,571          537,571
   Redeemable preferred stock                                  39,145            39,752           39,752
-------------------------------------------------------------------------------------------------------------------
     Total fixed maturities                                 4,533,098         4,430,036        4,514,699
-------------------------------------------------------------------------------------------------------------------
 Equity Securities:
   Common stocks:
     Public utilities                                          10,669             9,420            9,420
     Banks, trust and insurance companies                      59,822            82,739           82,739
     Industrial, miscellaneous and all other                  480,573           871,178          871,178
-------------------------------------------------------------------------------------------------------------------
     Total equity securities                                  551,064           963,337          963,337
-------------------------------------------------------------------------------------------------------------------

 Mortgage loans on real estate                              1,033,330            XXXXXX        1,033,330
 Investment real estate                                       242,801            XXXXXX          242,801
 Real estate acquired in satisfaction of debt                   8,728            XXXXXX            8,728
 Policy loans                                                 293,287            XXXXXX          293,287
 Other long-term investments                                  102,001            XXXXXX          102,001
 Short-term investments                                        95,352            XXXXXX           95,352
-------------------------------------------------------------------------------------------------------------------
     Total investments                                    $ 6,859,661            XXXXXX      $ 7,253,535
===================================================================================================================

(a) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and valuation write-downs and adjusted for amortization of premiums or accrual of discounts.

             American National Insurance Company and Subsidiaries
              SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
                                (IN THOUSANDS)

Column A                     Column B      Column C     Column D     Column E     Column F     Column G          Column H
--------                     --------      --------     --------     --------     --------     --------          --------
                                         Future Policy                                                           Benefits,
                             Deferred      Benefits,               Other Policy                               Claims, Losses
                              Policy    Losses, Claims              Claims and                    Net               and
                            Acquisition    and Loss     Unearned     Benefits      Premium    Investment        Settlement
Segment                        Costs       Expenses     Premiums      Payable      Revenue    Income (a)         Expenses
------------------------------------------------------------------------------------------------------------------------------
1999
----
Multiple Line Marketing     $ 126,950    $ 867,916    $ 239,825    $ 201,544     $441,299     $  95,820         $ 375,364
Home Service                  233,883     1,419,161       5,060       30,171      189,449       119,065           118,638
Independent Marketing         161,578     1,562,493          21       11,302       36,729       118,961            30,575
Health Insurance               18,658       22,612       14,121       91,518      223,638         7,398           165,525
Credit Insurance               65,801           --      235,200       45,074       55,294        16,094            21,859
Senior Age Marketing           76,359      160,815       35,908       41,321      149,142        18,021           111,573
Direct Marketing               33,656       43,911          291        3,934       25,929         3,734            14,584
Capital and Surplus                --           --           --           --           --        62,305                --
All other                      41,911      330,137          394        5,403        9,198        32,551            28,024
------------------------------------------------------------------------------------------------------------------------------
  Total                     $ 758,796    $4,407,045   $ 530,820    $ 430,267     $1,130,678   $ 473,949         $ 866,142
==============================================================================================================================
1998
----
Multiple Line Marketing     $ 115,981    $ 857,532    $ 200,675    $ 183,998     $406,317     $  95,063         $ 343,841
Home Service                  230,216     1,396,059       4,630       27,640      183,189       122,188           114,292
Independent Marketing         156,334     1,603,818           5       11,214       40,535       122,279            26,903
Health Insurance               16,087       22,092       11,999       69,186      210,502         7,849           158,388
Credit Insurance               61,575           --      229,371       42,803       50,391        15,215            22,942
Senior Age Marketing           75,818      154,625       36,525       37,776      162,060        17,760           116,297
Direct Marketing               31,392       41,992          266        8,228       25,588         3,589            13,626
Capital and Surplus                --           --           --           --           --        57,969                --
All other                      44,300      337,701          437        5,330       10,126        33,330            32,310
-------------------------------------------------------------------------------------------------------------------------------
  Total                     $ 731,703    $4,413,819   $ 483,908    $ 386,175     $1,088,708   $ 475,242         $ 828,599
===============================================================================================================================
1997
----
Multiple Line Marketing     $ 111,679    $ 845,232    $ 157,908    $ 168,600     $365,628     $  92,488         $ 296,468
Home Service                  230,827     1,374,110       5,715       30,404      187,237       122,702           117,592
Independent Marketing         176,548     1,703,279          --       11,736       45,649       125,636            16,264
Health Insurance               14,201       22,860        7,381       52,481      184,409         7,054           141,645
Credit Insurance               60,585           --      222,643       40,967       47,483        14,572            22,308
Senior Age Marketing           77,475      148,391       41,217       36,145      173,626        18,288           124,409
Direct Marketing               30,126       40,888          285        4,008       25,385         3,514            16,677
Capital and Surplus                --           --           --           --           --        56,500                --
All other                      46,900      342,380          596        4,851       11,164        32,141            25,755
------------------------------------------------------------------------------------------------------------------------------
  Total                     $ 748,341    $4,477,140   $ 435,745    $ 349,192     $1,040,581   $ 472,895         $ 761,118
==============================================================================================================================

                                           Column I           Column J             Column K
                                           --------           --------             --------
                                         Amortization
                                          of Deferred
                                            Policy              Other
                                          Acquisition         Operating            Premiums
Segment                                      Costs             Expenses (b)        Written
--------------------------------------------------------------------------------------------------
1999
----
Multiple Line Marketing                 $  39,863              $  84,284            $404,817
Home Service                               27,921                 94,825                  --
Independent Marketing                      33,419                 17,089                  --
Health Insurance                           21,475                 67,902                  --
Credit Insurance                            6,209                 37,834                  --
Senior Age Marketing                        3,039                 43,751                  --
Direct Marketing                            3,459                  5,179                  --
Capital and Surplus                            --                    225                  --
All other                                      --                 20,767                  --
--------------------------------------------------------------------------------------------------
  Total                                 $ 135,385              $ 371,856            $404,817
==================================================================================================
1998
----
Multiple Line Marketing                 $  37,772              $  81,041            $373,506
Home Service                               34,149                 83,438                  --
Independent Marketing                      25,940                 29,219                  --
Health Insurance                           14,119                 68,437                  --
Credit Insurance                           21,100                 17,680                  --
Senior Age Marketing                        5,696                 44,816                  --
Direct Marketing                            3,787                  4,817                  --
Capital and Surplus                            --                 (1,200)                 --
All other                                   6,553                 11,074                  --
--------------------------------------------------------------------------------------------------
  Total                                 $ 149,116              $ 339,322            $373,506
==================================================================================================
1997
----
Multiple Line Marketing                 $  35,310              $  71,153            $326,789
Home Service                               32,016                 81,724                  --
Independent Marketing                      26,135                 10,677                  --
Health Insurance                            9,618                 50,917                  --
Credit Insurance                           19,016                 16,524                  --
Senior Age Marketing                        6,326                 53,533                  --
Direct Marketing                            3,795                  3,808                  --
Capital and Surplus                            --                 (1,610)                 --
All other                                   6,494                  8,696                  --
--------------------------------------------------------------------------------------------------
  Total                                 $ 138,710              $ 295,422            $326,789
==================================================================================================

(a) Net investment income from fixed income assets (bonds and mortgage loans on real estate) is allocated to insurance lines based on the funds generated by each line at the average yield available from these fixed income assets at the time such funds become available. Net investment income from policy loans is allocated to the insurance lines according to the amount of loans made by each line. Net investment income from all other assets is allocated to the insurance lines as necessary to support the equity assigned to that line with the remainder allocated to capital & surplus.

(b) Identifiable commissions and expenses are charged directly to the appropriate line of business. The remaining expenses are allocated to the lines based upon various factors including premium and commission ratios within the respective lines.

             American National Insurance Company and Subsidiaries

                           SCHEDULE IV - REINSURANCE
                                (IN THOUSANDS)

Column A                               Column B         Column C         Column D         Column E     Column F

                                                        Ceded to          Assumed                    Percentage of
                                         Gross            Other         from Other           Net    Amount Assumed
                                        Amount          Companies        Companies         Amount       to Net
--------------------------------------------------------------------------------------------------------------------------
1999
----
 Life insurance in force           $ 46,156,190    $  9,629,707     $    797,059      $    37,323,542        2.1%
==========================================================================================================================
 Premiums:
  Life insurance                   $    393,410    $     65,761     $     14,381      $       342,030        4.2%
  Accident and health insurance         451,614         144,298           88,756              396,072       22.4%
  Property and liability insurance      423,105          37,572            7,043              392,576        1.8%

--------------------------------------------------------------------------------------------------------------------------
   Total premiums                  $  1,268,129    $    247,631     $    110,180      $     1,130,678        9.7%
==========================================================================================================================

1998
----
 Life insurance in force           $ 44,134,974    $  7,965,042     $    713,200      $    36,883,132        1.9%
=========================================================================================================================
 Premiums:
  Life insurance                   $    386,554    $     55,700     $      9,432      $       340,286        2.8%
  Accident and health insurance         442,233          73,256           24,625              393,602        6.3%
  Property and liability insurance      372,402          25,928            8,346              354,820        2.4%
-------------------------------------------------------------------------------------------------------------------------
   Total premiums                  $  1,201,189    $    154,884     $     42,403      $     1,088,708        3.9%
=========================================================================================================================

1997
----
 Life insurance in force           $ 43,143,187    $  6,985,956     $    662,171      $    36,819,402        1.8%
=========================================================================================================================
 Premiums:
  Life insurance                   $    391,024    $     51,776     $      9,725      $       348,973        2.8%
  Accident and health insurance         418,860          48,963            8,724              378,621        2.3%
  Property and liability insurance      324,731          18,441            6,697              312,987        2.1%
-------------------------------------------------------------------------------------------------------------------------
   Total premiums                  $  1,134,615    $    119,180     $     25,146      $     1,040,581        2.4%
=========================================================================================================================

             American National Insurance Company and Subsidiaries

                SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
                                (IN THOUSANDS)

        Column A                         Column B     Column C            Column D            Column E

                                                                     Deductions - Describe
                                        Balance at    Additions       Amounts                 Balance at
                                       Beginning of   Charged to   Written off Due  Amounts     End of
Description                               Period       Expense     to Disposal(a)  Commuted(b)  Period
---------------------------------------------------------------------------------------------------------
1999
----
Investment valuation allowances:
 Mortgage loans on real estate          $12,800      $ 8,953       $     --         $ 1,920      $ 19,833
 Investment real estate                  21,718        3,528          5,799              --        19,447
 Investment in unconsolidated
  affiliates                              5,006           --             --              --         5,006
 Other assets                             1,800           --             --              --         1,800
----------------------------------------------------------------------------------------------------------
   Total                                $41,324      $12,481       $  5,799         $ 1,920      $ 46,086
==========================================================================================================

1998
----
Investment valuation allowances:
 Mortgage loans on real estate          $15,230      $    --       $     --         $ 2,430      $ 12,800
 Investment real estate                  22,577        1,038          1,379             518        21,718
 Investment in unconsolidated
  affiliates                              3,727        1,279             --              --         5,006
 Other assets                            11,800           --             --          10,000         1,800
----------------------------------------------------------------------------------------------------------
   Total                                $53,334      $ 2,317       $  1,379         $12,948      $ 41,324
==========================================================================================================

1997
----
Investment valuation allowances:
 Mortgage loans on real estate          $14,846      $   707       $    323         $    --      $ 15,230
 Investment real estate                  28,561        1,400          6,607             777        22,577
 Investment in unconsolidated
  affiliates                              2,327        1,400             --              --         3,727
 Other assets                            11,900           --            100              --        11,800
----------------------------------------------------------------------------------------------------------
   Total                                $57,634      $ 3,507       $  7,030         $   777      $ 53,334
==========================================================================================================

(a) Amounts written off due to disposal represent reductions or (additions) in the balance due to sales, transfers or other disposals of the asset with which the allowance is associated.

(b) Amounts commuted represent reductions in the allowance balance due to changes in requirements or investment conditions.

                            PART C ITEM AND CAPTION

Items 24.  Financial Statements and Exhibits.

     (a)   Financial Statements  FINANCIAL STATEMENTS and FINANCIAL STATEMENT
                                 SCHEDULES sections of Statement of Additional Information
     (b)   Exhibits

     Exhibit "1" -               Copy of the resolutions of the Board of
                                 Directors of the Depositor authorizing the
                                 establishment of the Registrant (incorporated
                                 herein by reference to registration statement
                                 on Form N-4 (333-30318) filed on February 14,
                                 2000)

     Exhibit "2" -               Not applicable

     Exhibit "3" -               Distribution and Administrative Services
                                 Agreement (incorporated herein by reference to registration statement on Form N-4 (333-30318)
                                 filed on February 14, 2000)

     Exhibit "4" -               Form of each variable annuity contract
                                 (Incorporated herein by reference to Pre-
                                 Effective Amendment Number 1 to Registration
                                 Statement on Form N-4 (333-30318) filed on
                                 June 27, 2000)

     Exhibit "4a" -              Form of Group Policy Cover Page for Non-
                                 Qualified Contract (Incorporated herein by reference to Pre-Effective Amendment Number 1 to Registration Statement on Form N-4
                                 (333-30318) filed on June 27, 2000)

     Exhibit "4b" -              Form of Group Policy Cover Page for Qualified
                                 Contract (Incorporated herein by reference to Pre-Effective Amendment Number 1 to
                                 Registration Statement on Form N-4 (333-30318)
                                 filed on June 27, 2000)

     Exhibit "4c" -              Form of Non-Qualified Contract (Incorporated
                                 herein by reference to Pre-Effective Amendment
                                 Number 1 to Registration Statement on Form N-4
                                 (333-30318) filed on June 27, 2000)

     Exhibit "4d" -              Form of Qualified Contract (Incorporated herein
                                 by reference to Pre-Effective Amendment Number
                                 1 to Registration Statement on Form N-4
                                 (333-30318) filed on June 27, 2000)

     Exhibit "4e" -              Form of Minimum Guaranteed Death Benefit Rider
                                 (Incorporated herein by reference to Pre-
                                 Effective Amendment Number 1 to Registration
                                 Statement on Form N-4 (333-30318) filed on
                                 June 27, 2000)

     Exhibit "4f" -              Form of Group Contract Minimum Guaranteed Death
                                 Benefit Rider (Incorporated herein by reference to Pre-Effective Amendment Number 1 to
                                 Registration Statement on Form N-4 (333-30318)
                                 filed on June 27, 2000)

     Exhibit "4g" -              Form of 3% Guaranteed Death Benefit Rider
                                 (Incorporated herein by reference to Pre-
                                 Effective Amendment Number 1 to Registration
                                 Statement on Form N-4 (333-30318) filed on
                                 June 27, 2000)

     Exhibit "4h" -              Form of Group 3% Guaranteed Death Benefit Rider
                                 (Incorporated herein by reference to Pre-
                                 Effective Amendment Number 1 to Registration
                                 Statement on Form N-4 (333-30318) filed on
                                 June 27, 2000)

     Exhibit "4i" -              Form of 5% Guaranteed Death Benefit Rider
                                 (Incorporated herein by reference to Pre-
                                 Effective Amendment Number 1 to Registration
                                 Statement on Form N-4 (333-30318) filed on
                                 June 27, 2000)

     Exhibit "4j" -              Form of Group 5% Guaranteed Death Benefit Rider
                                 (Incorporated herein by reference to Pre-
                                 Effective Amendment Number 1 to Registration
                                 Statement on Form N-4 (333-30318) filed on
                                 June 27, 2000)

     Exhibit "5" -               Form of application used with any variable
                                 annuity contract (Incorporated herein by reference to Pre-Effective Amendment Number 1 to Registration Statement on Form N-4
                                 (333-30318) filed on June 27, 2000)

     Exhibit "6a" -              Copy of the Articles of Incorporation of the
                                 Depositor (incorporated herein by reference to registration statement on Form N-4 (333-30318)
                                 filed on February 14, 2000)

     Exhibit "6b" -           Copy of the By-laws of the Depositor (incorporated
                              herein by reference to registration statement on Form N-4 (333-30318) filed on February 14, 2000)

     Exhibit "7" -            Not applicable

     Exhibit "8a"             Form of American National Investment Account, Inc.
                              Participation Agreement (incorporated herein by reference to registration statement on Form N-4
                              (333-30318) filed on February 14, 2000)

     Exhibit "8b"             Form of Variable Insurance Products Fund II
                              Participation Agreement (incorporated herein by reference to registration statement on Form N-4
                              (333-30318) filed on February 14, 2000)

     Exhibit "8c"             Form of Variable Insurance Products Fund III
                              Participation Agreement (incorporated herein by reference to registration statement on Form N-4
                              (333-30318) filed on February 14, 2000)

     Exhibit "8d"             Form of T. Rowe Price International Series, Inc.
                              T. Rowe Price Equity Series, Inc., and T. Rowe
                              Price Fixed Income Series, Inc. (incorporated herein by reference to registration statement on Form N-4 (333-30318) filed on February 14, 2000)

     Exhibit "8e"             Form of MFS Variable Insurance Trust Participation
                              Agreement (incorporated herein by reference to registration statement on Form N-4 (333-30318)
                              filed on February 14, 2000)

     Exhibit "8f"             Form of Federated Insurance Series Fund
                              Participation Agreement (incorporated herein by reference to registration statement on Form N-4
                              (333-30318) filed on February 14, 2000)

     Exhibit "8g"             Form of Fred Alger American Fund Participation
                              Agreement (incorporated herein by reference to registration statement on Form N-4 (333-30318)
                              filed on February 14, 2000)

     Exhibit "9" -            An opinion of counsel and consent to its use as to
                              the legality of the securities being registered, indicating whether they will be legally issued and will represent binding obligations of the depositor

     Exhibit "10" -           Consent of independent accountants

     Exhibit "11" -           Not applicable

     Exhibit "12" -           Not applicable

     Exhibit "13" -           Not applicable

     Exhibit "14" -           Control chart of Depositor (Incorporated herein by
                              reference to Pre-Effective Amendment Number 1 to
                              Registration Statement on Form N-4 (333-30318)
                              filed on June 27, 2000)

     Exhibit "27" -           Not applicable

Item 25. Directors and Officers of the Depositor.

Directors
---------

Name
----
                              Business Address
                              ----------------

G. Richard Ferdinandtsen      American National Insurance Company
                                   One Moody Plaza
                                   Galveston, Texas 77550

Irwin M. Herz, Jr.            Greer, Herz & Adams, L.L.P.
                                   One Moody Plaza, 18th Floor
                                   Galveston, Texas 77550

R. Eugene Lucas               Gal-Tex Hotel Corporation
                                   2302 Postoffice, Suite 504
                                   Galveston, Texas 77550

E. Douglas McLeod             The Moody Foundation
                                   2302 Postoffice, Suite 704
                                   Galveston, Texas 77550

Frances Anne Moody            The Moody Foundation
                                   Highland Park Place
                                   4515 Cole Avenue LB 34, Suite 500
                                   Dallas, Texas 75205

Robert L. Moody               2302 Postoffice, Suite 702
                                   Galveston, Texas 77550

Russell S. Moody              American National Insurance Company
                                   One Moody Plaza
                                   Galveston, Texas 77550

W.L. Moody, IV                2302 Postoffice, Suite 502
                                   Galveston, Texas 77550

Joe Max Taylor                Galveston County Sheriff's Department
                                   715 19th Street
                                   Galveston, Texas 77550

Officers
--------

     The principal business address of the officers, unless indicated otherwise in the "Directors" section, or unless indicated by an asterisk (*), is American National Insurance Company, One Moody Plaza, Galveston, Texas 77550. Those officers with an asterisk by their names have a principal business address of 2450 South Shore Boulevard, League City, Texas 77573.

Name                Office
----                ------

R.L. Moody          Chairman of the Board and Chief Executive Officer

G.R. Ferdinandtsen  President and Chief Operating Officer

D.A. Behrens        Executive Vice President, Independent Marketing

R.A. Fruend         Executive Vice President, Director of Multi Line Special
                    Markets

B.J. Garrison       Executive Vice President, Director of Home Service Division

M.W. McCroskey *    Executive Vice President, Investments

G. V. Ostergren     Executive Vice President, Director of Multiple Line

J.E. Pozzi          Executive Vice President, Corporate Planning

R.J. Welch          Executive Vice President and Chief Actuary

C.H. Addison        Senior Vice President, Systems Planning and Computing

A.L. Amato, Jr.     Senior Vice President, Life Policy Administration

G.C. Langley        Senior Vice President, Human Resources

S.E. Pavlicek       Senior Vice President and Controller

S.H. Schouweiler    Senior Vice President, Health Insurance Operations

J.R. Thomason       Senior Vice President, Credit Insurance Services

G.W. Tolman         Senior Vice President, Corporate Affairs

V.E. Soler, Jr.     Vice President, Secretary & Treasurer

J.J. Antkowiak      Vice President, Director of Computing Services

D.M. Azur           Vice President, Claims

P. Barber           Vice President, Human Resources

S.F. Brast *        Vice President, Real Estate Investments

D. D. Brichler *     Vice President, Mortgage Loan Production

F.V. Broll, Jr.      Vice President & Actuary

W.F. Carlton         Vice President & Assistant Controller, Financial Reports

R.T. Crawford        Vice President & Assistant Controller, General Accounting

G.C. Crume           Vice President, Independent Marketing

D.A. Culp            Vice President, Independent Marketing

G.D. Dixon *         Vice President, Stocks

S.L. Dobbe           Vice President, Independent Marketing

D.S. Fuentes         Vice President, Health Claims

F.J. Gerren          Vice President, Independent Marketing

J.F. Grant, Jr.      Vice President, Group Actuary

R.D. Hemme           Vice President and Actuary

M.E. Hogan           Vice President, Credit Insurance Operations

D.M. Jensen          Vice President, Multiple Line Marketing

C.J. Jones           Vice President, Health Administration

D.D. Judy            Vice President, Financial Marketing

Dr. H.B. Kelso, Jr.  Vice President & Medical Director

G.W. Kirkham         Vice President, Director of Planning and Support

D.D. Lagrone         Vice President, Home Office Services

George A. Macke      Vice President, General Auditor

G.W. Marchand        Vice President, Life Underwriting

D.N. McDaniel        Vice President, Home Service Administration

J.W. Pangburn        Credit Insurance/Special Markets

E.B. Pavelka         Vice President, Life Premium Accounting & Policy
                     Service

R.A. Price          Vice President, Director of Training and Market Development

J.T. Smith          Vice President, 401(k), Pension Sales

G.A. Sparks, Sr.    Vice President, Director of Finance and Field Services

W.H. Watson III     Vice President, Health Actuary

G.W. Williamson     Vice President, Assistant Director, Home Service Division

J.L. Broadhurst     Asst. Vice President, Director Individual Health/Group
                    Systems

J.J. Cantu          Asst. Vice President and Illustration Actuary

J.D. Ferguson       Asst. Vice President, Creative Services

J.M. Flippin        Asst. Vice President; Director, Life Marketing

D.N. Fullilove      Asst. Vice President, Director, Agents Employment

K.E. Johnston       Asst. Vice President, Asst. Director of Financial Marketing

K.J. Juneau         Asst. Vice President, Director, Agency Systems

P.E. Kennedy        Asst. Vice President, Human Resources

C.A. Kratz          Asst. Vice President, Human Resources

C.H. Lee            Asst. Vice President and Actuary

D.L. Leining        Asst. Vice President, Life Underwriting

R.G. McCrary        Asst. Vice President, Application Development Division

M. Mitchell         Asst. Vice President, Director Insurance Services

M.S. Nimmons        Asst. Vice President; Associate General Auditor, Home Office

R.J. Ostermayer     Asst. Vice President, Director of Group Quality Assurance

M.C. Paetz          Asst. Vice President, Director of Group Underwriting

R.E. Pittman, Jr.   Asst. Vice President, Director of Marketing/Career
                    Development

G.A. Schillaci      Asst. Vice President & Actuary

M.J. Soler          Asst. Vice President, Health Marketing Administration
proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

     (a) SM&R Equity Funds consisting of SM&R Growth Fund, Inc., SM&R Equity Income Fund, Inc. and SM&R Balanced Fund, Inc.; SM&R Investments, Inc. consisting of SM&R Government Bond Fund, SM&R Tax Free Fund, SM&R Primary Fund and SM&R Money Market Fund; American National Investment Accounts, Inc.

     (b) The Registrant's principal underwriter is Securities Management and Research, Inc. The following are the officers and directors of Securities Management and Research, Inc.

                                                       Principal Business
Name                              Position             Address
----------------------------------------------------------------------------------
Gordon D. Dixon             Director,                  Securities Management and Research, Inc.
                            Senior Vice                2450 South Shore Boulevard
                            President                  League City, Texas 77573
                            and Chief
                            Investment
                            Officer

G. Richard Ferdiandtsen     Director                   American National Insurance Company
                                                       One Moody Plaza
                                                       Galveston, Texas 77550

Robert A. Fruend, C.L.U.    Director                   American National Insurance Company
                                                       One Moody Plaza
                                                       Galveston, Texas 77550

R. Eugene Lucas             Director                   Gal-Tenn Hotel Corporation
                                                       504 Moody National Bank Tower
                                                       Galveston, Texas 77550

Michael W. McCroskey        Director,                  Securities Management and Research, Inc.
                            President                  2450 South Shore Boulevard
                            and Chief                  League City, Texas 77573
                            Executive
                            Officer

Ronald J. Welch             Director                   American National Insurance Company
                                                       One Moody Plaza
                                                       Galveston, Texas 77550

K. David Wheeler            Senior Vice                Securities Management and Research, Inc.

proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

     (a) SM&R Equity Funds consisting of SM&R Growth Fund, Inc., SM&R Equity Income Fund, Inc. and SM&R Balanced Fund, Inc.; SM&R Investments, Inc. consisting of SM&R Government Bond Fund, SM&R Tax Free Fund, SM&R Primary Fund and SM&R Money Market Fund; American National Investment Accounts, Inc.

     (b) The Registrant's principal underwriter is Securities Management and Research, Inc. The following are the officers and directors of Securities Management and Research, Inc.

                                                       Principal Business
Name                              Position             Address
----------------------------------------------------------------------------------
Gordon D. Dixon             Director,                  Securities Management and Research, Inc.
                            Senior Vice                2450 South Shore Boulevard
                            President                  League City, Texas 77573
                            and Chief
                            Investment
                            Officer

G. Richard Ferdiandtsen     Director                   American National Insurance Company
                                                       One Moody Plaza
                                                       Galveston, Texas 77550

Robert A. Fruend, C.L.U.    Director                   American National Insurance Company
                                                       One Moody Plaza
                                                       Galveston, Texas 77550

R. Eugene Lucas             Director                   Gal-Tenn Hotel Corporation
                                                       504 Moody National Bank Tower
                                                       Galveston, Texas 77550

Michael W. McCroskey        Director,                  Securities Management and Research, Inc.
                            President                  2450 South Shore Boulevard
                            and Chief                  League City, Texas 77573
                            Executive
                            Officer

Ronald J. Welch             Director                   American National Insurance Company
                                                       One Moody Plaza
                                                       Galveston, Texas 77550

K. David Wheeler            Senior Vice                Securities Management and Research, Inc.

                            President, Chief           2450 South Shore Boulevard
                            Sales Officer              League City, Texas 77573

Teresa E. Axelson           Vice President,            Securities Management and Research, Inc.
                            Secretary, Chief           2450 South Shore Boulevard
                            Compliance Officer         League City, Texas 77573

Brenda T. Koelemay          Vice President,            Securities Management and Research, Inc.
                            Chief Administrative       2450 South Shore Boulevard
                            and Financial              League City, Texas 77573
                            Officer

Emerson V. Unger            Vice President,            Securities Management and Research, Inc.
                            Marketing                  2450 South Shore Boulevard
                                                       League City, Texas 77573

Vicki R. Douglas            Assistant Vice             Securities Management and Research, Inc.
                            President                  2450 South Shore Boulevard
                                                       League City, Texas 77573

Steven Douglas Geib         Assistant Vice             Securities Management and Research, Inc.
                            President                  2450 South Shore Boulevard
                                                       League City, Texas 77573

T. Brett Harrington         Assistant Vice             Securities Management and Research, Inc.
                            President                  2450 South Shore Boulevard
                                                       League City, Texas 77573

Sally F. Praker             Assistant Vice             Securities Management and Research, Inc.
                            President                  2450 South Shore Boulevard
                                                       League City, Texas 77573

Michele S. Lord             Assistant Vice             Securities Management and Research, Inc.
                            President                  2450 South Shore Boulevard
                                                       League City, Texas 77573

     (c) Not Applicable

Item 30. Location of Accounts and Records.

     All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained at the offices of American National Insurance Company, One Moody Plaza, Galveston, Texas 77550.

Item 31. Management Services.

     Not Applicable

Item 32. Undertakings.

     (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information.

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) The Registrant hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

          (i) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403 (b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

          (ii) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403 (b)(11) in any sales literature used in connection with the offer of the contract;

          (iii) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

          (iv) Obtain from each plan participant who purchases a Section 403 (b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403 (b)(11), and (2) other investment alternatives available under the employer's Section 403 (b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Galveston, and the State of Texas on the 25th day of July, 2000.

                                        AMERICAN NATIONAL VARIABLE ANNUITY
                                        SEPARATE ACCOUNT (Registrant)

                                        By:  AMERICAN NATIONAL INSURANCE COMPANY

                                        By: /s/ Robert L. Moody
                                            -----------------------------
                                        Robert L. Moody, Chairman of the
                                        Board and Chief Executive Officer

                                        AMERICAN NATIONAL INSURANCE COMPANY
                                        (Sponsor)

                                        By: /s/ Robert L. Moody
                                            -----------------------------
                                        Robert L. Moody, Chairman of the
                                        Board and Chief Executive Officer

ATTEST:

/s/ Vincent E. Soler, Jr.
---------------------------------------
Vincent E. Soler, Jr.,
Vice President, Secretary and Treasurer

  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

Signature                     Title                                 Date
---------                     -----                                 ----


/s/ Michael W. McCroskey
------------------------      Executive Vice President -          July 25, 2000
Michael W. McCroskey          Investments
                              (Principal Financial Officer)

/s/ Stephen E. Pavlicek
------------------------      Senior Vice President and           July 25, 2000
Stephen E. Pavlicek           Controller
                              (Principal Accounting Officer)

Signature                        Title                           Date
---------                        -----                           ----

/s/ Robert L. Moody
___________________________      Chairman of the Board,          July 25, 2000
Robert L. Moody                  Director and Chief
                                 Executive Officer
/s/ G. Richard Ferdinandtsen
___________________________      Director, President and Chief   July 25, 2000
G. Richard Ferdinandtsen         President and Chief Operating
                                 Officer
/s/ Irwin M. Herz, Jr.
___________________________      Director                        July 25, 2000
Irwin M. Herz, Jr.

/s/ R. Eugene Lucas
___________________________      Director                        July 25, 2000
R. Eugene Lucas

/s/ E. Douglas McLeod
___________________________      Director                        July 25, 2000
E. Douglas McLeod


___________________________      Director                        _______________
Frances Anne Moody


___________________________      Director                        _______________
Russell S. Moody


___________________________      Director                        _______________
W. L. Moody IV


___________________________      Director                        _______________
Joe Max Taylor